1-14688

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2003

P.E.
3/3/03

E.ON Corp.
(Translation of Registrant's Name Into English)

E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

If „Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

2002 Annual Report

E.ON 2002

E.ON Group financial highlights

€ in millions	2002	2001[1]	+/- %
Sales	37,059	37,273	-1
Income/(loss) from continuing operations before income taxes and minority interests	-704	3,201	-
Income/(loss) from continuing operations	-696	2,559	-
Net income	2,777	2,570	+8
EBITDA	7,680	6,649	+16
EBIT	4,732	3,695	+28
Internal operating profit	3,890	3,157	+23
ROCE (in %)	9.3	9.6	-0.3[3]
Capital employed (annual average)	51,052	38,402	+33
Return on equity after taxes (in %)[2]	11.1	9.8	+1.3[3]
Investments	24,182	6,909	+250
Cash provided by operating activities	3,690	2,652	+39
Stockholders' equity	25,653	24,462	+5
Total assets	113,065	101,659	+11
Employees at year end	107,856	92,754	+16
Earnings per share (in €)			
from net income	4.26	3.81	+12
from continuing operations	-1.06	3.80	-
from discontinued operations	5.03	0.05	-
from cumulative effect of changes in accounting principles, net	0.29	-0.04	-
Per share (in €)			
Dividend	1.75	1.60	+9
Stockholders' equity[4]	39.33	36.30	+8

[1]Adjusted for discontinued operations and goodwill amortization.
[2]*Net income (excluding minority interests) ÷ annual average stockholders' equity (excluding minority interests).*
[3]Change in percentage points.
[4]Excludes minority interests.

E.ON Group by division 2002

€ in millions	E.ON Energie	Powergen	Chemicals	Real Estate	Other/ Consol-idation	Total
Sales	19,518	4,476	11,765	1,226	74	37,059
EBITDA	4,779	766	1,747	562	-174	7,680
EBIT	3,147	459	936	387	-197	4,732
Internal operating profit	2,855	329	655	203	-152	3,890
ROCE (in %)	13.5	5.7	8.5	8.3	-	9.3
Capital employed (annual average)	23,379	8,034	11,025	4,664	3,950	51,052
Cash provided by operating activities	3,313	376	841	56	-896	3,690
Investments	6,140	3,094	1,114	386	13,448	24,182
Employees at year end	45,394	11,591	47,623	2,683	565	107,856

E.ON AG: an overview →

E.ON AG: an overview

E.ON AG
Düsseldorf

Energy

E.ON Energie AG, Munich — 100%

Germany

Company	Location	Share
E.ON Kraftwerke GmbH	Hanover	100%
E.ON Kernkraft GmbH	Hanover	100%
E.ON Wasserkraft GmbH	Landshut	100%
E.ON Netz GmbH	Bayreuth	100%
E.ON Sales & Trading GmbH	Munich	100%
E.ON Bayern AG	Regensburg	97.3%
Avacon AG	Helmstedt	56.5%
Schleswag Aktiengesellschaft	Rendsburg	65.3%
E.DIS AG	Fürstenwalde an der Spree	71%
Teag Thüringer Energie AG	Erfurt	72.7%
Hein Gas Hamburger Gaswerke GmbH	Hamburg	100%
Pesag Aktiengesellschaft	Paderborn	54.5%
Energie-AG Mitteldeutschland EAM	Kassel	73.3%
EWE Aktiengesellschaft	Oldenburg	27.4%
Elektrizitätswerk Minden-Ravensberg GmbH, Herford		55.2%
Elektrizitätswerk Wesertal GmbH	Hameln	100%
Thüga AG	Munich	87.1%

International

Company	Location	Share
Sydkraft AB	Malmö/Sweden	55.2%
Graninge AB	Kramfors/Sweden	36.4%
Espoon Sähkö Oyj	Espoo/Finland	65.6%
E.ON Benelux Generation N.V.	Voorburg/Netherlands	100%
Dél-dunántúli Áramszolgáltató Rt.	Pécs/Hungary	92.4%
Tiszántúli Áramszolgáltató Rt.	Debrecen/Hungary	92.4%
Észak-dunántúli Áramszolgáltató Rt.	Gyor/Hungary	90.6%
BKW FMB Energie AG	Bern/Switzerland	20%
E.ON Czech Holding AG	Munich/Germany	100%
Západoslovenská energetika a.s.	Bratislava/Slovak Republic	49%

E.ON Energie ranks among Europe's largest energy services providers. With operations in 17 European countries, E.ON Energie has stakes in major energy companies in Scandinavia, the Netherlands, Hungary, the Slovak Republic, the Czech Republic, Switzerland, Austria, Italy, Russia, and Poland.

Ruhrgas AG, Essen — 60%

Germany

Company	Location	Share
Ferngas Nordbayern GmbH	Nuremberg	53.1%
Ferngas Salzgitter GmbH	Salzgitter	39%
Gas-Union GmbH	Frankfurt am Main	25.9%
Erdgasversorgungsgesellschaft Thüringen-Sachsen mbH (EVG), Erfurt		50%
VNG-Verbundnetz Gas AG	Leipzig	36.8%
Thüga AG	Munich	10%
NETRA GmbH Norddeutsche Erdgas Transversale & Co. KG, Emstek		41.7%
Etzel Gas-Lager Statoil Deutschland GmbH & Co., Friedeburg-Etzel		74.8%
MEGAL GmbH Mittel-Europäische Gasleitungsgesellschaft, Essen		50%
Ruhrgas Industries GmbH	Essen	100%

International

Company	Location	Share
Gasum Oy	Espoo/Finland	20%
Latvijas Gaze	Riga/Latvia	28.2%
Nova Naturgas AB	Stockholm/Sweden	29.6%
Slovensky Plynarensky Priemysel a.s. (SPP)	Bratislava/Slovak Republic	49%
OAO Gazprom	Moscow/Russia	5.5%
Ruhrgas UK Exploration and Production Limited	London/U.K.	100%

With annual sales of approximately 600 billion kilowatt-hours of natural gas, Ruhrgas is one of Europe's premier gas companies and among the world's biggest privately owned natural gas importers. The company's customers include regional and municipal energy utilities, industrial enterprises, and power stations.

Powergen Ltd., London/U.K. — 100%

U.K.

Company	Location	Share
Powergen UK plc	London	100%
Powergen Retail Ltd.	Coventry	100%
Powergen CHP Ltd.	London	100%
Powergen Renewables Ltd.	London	100%
Cottam Development Centre Ltd.	London	50%
Corby Power Ltd.	Corby	50%
East Midlands Electricity Distribution plc	Coventry	100%

U.S.

Company	Location	Share
LG&E Energy Corp.	Louisville	100%
Louisville Gas & Electric Company	Louisville	100%
Kentucky Utilities Company	Lexington	100%
Western Kentucky Energy Corp.	Henderson	100%
LG&E Power, Inc.	Louisville	100%
CRC-Evans International, Inc.	Houston	100%
LG&E Energy Marketing, Inc.	Louisville	100%

Headquartered in Coventry, Powergen is a vertically integrated Anglo-American energy services business. In the U.K., Powergen is one of the leading integrated electricity and gas companies. In the U.S., the operations of LG&E Energy, Powergen's American subsidiary, are focused on the regulated electricity and gas utility sector in Kentucky.

Other Activities

Degussa AG, Düsseldorf — 46.5%

Degussa is Germany's third-largest chemicals company and the world's biggest specialty chemicals enterprise. Degussa is arrayed in six market-oriented divisions:

- Health & Nutrition
- Construction Chemicals
- Fine & Industrial Chemicals
- Performance Chemicals
- Coatings & Advanced Fillers
- Specialty Polymers

Viterra AG, Essen — 100%

With approximately 165,000 housing units, Viterra is Germany's largest private owner of residential real estate and a leader in the rental and trading of housing units. The company also develops office and apartment buildings. Viterra has two businesses:

- core business: residential real estate
- start-up business: real estate development

VIAG Telecom Beteiligungs GmbH, Munich — 100%

VIAG Telecom has an interest in Connect Austria, a mobile communications company.

As of February 2003

Ich bin on.

I'm switched on.

Ik ben on.

On vagyok.

Jag är on.

I'm switched on.

Since the end of October 2002, over 50,000 people in Germany have declared that they're switched on and have joined a virtual community organized around E.ON's current advertising campaign. In our Annual Report, we introduce switched-on E.ON Group employees from six countries.

4 10 14 16 26

2 Contents

Letter to our shareowners





Ulrich Hartmann and Prof. Dr. Wilhelm Simson

Dear Shareowners:

In this report, you'll encounter more than facts and figures. You'll meet some of the people who make E.ON a special place to work. We introduce you to six talented and dedicated E.ON Group employees who resolutely and passionately pursue their goals—in their personal and their professional lives. We like to say they're "switched on." We made this the theme of our annual report because we're convinced that these employees exemplify qualities that have made your company successful.

E.ON operates in highly competitive and dynamic markets, where to seize opportunities you have to act swiftly and decisively. That's why we've set a rapid pace to further strengthen E.ON's position both in and outside Germany. Less than three years have passed since the VEBA-VIAG merger that created E.ON, and we've already achieved most of the objectives of our Focus & Growth strategy. Our ambitious divestment program is almost complete. Our business portfolio is now clearly focused on our core energy business of electricity and natural gas. And with the acquisition of Powergen and Ruhrgas, E.ON has achieved key milestones towards its goal of becoming a premier global energy services provider.

Along with the progress made in executing our strategy, we also further enhanced E.ON's earnings power. In 2002, we set a new company record for internal operating profit and improved our net income. The decisive factors were the growth and the operational improvements we achieved in our core energy business. We're also proposing to pay out an all-time-high dividend, marking the fourth year in a row that we've raised the dividend.

Core energy business expanded into a new dimension. The acquisition of Powergen has given E.ON a leading position in the U.K. and, via Powergen's subsidiary LG&E Energy, an excellent platform for further growth in the U.S. This one transaction has transformed E.ON from a premier European energy utility into a truly global player.

In October 2002, Powergen made the right response to its difficult market environment by acquiring TXU Europe's U.K. retail business. The deal more than doubled Powergen's customer base. The company now has roughly 8.9 million customer accounts, making it the U.K.'s top electricity retailer and second-biggest natural gas retailer. Moreover, Powergen is now well balanced between its generation and mass-market retail operations in the U.K., giving it an excellent competitive position in Europe's third-largest energy market.

Quantum leap in gas business. The acquisition of Ruhrgas represents a strategic breakthrough for E.ON, complementing our leading position in electricity with a strong competitive position in natural gas. To go along with our fully integrated electricity business, we're now also a major player at each link of the natural gas value chain: from production to wholesaling, and from transport to retailing. After the acquisition of Ruhrgas and the disposal of the shareholdings required under the ministerial approval, we will provide 13 million customers across Europe with natural gas service, making us one of Europe's leading suppliers of this important resource.

Gas supply is a growth industry. According to EU forecasts, the demand for natural gas will grow by an average of 2 to 4 percent per year through 2020. Over the same period, gas demand is expected to climb by 50 percent to roughly one third of overall energy demand. No other energy source is forecast to have that kind of growth.

Ruhrgas's direct access to major natural gas suppliers gives E.ON a superb strategic position. We intend to capitalize on the growth opportunities in this market. In the area of natural gas procurement, Ruhrgas has long-term supply agreements, excellent industry contacts, proven expertise, and an extensive transport system. We aim to build on this strategic advantage by making targeted investments in the company's gas infrastructure in order to secure our production base.

The integration of Ruhrgas into the E.ON Group takes on even greater significance in view of the increasing convergence of power and gas. Electricity and gas offer cross-commodity synergy benefits, particularly in areas like trading and retailing. Moreover, we anticipate that clean-burning natural gas will play an even greater role in electric generation over the medium term.

Position in Europe fortified and enlarged. Major acquisitions aren't the only way to achieve growth. That's why we've seized several smaller-scale opportunities in order to expand E.ON in Europe. We acquired the Wesertal regional utility and increased our stakes in EAM and EMR. These moves gave us a majority interest in all three utilities. Using the flexibility that comes with majority ownership, we're now in the process of combining EMR, Wesertal, and Pesag to create a powerful regional utility in central Germany. By merging Schleswag and Hein Gas, we will create another strong E.ON company that provides electric and gas retail service to about 1.5 million homes and businesses in northern Germany.

Outside of Germany, our target markets for growth are the Alpine region, Central Europe, and Scandinavia. We are systematically expanding our energy operations in these markets. Through our acquisition of a majority interest in Édász, Hungary's second-largest electric company, the E.ON Group now has a significant market share in this key Central European country. In the neighboring Slovak Republic, we have a substantial stake in ZSE, the country's biggest energy utility.

Focus on core energy business nearly complete. The growth that has made us a truly global utility group has only been possible because we focused our energies early on. Since the merger that created E.ON, we've divested 13 non-utility shareholdings. The proceeds on these disposals total more than €33 billion.

In 2002, we sold VAW aluminium to Norsk Hydro, VEBA Oel to BP, Stinnes to Deutsche Bahn, and Schmalbach-Lubeca to Ball, an U.S.-based packaging manufacturer. In January 2003, we initiated the disposal of our Chemicals division by selling shares in Degussa to RAG. We reached an agreement with Bouygues Group to sell our stake in Bouygues Telecom. Now, the only shareholdings on our divestment list are Viterra and Connect Austria, a mobile communications company.

Letter to our shareowners

Internal operating profit and net income higher. In the year under review, E.ON continued to deliver impressive operating performance despite a difficult business and economic environment. Internal operating profit climbed 23 percent from the strong prior-year figure to €3.9 billion—a new company record. The decisive factor was the substantial earnings growth at E.ON Energie, whose internal operating profit was up 28 percent to nearly €2.9 billion. In addition to operational improvements, the advance reflects the effects of first-time consolidations and lower depreciation expense.

Nevertheless, not even E.ON was able to evade the effects of the weak stock market, which necessitated valuation adjustments totaling €2.4 billion on securities we hold. Powergen's difficult market environment resulted in impairment charges of €2.4 billion on the goodwill stemming from our acquisition of the company. These non-recurring charges are more than offset by substantial book gains on disposals and our record internal operating profit. Net income was up 8 percent overall to €2.8 billion, impressive evidence of the E.ON Group's earnings strength.

New record dividend. At the Annual Shareholders Meeting on April 30, 2003, we will propose that E.ON pay a cash dividend of €1.75 per share, a €0.15 or 9.4 percent increase from the previous year. The higher dividend in particular reflects E.ON's solid earnings performance and the increase in net income. The dividend yield is 4.55 percent based on E.ON stock's year-end 2002 closing price, making E.ON a dividend leader among Germany's Dax 30 companies.

Sound capital structure. After the Powergen and Ruhrgas acquisitions, E.ON continues to have an excellent capital structure. E.ON's equity ratio of 22.7 percent is markedly above those of its utility peers. Our net debt is only half the size of stockholders' equity, another area in which E.ON compares very well with its industry rivals.

A key source of financing is our strong cash flow, which improved substantially in 2002, increasing by 39 percent to €3.7 billion. As we have sharpened the focus on our core energy business, our cash flow has become more stable. Over the medium term, we expect additional cash inflows from our remaining divestments. Beyond this, we have arranged a syndicated credit line of €15 billion in case the need for additional financing arises.

Integration moves ahead. By systematically improving E.ON's operating performance and by integrating our new subsidiaries, we expect to further enhance E.ON's earnings strength. The integration of Powergen and LG&E Energy is already at an advanced stage. A central component of our integration program is to leverage E.ON's skills to new marketplaces by means of a best-practice project launched last September.

German government spends liberalization dividend. The keen competition that followed the complete liberalization of Germany's electricity sector initially led to price reductions of 40 percent for industrial customers and 20 percent for residential customers. These price cuts have largely been swallowed up by the ecotax and the German government's subsidy schemes for regenerative energy and combined heat and power generating stations. There are probably few residential customers in Germany who know that government levies account for about 45 percent of their electric bill. Taxes and other levies also make up an increasing share of natural gas prices. These kinds of market distortions hurt consumers as well as companies and are irreconcilable with the goals of liberalization.

Motivated and dedicated employees. The fundamental transformation of the E.ON Group and the far-reaching changes to the energy markets continually confront our employees with challenges. In 2002, our people's outstanding work and exemplary commitment were once again crucial in moving E.ON forward. Without their flexibility and openness to change, the Group's realignment would be impossible. We would like to take this opportunity to thank our employees for their results-oriented and energetic attitude. We would also like to thank the employee representatives for the even-handed and constructive fashion in which they fulfill their responsibilities. E.ON has the right team to play at the top of the world utility league.

Ongoing liberalization creates new opportunities. With our earnings power, financial strength, and high-caliber employees, we are superbly positioned to achieve further profitable growth. We expect the ongoing liberalization of Europe's energy markets to create new growth opportunities. By July 2007 at the latest, consumers across Europe will be able to choose who provides their home with electric and gas service. Industrial customers will be able to choose their supplier by the middle of next year. Customer choice will further intensify competition. We're in excellent shape to meet this challenge. Our experience in open markets gives us a clear competitive advantage. E.ON is the only energy services provider that today already has leading market positions in all of Europe's fully liberalized energy marketplaces. And E.ON is well positioned in many of the countries that are currently transitioning to open markets. These include important new EU members like the Czech Republic, the Slovak Republic, and Hungary, countries whose economies are forecast to grow at above-average rates.

Focus on value enhancement. In the past year, E.ON decisively seized the opportunities created by energy market liberalization. We achieved important growth objectives in Europe. We successfully entered the U.S. market. The key tasks going forward are to use the momentum we have achieved in order to further boost earnings and to resolutely cut costs and deliver synergies so that we enhance the profitability of our shareholdings. Beyond this, E.ON has substantial flexibility to achieve further growth through initiatives that enlarge and enhance the value of our market positions in and outside of Germany.

E.ON: success through systematic change. By merging VEBA and VIAG less than three years ago, we laid the foundation for E.ON. Since then, the E.ON Group has implemented far-reaching changes at a rapid pace. It was obvious to us that E.ON could only achieve long-term success in the energy business by being clearly focused. To achieve this goal, we divested numerous shareholdings, some of which had a long and impressive history within our company. These decisions weren't easy, and the resulting changes were at times hard for the companies affected and especially for their employees. But E.ON's reorientation was unavoidable. We had to give E.ON the right structure to succeed in a rapidly changing and increasingly global market.

Our term as Chairmen of the Board of Management and co-CEOs of E.ON AG will end on April 30, 2003. You, our shareowners, have followed E.ON's development closely: sometimes critically, but always constructively. We would like to express our sincere thanks for your trust, without which the fundamental changes to the company would not have been possible.

The Supervisory Board has appointed Dr. Wulf H. Bernotat to serve as Chairman of the Board of Management and CEO of E.ON AG starting on May 1, 2003. We're certain that Dr. Bernotat and his colleagues on the Board of Management will provide E.ON with discerning and decisive leadership. They have our best wishes for success.

Sincerely yours,

Ulrich Hartmann

Prof. Dr. Wilhelm Simson

Board of Management





Ulrich Hartmann
Born 1938 in Berlin
Member of the Board of Management since 1989
Chairman and co-CEO
Düsseldorf



Prof. Dr. Wilhelm Simson
Born 1938 in Cologne
Member of the Board of Management since 2000
Chairman and co-CEO
Düsseldorf



Dr. Hans Michael Gaul
Born 1942 in Düsseldorf
Member of the Board of Management since 1990
Controlling/Corporate Planning, M&A, Legal Affairs
Düsseldorf



Dr. Manfred Krüper
Born 1941 in Gelsenkirchen
Member of the Board
of Management since 1996
Human Resources, Infrastructure and
Services, Procurement, Organization
Düsseldorf

Dr. Erhard Schipporeit
Born 1949 in Bitterfeld
Member of the Board
of Management since 2000
Finance, Accounting, Taxes, IT
Düsseldorf

Executive Vice Presidents
Kiran Bhojani, Düsseldorf
Dr. Peter Blau, Düsseldorf
Gert von der Groeben, Düsseldorf
Ulrich Hüppe, Düsseldorf
Heinrich Montag, Düsseldorf
Dr. Rolf Pohlig, Düsseldorf
Hans Gisbert Ulmke, Düsseldorf

Report of the Supervisory Board



Dr. Klaus Liesen
Chairman of
the Supervisory Board

The Supervisory Board monitored and advised management during the 2002 financial year. Management regularly provided us with timely and comprehensive reports about all issues related to planning, the progress of business, and risk management that are relevant to the Company.

The Supervisory Board met a total of six times during the 2002 financial year. Between meetings, the Board of Management provided the Supervisory Board with written reports on major business transactions of key importance to the Company. Furthermore, the Supervisory Board's Executive Committee received oral reports by the Board of Management and discussed them in depth at four sessions. The Chairman of the Supervisory Board was informed on an ongoing basis about all major business transactions as well as the development of key financial figures.

At its meetings, the Supervisory Board dealt intensively with E.ON's focus on its core energy business and its divestment of non-core assets. At the forefront of our discussions was the acquisition of Ruhrgas, which significantly strengthens the Company's competitive position in its natural gas business. Management informed us on an ongoing basis about the status of the ministerial approval process and the subsequent decisions issued by the state Superior Court in Düsseldorf that prevented the acquisition after the ministerial approval had been issued. In this context, we thoroughly debated the acquisition of RAG's stake in Ruhrgas and the disposal of the Company's Degussa shareholding to RAG.

We also discussed in detail:

- the acquisition of Powergen, a British energy utility, and of LG&E Energy, its U.S. subsidiary headquartered in Kentucky; the earnings situation of both companies; and developments in the U.K. and U.S. energy markets
- the impairment charge on the goodwill stemming from the Powergen acquisition and the valuation allowance on the Company's shares in HypoVereinsbank
- the complete disposal of VEBA Oel to BP
- the sale of Stinnes to Deutsche Bahn
- the sale of Schmalbach-Lubeca to Ball Corporation, a U.S.-based packaging manufacturer.

Other subjects that the Supervisory Board dealt with in detail were developments in energy policy; the financial situation of the major Group companies; and investment, financing, and personnel planning for 2003 through 2005. The Board of Management regularly informed us about the use and scope of derivative financial instruments.

Another key issue for the Supervisory Board was corporate governance at E.ON. In this regard, we reviewed E.ON's well-proven rules and procedures for the Board of Management, the Supervisory Board, and the two Boards' interaction. At our December meeting, we approved new rules and procedures for the Board of Management and Supervisory Board. They reflect the recommendations of the German Corporate Governance Code, the results of our own discussions, and the new requirements of the U.S. Sarbanes-Oxley Act of 2002. Significant portions of Sarbanes-Oxley will take effect at a later date after the U.S. Securities and Exchange Commission has decided on implementation rules. If necessary, we will adjust our corporate governance practices accordingly. At the December meeting, we also approved the declaration of compliance with the German Corporate Governance Code pursuant to Article 161 of the German Stock Corporation Act. It is printed in full on page 54 of this Annual Report in the section entitled "Corporate governance."

In addition, at our December meeting, the Supervisory Board formed a Finance and Investment Committee and an Audit Committee consisting of members of the Supervisory Board. The Finance and Investment Committee advises the Board of Management on all issues of Group financing and investment planning. The Audit Committee deals in particular with issues relating to the Company's accounting policies and risk management and with issues regarding the independence of the Company's external auditors.

PwC Deutsche Revision Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Düsseldorf, the independent auditors approved by the Annual Shareholders Meeting and appointed by the Supervisory Board, audited the Financial Statements of E.ON AG and the Consolidated Financial Statements as of December 31, 2002, as well as the combined Review of Operations, and submitted an unqualified opinion thereon. The auditors also reviewed and delivered an audit opinion on the Consolidated Financial Statements prepared in accordance with U.S. GAAP. The Consolidated Financial Statements are supplemented by the requisite commentary in compliance with Article 292a of Germany's Commercial Code. The Consolidated Financial Statements prepared in accordance with U.S. GAAP exempt the Company from the requirement to release Consolidated Financial Statements in accordance with German GAAP. Furthermore, the auditors examined E.ON AG's risk detection system. This examination revealed that the system is fulfilling its tasks. After being subject to a preliminary review by the Audit Committee, the Financial Statements, the Review of Operations, and the Auditor's Reports were given to all members of the Supervisory Board. The Audit Committee and the Supervisory Board at its meeting to approve the Financial Statements also reviewed these documents in detail with the auditors present on both occasions.

We examined the Financial Statements of E.ON AG, the Review of Operations, and the Board of Management's proposal regarding the appropriation of net income available for distribution and agreed to these without any objections. We approved the Auditor's Report.

We approved the Financial Statements of E.ON AG prepared by the Board of Management and the Consolidated Financial Statements. The Financial Statements are thus adopted. We agree with the Report of the Board of Management and, in particular, with its statements concerning the Company's future development.

We agree with the Board of Management's proposal for appropriating net income available for distribution, which includes a cash dividend payment of €1.75 per share.

On July 14, 2002, Prof. Herbert Grünewald, a former Supervisory Board member, passed away at the age of 80. Prof. Grünewald was a member of VEBA AG's Supervisory Board from 1979 to 1988. On November 26, 2002, Dr. Johannes Völling, a former Supervisory Board member, passed away at the age of 80. Dr. Völling was a member of VEBA AG's Supervisory Board from 1978 to 1982. With their wise counsel, both gentlemen played a key role in the Company's successful development. We will honor their memory.

Dr. Peter Weber, Mr. Kurt Weslowski, and Mr. Dagobert Millinghaus resigned their mandates as Supervisory Board members effective March 31, July 1, and October 24, 2002, respectively. The Supervisory Board thanks these gentlemen for their fine work over the course of several years and for their constructive approach to their responsibilities.

Succeeding Dr. Weber, Mr. Weslowski, and Mr. Millinghaus as employee representatives on the Supervisory Board are Mrs. Eva Kirchhof, Mr. Günter Adam, and Mr. Klaus-Dieter Raschke.

At our meeting on September 3, 2002, as part of the succession planning for the current Chairmen of the Board of Management, Ulrich Hartmann and Prof. Dr. Wilhelm Simson, the Supervisory Board appointed Dr. Wulf H. Bernotat as a member and as Chairman of the Board of Management of E.ON AG for the period from May 1, 2003, to April 30, 2008.

At our meeting on March 5, 2003, we appointed, effective immediately, Dr. Burckhard Bergmann as a member of the Board of Management of E.ON AG. Dr. Bergmann will remain Chairman of the Board of Management of Ruhrgas AG.

The Supervisory Board wishes to thank the Board of Management, the Works Councils as well as all the employees of E.ON AG and its affiliated companies for their dedication and hard work.

Düsseldorf, March 5, 2003

The Supervisory Board

Dr. Klaus Liesen
Chairman

Supervisory Board

Honorary Chairman

Prof. Dr. Günter Vogelsang
Düsseldorf

Supervisory Board

Dr. Klaus Liesen
Honorary Chairman of the Supervisory Board, Ruhrgas AG, Essen
Chairman

Hubertus Schmoldt
Chairman of the Board of Management, Industriegewerkschaft Bergbau, Chemie, Energie, Hanover
Deputy Chairman

Günter Adam
Foreman, Hanau
(since July 11, 2002)

Dr. Karl-Hermann Baumann
Chairman of the Supervisory Board, Siemens AG, Munich

Ralf Blauth
Industrial Clerk,
Marl

Dr. Rolf-E. Breuer
Chairman of the Supervisory Board, Deutsche Bank AG,
Frankfurt am Main

Dr. Gerhard Cromme
Chairman of the Supervisory Board, ThyssenKrupp AG,
Düsseldorf

Wolf-Rüdiger Hinrichsen
Head of the Economic Affairs Department, E.ON AG,
Düsseldorf

Ulrich Hocker
General Manager, German Investor Protection Association,
Düsseldorf

Dr. Jochen Holzer
Honorary Senator, former Chairman of the Supervisory Board, VIAG AG,
Munich

Jan Kahmann
Member of the Board, Unified Service Sector Union (ver.di), Berlin

Eva Kirchhof
Diploma Physicist, Marl
(since April 1, 2002)

Dr. h.c. André Leysen
Honorary Chairman of the Administrative Board,
Gevaert N.V., Mortsel, Belgium

Dagobert Millinghaus
Accounting and Administration Manager, Mülheim an der Ruhr
(until October 24, 2002)

Margret Mönig-Raane
Vice-Chairwoman of the Board, Unified Service Sector Union (ver.di), Berlin

Ulrich Otte
Systems Engineer, Munich

Klaus-Dieter Raschke
Tax Assistant, Nordenham
(since November 7, 2002)

Armin Schreiber
Electrical Engineer,
Grafenrheinfeld

Dr. Henning Schulte-Noelle
Chairman of the Board of Management, Allianz AG,
Munich

Kurt F. Viermetz
Retired Vice-Chairman and Director of the Board,
J.P. Morgan & Co., Inc.,
New York

Dr. Bernd W. Voss
Member of the Supervisory Board,
Dresdner Bank AG,
Frankfurt am Main

Dr. Peter Weber
Director of the Legal Department,
Degussa AG, Marl
(until March 31, 2002)

Kurt Weslowski
Chemical Worker,
Gelsenkirchen
(until July 1, 2002)

Supervisory Board Committees

Executive Committee

Dr. Klaus Liesen
Chairman

Ralf Blauth
Hubertus Schmoldt
Dr. Henning Schulte-Noelle

Audit Committee

Dr. Karl-Hermann Baumann
Chairman

Ralf Blauth
Dr. Klaus Liesen
Klaus-Dieter Raschke

Finance and Investment Committee

Dr. Klaus Liesen
Chairman

Dr. Gerhard Cromme
Wolf-Rüdiger Hinrichsen
Hubertus Schmoldt

The year in review

January

- As part of its focus strategy, E.ON reaches an agreement to sell VAW aluminium to Norsk Hydro, Oslo.

February

- In line with the agreement reached in the summer of 2001, BP acquires 51 percent of VEBA Oel by means of a capital increase.
- E.ON files a formal application with Germany's Minister of Economics and Technology for ministerial approval of its business combination with Ruhrgas. In the first instance, the application applies only to Gelsenberg's 25.5 percent stake in Ruhrgas. As planned, in March 2002 the application is extended to include Bergemann's 34.8 percent Ruhrgas shareholding.

April

- E.ON Energie acquires ownership of Fortum Energie (FEG), a Fortum subsidiary. FEG comprises Elektrizitätswerk Wesertal and other Fortum utility operations in Germany.
- Powergen shareholders overwhelmingly endorse E.ON's acquisition of their company.

May

- E.ON Energie signs an agreement with Nordostschweizerische Kraftwerke (NOK) to sell its 24.5 percent shareholding in Watt, a Swiss electric company, to NOK. The sale enables E.ON Energie to concentrate its energy interests in Switzerland on its shareholding in BKW FMB Energie, the country's leading fully integrated electric utility.
- The Slovakian government approves E.ON Energie's bid to acquire a 49 percent stake in Západoslovenská energetika, a.s. (ZSE). It also gives E.ON Energie management control of ZSE.
- E.ON Energie increases its shareholding in Energie-Aktiengesellschaft Mitteldeutschland EAM by roughly 27 percent to approximately 73 percent.
- E.ON and RAG reach an agreement under which E.ON is to acquire the approximately 18 percent stake in Ruhrgas that RAG holds indirectly and RAG is to acquire a majority position in Degussa.
- E.ON issues a number of bonds on international capital markets. The euro and sterling-denominated bonds total about €7.3 billion and have maturities of between 7 and 30 years.

June

- The U.S. Securities and Exchange Commission approves E.ON's takeover of Powergen.
- E.ON exercises its put option to sell nearly 103 million shares of Orange stock to France Télécom.
- E.ON exercises its put option to sell its remaining 49 percent interest in VEBA Oel to BP.

July

- E.ON completes the takeover of Powergen, making it the sole owner of the U.K.-based utility along with LG&E Energy, Powergen's U.S. affiliate.
- E.ON Energie acquires BEB Erdgas und Erdöl's 10.1 percent shareholding in Hamburger Gaswerke GmbH (Hein Gas) as part of a reorganization of the Hamburg-based utility's ownership structure. Including the stakes held by its subsidiaries, E.ON Energie now owns 100 percent of Hein Gas.
- E.ON completes negotiations with Deutsche Bahn on the sale of its 65.4 percent shareholding in Stinnes as part of a cash tender offer.
- E.ON reaches agreements to acquire the 40 percent interest in Ruhrgas held indirectly by ExxonMobil, Shell, and Preussag. The completion of these transactions would make E.ON the sole owner of Ruhrgas.
- E.ON is granted the ministerial approval it requested for the acquisition of a majority interest in Ruhrgas.
- Competitors file complaints against the ministerial approval in the state Superior Court in Düsseldorf and petition the court to issue a temporary injunction. The court subsequently issues orders to temporarily suspend E.ON's acquisition of a majority stake in Ruhrgas.

August

- AV Packaging, a joint venture between Allianz Capital Partners and E.ON, reaches an agreement with Ball Corporation, a U.S.-based packaging manufacturer, on the sale of Schmalbach-Lubeca. In July 2002, Schmalbach-Lubeca sold its PET and White Cap business units to Amcor, an Australian packaging company.
- E.ON Energie acquires Bayerische Landesbank's 25.1 percent interest in Thüga. The transaction increases E.ON Energie's Thüga shareholding to about 87 percent.

September

- The Ministry of Economics and Technology confirms the essential aspects of the ministerial approval granted on July 5, 2002, for E.ON's acquisition of Ruhrgas. However, the Ministry ties its decision to stricter conditions.
- As part of the succession planning for the current Chairmen of the Board of Management, Ulrich Hartmann and Prof. Dr. Wilhelm Simson, E.ON AG's Supervisory Board appoints Dr. Wulf H. Bernotat as a member and as Chairman of the Board of Management for the period from May 1, 2003, to April 30, 2008.
- E.ON holds its first-ever Energy Forum, at which the senior management of the core energy divisions meet to discuss strategic issues surrounding E.ON's international energy business.

October

- Powergen acquires TXU Europe's U.K. retail business along with three coal-fired power stations.
- In Germany, E.ON launches a new nationwide, multimedia advertising campaign (radio, TV, print, outdoor, and Internet) that asks people: *Sind Sie on?* ("Are you switched on?"). In the outdoor ads shown at right, a few of the many people portrayed in the campaign declare *Ich bin on* ("I'm switched on").

November

- E.ON Energie receives permission to acquire a majority interest in Észak-dunántúli Áramszolgáltató (Édász), a Hungarian energy utility. On completion of a cash tender offer, E.ON Energie expands its shareholding in Édász to over 90 percent.

December

- The state Superior Court in Düsseldorf upholds its temporary injunction against E.ON's acquisition of Ruhrgas. In January 2003, E.ON reaches an out-of-court settlement with the nine companies that filed suits against the ministerial approval.
- E.ON successfully arranges a €15 billion credit facility with a number of international banks. The measure serves mainly as a liquidity provision.


Ich bin on.
e.on
Sind Sie on?

on:

We all know people who use their energy to make things happen. They're switched on. Being switched on begins as an idea and is transformed into action. People who are switched on don't give up. They persevere. People who are switched on aren't infallible. But they know how to learn from their mistakes. To be switched on, you don't have to be famous or draw attention to yourself. Most switched-on people are everyday heroes. People with joys and sorrows, successes and setbacks. People like you and me. People, for example, who work at E.ON. They may have different backgrounds, lifestyles, and visions, but they have one thing in common. In both their professional and their personal lives, they passionately pursue their goals and make their dreams happen.



I'm switched on.

When he's not [illegible]

[illegible]

Monika Hägg[illegible]

[illegible] National H[illegible]

"The *Lottorna* and the Motor[illegible] Se[illegible] are great. I get to meet [illegible] I'm doing something for my country," says Monika.

Jag är on.



Ich bin on.





I'm switched on.



Ik ben on.

[illegible]

[illegible]

[illegible] a master [illegible] Hungary [illegible]
[illegible]
[illegible] serious [illegible]
[illegible] process, and [illegible] fragrant result. [illegible]
[illegible] five regional gold medals and [illegible] first prize.

[illegible] you want to produce good wine, you have to be persevering and patient [illegible] that will serve [illegible] [illegible] says Ferenc.

On vagyok.





Monika Hågestam is a support agent at a Sydkraft call center in Sweden and an enthusiastic motorcyclist.

Review of Operations

- Acquisition of Ruhrgas majority complete
- Record internal operating profit
- Net income up despite non-recurring charges
- Dividend increases to €1.75
- Core energy business expected to post further improvement in internal operating profit for 2003

Difficult economic environment. The global economic climate grew perceptibly bleaker as 2002 wore on. The economic slowdown was particularly noticeable in Western Europe and North America. Estimates put the growth of the EU's gross domestic product at a sluggish 1 percent in 2002. The U.S. economy grew at an annual rate of 2.4 percent.

Germany's economy remained weak. Though the economy stabilized in the second half of the year, there was no upturn. The German economy grew at an annual rate of only 0.2 percent due to a number of factors. Economic growth was dampened by lower investment and consumption. The recession in the construction sector continued. Only modest impetus came from the country's export sector. The Iraq conflict and the resulting increase in oil prices made the economic mood even gloomier. Other negative factors included the dampening of the economic recovery in the U.S. and the euro's gains against the dollar.

Electricity consumption in Germany reflected the weak economy and mild weather. According to preliminary estimates, the country consumed slightly more electric power in 2002 than it did in 2001. Net generation was somewhat higher at 483.8 billion kilowatt-hours (kWh) against 477.5 billion kWh in the prior year. Electricity prices in 2002 displayed a modest upward trend compared with 2001.

At 148.7 billion kWh, electricity consumption in Sweden was down slightly from the prior-year figure of 148.9 billion kWh. Due to sporadic precipitation, electricity prices were extremely volatile and climbed sharply in December 2002. Because hydroelectric generating facilities are responsible for a substantial portion of electricity production in scandinavia, the low levels of precipitation led to a higher percentage of electric generation using more expensive energy sources such as natural gas.

The U.K. power market experienced extremely low wholesale prices in 2002. England and Wales together consumed roughly 314 billion kWh of electricity in 2002, up from 308 billion kWh in 2001. The factors behind the increase in demand include cooler temperatures and economic development.

The weak U.S. economy had a negative impact on the electricity market. This was compounded by the continued construction of new generating capacity, which put downward pressure on wholesale prices. Electricity suppliers benefited, though, from an exceptionally warm summer. The hot weather led to record demand in some regions of the U.S.

E.ON Group

€ in millions	2002	2001[1]	+/- %
Sales	37,059	37,273	-1
EBITDA	7,680	6,649	+16
EBIT	4,732	3,695	+28
Internal operating profit	3,890	3,157	+23
Net income	2,777	2,570	+8
ROCE (in %)	9.3	9.6	-0.3[2]
Capital employed (annual average)	51,052	38,402	+33
Cash provided by operating activities	3,690	2,652	+39
Investments	24,182	6,909	+250
Employees at year end	107,856	92,754	+16

[1]Figures adjusted for goodwill amortization and discontinued operations (see reconciliation on page 89).
[2]Difference in percentage points.

The business climate for Germany's chemicals industry remained difficult. The anticipated economic upturn in the second half of 2002 did not materialize. Chemicals production was unchanged from the previous year.

In Germany's real estate sector, 2002 did not bring an increase in the construction of apartment buildings. The construction of new one and two-family houses declined further. The decreasing supply of apartments led to rent increases, particularly in major metropolitan areas.

Acquisition of majority interest in Ruhrgas complete. In November 2001, we submitted to the German Federal Cartel Office for the acquisition of a majority shareholding in Ruhrgas. After the Cartel Office in early 2002 refused to allow the transaction to go through, we applied to the German Ministry of Economics and Technology for ministerial approval for our combination with Ruhrgas. In early July 2002, we received permission from the Economics Ministry to acquire a majority stake in Ruhrgas. The Ministry acknowledged that the combination would enhance Ruhrgas's ability to compete internationally and that it would help safeguard Germany's supply of natural gas. The ministerial approval was linked with stringent requirements designed to promote competition in the gas sector. However, nine competitors filed complaints against the ministerial approval in state Superior Court in Düsseldorf. The court subsequently issued orders to temporarily suspend E.ON's acquisition of a majority interest in Ruhrgas.

Review of Operations

In September 2002, the German Economics Ministry confirmed the essential aspects of the ministerial approval granted in July 2002, for E.ON's acquisition of Ruhrgas. However, the Ministry tied its decision to even stricter conditions. The Economics Ministry and E.ON then filed a motion in state Superior Court in Düsseldorf to lift the temporary injunction. In December 2002, the court refused to grant the motion and upheld the temporary injunction.

On January 31, 2003, E.ON reached an out-of-court settlement with the companies that filed law suits in state Superior Court in Düsseldorf against the ministerial approval of the Ruhrgas acquisition. All nine suits were withdrawn, enabling E.ON to complete its acquisition of Ruhrgas and to achieve important growth.

We reached an agreement with two of the opponents, EnBW and Fortum, on a commercial basis. Essentially, these deals involve exchanging shareholdings in and outside Germany. In addition, E.ON will acquire a stake in Concord Power under an agreement with EnBW and Saalfeld Group, the company's current ownership. Concord Power plans to build a new combined cycle gas turbine power station in Lubmin on the Baltic Sea.

The agreements reached with the other opponents involve electricity and gas supply contracts, the disposal of assets and shareholdings, marketing support, and other financial payments. We believe that these costs are justified. The alternative course—to argue the case before Germany's Supreme Court *(Bundesgerichtshof)*—would almost certainly have delayed the resolution of the issue until the end of 2004. Now, we can focus immediately on rapidly developing our core energy business of electricity and gas. This is particularly urgent in the gas business, since our European rivals have become very active in the German market.

Ruhrgas gives us a storng competitive position in the European gas market, ideally complementing our leading position in the European electricity market. To go along with our fully integrated electricity business, we are now a major player along the entire energy value chain in natural gas: from production to wholesaling and from transport to retailing.

After the acquisition of Ruhrgas and the disposal of the shareholdings stipulated under the ministerial approval, we will provide 13 million customers across Europe with natural gas service, making us one of Europe's leading suppliers of this important resource.

Major milestone on road to becoming the world's leading energy services provider. We achieved a major milestone on the road to becoming the world's leading energy services provider when we acquired Powergen, a U.K.-based energy utility. Powergen gives us access to one of Europe's largest electricity markets. At the same time, our acquisition of LG&E Energy as part of the Powergen transaction gives us an excellent platform for further growth in the Midwestern U.S. The E.ON Group now sells over 340 billion kWh of electric power each year.

In April 2002, Powergen shareholders endorsed E.ON's takeover of their company. In June 2002, the U.S. Securities and Exchange Commission approved the acquisition. To meet the legal requirements for the takeover of LG&E Energy, Powergen's U.S.-based subsidiary, E.ON registered under the Public Utility Holding Company Act (PUHCA). As we had known in advance, to register under PUHCA we had to agree to dispose of all of our non-utility activities over the medium term. This is fully in line with our strategy of focusing on our core energy business. There were no unexpected conditions linked to E.ON's registration.

E.ON became the sole owner of Powergen and of LG&E Energy, Powergen's U.S. subsidiary, when it completed its takeover of the U.K.-based utility on July 1, 2002.

Powergen shares traded for the last time on stock exchanges in London and New York on June 28, 2002. Powergen shareholders received 765 pence per share, the price stipulated in our April 2001 cash offer. Excluding acquired debt, E.ON purchased all outstanding Powergen shares for approximately €7.6 billion (net of €0.2 billion cash acquired).

On October 21, 2002, Powergen acquired the U.K. retail operations of TXU Europe. Powergen acquired 5.5 million electricity and gas customers and three coal-fired power stations for €2.1 billion (net of €0.1 billion cash acquired). The deal did not include TXU's U.K. trading operations or power purchase agreements. The acquisition more than doubled Powergen's customer base. Powergen now provides electricity to 6.3 million customer accounts, making it the U.K.'s largest electricity retailer. In natural gas, the company became the second-biggest retailer, serving 2.6 million customer accounts. This enlarged customer base strengthens Powergen's competitive position within the retail sector. Powergen is now well balanced between its generation and mass-market retail operations.

E.ON continues systematic focus on core energy business. Consistent with our strategy, we systematically continued the focus on our core energy business. Funds freed up by divestitures that have already been executed and those planned for the future will be used to further enlarge our core energy operations.

- In January 2002, we sold our aluminum business to Norsk Hydro. VAW aluminium's enterprise value totaled approximately €3.1 billion. We recorded a book gain of roughly €0.9 billion on the sale.
- In early February 2002, BP acquired 51 percent of VEBA Oel by means of a capital increase. On June 30, 2002, we exercised the put option to sell our remaining 49 percent interest in VEBA Oel to BP, recording a book gain of approximately €1.4 billion on the transaction.
- In July 2002, E.ON completed negotiations with Deutsche Bahn (DB) on the sale of its 65.4 percent shareholding in Stinnes. The transaction was completed in early October 2002 in a public tender offer. E.ON received proceeds of about €1.6 billion and recorded a book gain of approximately €600 million.
- In August 2002, AV Packaging, a joint venture company in which E.ON held 49 percent and Allianz Capital Partners 51 percent, concluded an agreement on the sale of Schmalbach-Lubeca. Ball Corporation, a U.S.-based packaging manufacturer, purchased the company for approximately €1.2 billion. In July 2002, Schmalbach-Lubeca sold its PET and White Cap business units to Amcor, an Australian packaging manufacturer, for about €1.8 billion. We recorded a book gain of roughly €560 million on the disposal of our interest in Schmalbach-Lubeca.

Key accounting and valuation policies. Stinnes, VEBA Oel, and certain of Degussa's non-core businesses (Degussa Bank, Gelatin, Persulfate, SKW Piesteritz, Textile Additives, Viatris, and Zentaris) were divested in 2002. In addition, the disposal of Viterra Energy Services was initiated in the fall of 2002. In accordance with U.S. GAAP, the results of these companies and activities are shown separately (net of taxes and minority interests) under "Discontinued operations" in our Consolidated Statements of Income. This applies to MEMC and VAW aluminium for the prior year. The figures for divested activities have been eliminated from all line items of our Consolidated Statements of Income for 2002 and 2001 and are shown under the line item "Discontinued operations."

From E.ON's perspective, the non-core assets divested by Degussa in 2001 (dmc², Phenolchemie, and Dental) did not meet the requirements of the U.S. GAAP standard on discontinued operations in effect until year end 2001 and are included in the year-earlier figures as continuing operations until the date of their sale.

Review of Operations

Effective January 1, 2002, E.ON adopted Statement of Financial Accounting Standards (SFAS) 142. Under SFAS 142, goodwill from acquisitions completed subsequent to July 1, 2001, is not periodically amortized and is instead subject to impairment testing. Goodwill relating to acquisitions completed prior to July 1, 2001, is also no longer periodically amortized after January 1, 2002.

In order to improve comparability, we adjusted earnings figures for 2001 to reflect these new standards. This deviates from the procedure used in the Consolidated Financial Statements. Pages 87–89 in this report provide further explanations and a reconciliation to the figures published in the previous year.

Effective with our Interim Financial Statements for the period ended September 30, 2002, results from energy trading activities are recognized net due to the application of a change in accounting standard. In net recognition, sales are offset against cost of sales; this has no effect on income. Figures for both 2002 and 2001 have been adjusted to improve comparability.

The Other/Consolidation segment comprises E.ON AG, the Company's remaining shareholdings, and effects from consolidation. The remaining shareholdings include our telecom activities, Connect Austria and France's Bouygues Telecom. We disposed of the latter in early 2003. In addition, Klöckner & Co is included in the prior-year figures until the date of its disposal. This segment also includes the financing costs of the acquisition of Powergen and Ruhrgas.

Electricity sales higher. At 251 billion kWh, E.ON Energie sold 25 billion kWh or 11 percent more electricity in 2002 compared with the previous year. The increase results primarily from the inclusion of Sydkraft, a Swedish utility, for the entire year in 2002.

E.ON Energie generated 155.7 billion kWh or 59.5 percent (2001: 141.8 billion kWh or 60.3 percent) of its power procurement needs with electricity produced by its own generation fleet. In 2002, E.ON Energie purchased 106.2 billion kWh from outside sources, a roughly 14 percent increase from the 2001 figure of 93.3 billion kWh. The company thus purchased 40.5 percent of its electricity needs from outside sources in 2002 compared with 39.7 percent a year ago. E.ON Energie's total power procurements advanced by 11 percent to 261.9 billion kWh (2001: 235.1 billion kWh).

In the second half of 2002, Powergen sold 35.3 billion kWh of electricity in the U.K. 17.7 billion kWh of the electricity purchased by the company was generated in its own power stations. Powergen purchased 19.2 billion kWh from jointly owned power stations and from outside sources. LG&E Energy sold 24.6 billion kWh of electricity in the second half of 2002. At 22.1 billion kWh, LG&E Energy's proprietary and leased generation output covered most of its demand. Purchases from outside sources amounted to 3.9 billion kWh.

Group sales down from prior year owing to disposals. E.ON Group sales for 2002 declined about 1 percent year-on-year to €37.1 billion, despite the inclusion of Powergen, which became a fully consolidated E.ON division on July 1, 2002. The decline is mainly attributable to the divestment of certain non-core businesses at our Chemicals division and to the sale of Klöckner & Co in 2001.

E.ON Energie posted a substantial increase in sales. A key reason for the advance is that the revenues of Sydkraft and Hein Gas were included for the entire 2002 financial year. In 2001, Sydkraft and Hein Gas contributed only partial-year figures because they became fully consolidated E.ON Energie subsidiaries on May 1 and June 1, 2001, respectively. In addition, a number of companies contributed results for the first time in 2002: Energie-Aktiengesellschaft Mitteldeutschland EAM (from June 1), Elektrizitätswerk Wesertal (from July 1), Elektrizitätswerk Minden-Ravensberg (from August 1), Finland's Espoon Sähkö (from April 1), and Hungary's Édász (from December 1).

Powergen recorded €4.5 billion in sales in the second half of 2002. Of this figure, €3.2 billion of revenues were generated in the U.K., including the sales of the TXU activities acquired in October 2002. LG&E Energy has €1.3 billion in sales in the last six months of 2002.

Degussa reported substantially lower sales owing to the disposal of non-core businesses. On slightly higher unit sales and lower sales prices, Degussa's core divisions generated sales totaling €11 billion, slightly higher than the prior-year figure. Also a factor was the inclusion of the U.K.-based specialty chemicals enterprise Laporte, which in 2001 contributed only partial-year figures because it became a fully consolidated Degussa company on April 1, 2001.

In 2002, Viterra grew sales by €351 million or 40 percent. This primarily reflects the first-time consolidation of WohnBau Rhein-Main (WBRM) from October 1, 2001, and Deutschbau and Frankfurter Siedlungsgesellschaft (FSG) from January 1, 2002.

The E.ON Group generated 44 percent of its sales outside of Germany compared with 51 percent in the prior year.

Internal operating profit substantially higher year-on-year. Group internal operating profit for 2002 climbed by a substantial 23 percent from the previous year's very high figure. The increase is mainly attributable to sharply higher earnings at E.ON Energie, which in addition to operational improvements, reflect the effects of first-time consolidations and lower depreciation expense. Viterra also posted a substantially higher internal operating profit.

E.ON Energie's substantial increase in internal operating profit results mainly from operating improvements in the electricity business in Germany—including our cost-management measures—in the amount of €450 million. In addition, the full consolidations mentioned above raised earnings by €240 million. E.ON Energie had lower depreciation expense compared with the prior year, which had a positive earnings effect of €320 million. Earnings were negatively impacted by one-off charges in the generation business (€310 million), mainly related to the unplanned shutdown of Unterweser nuclear power station and increased provisions for nuclear waste management.

Powergen's internal operating profit totaled €329 million for the last six months of 2002. Of this total, Powergen recorded €155 million in the U.K. The activities acquired from TXU enhanced earnings in the very first two months of their inclusion. LG&E Energy contributed €194 million in earnings. The internal operating profit of the holding company was slightly negative. Although market development was unsatisfactory in the U.K., Powergen made a positive contribution to E.ON Group earnings, even after the financing costs recorded in our Other/Consolidation segment.

The internal operating profit of our Chemicals segment declined 11 percent to €655 million owing to the sale of non-core assets. Degussa's core divisions reported an internal operating profit of €692 million, which approximates the prior-year figure. Degussa's overall positive performance in a difficult economic environment is attributable to substantially lower interest expenses because of the company's markedly reduced debt in the wake of its many disposals.

Goup sales

€ in millions	2002	2001	+/- %
E.ON Energie	19,518	16,227	+20
Powergen	4,476	-	-
Other Activities			
Chemicals	11,765	16,337	-28
Real Estate	1,226	875	+40
Other/Consolidation	74	3,834[1]	-98
Total external sales	**37,059**	**37,273**	**-1**

[1]Includes telecom activities and Klöckner & Co.

Group internal operating profit

€ in millions	2002	2001	+/- %
E.ON Energie	2,855	2,231	+28
Powergen	329	-	-
Other Activities			
Chemicals	655	733	-11
Real Estate	203	156	+30
Other/Consolidation[1]	-152	37	-
Group internal operating profit	**3,890**	**3,157**	**+23**

[1]Includes telecom activities and Klöckner & Co.

Viterra's internal operating profit advanced 30 percent or €47 million year-on-year. A key contributor was Viterra's Residential Real Estate business unit, which sold a total of approximately 9,900 housing units, 45 percent more than in 2001.

The internal operating profit reported under Other/Consolidation was down distinctly from the previous year, owing predominantly to the financing of our acquisition of Powergen and shares in Ruhrgas.

Group net income			
€ in millions	2002	2001	+/- %
Group internal operating profit	**3,890**	**3,157**	**+23**
Net book gains	1,078	929	-
Cost-management and restructuring expenses	-331	-325	-
Other nonoperating income/(loss)	-5,341	-560	-
Income/(loss) from continuing operations before incomes taxes and minority interests	**-704**	**3,201**	-
Income taxes	645	-81	-
Minority interests	-637	-561	-
Income/(loss) from continuing operations	**-696**	**2,559**	-
Income/(loss) from discontinued operations, net	3,282	37	-
Cumulative effect of changes in accounting principles, net	191	-26	-
Group net income	**2,777**	**2,570**	**+8**

Net book gains result primarily from the sale of Schmalbach-Lubeca and the Company's shares in Steag. Additional book gains were reported at E.ON Energie, principally from the break-up of Rhenag and the disposition of shares in Sydkraft and Watt. Book gains were partially offset by net book losses, primarily on the sale of securities at E.ON Energie and of the Company's shares in Orange.

Restructuring and cost-management expenses increased slightly compared with the prior year and were recorded mainly at our Chemicals segment in connection with its best@chem performance improvement program, at Powergen for power station closures, and at Viterra for the expenses related to the phasing out of its business of developing one and two-family houses.

The substantially higher loss recorded under other nonoperating earnings in the amount of approximately €5.3 billion is mainly attributable to an impairment charge of approximately €2.4 billion on the goodwill stemming from the Powergen acquisition and to valuation adjustments in the amount of roughly €1.9 billion on the Company's approximately 6.7 percent stockholding in HypoVereinsbank. The weak stock market necessitated valuation adjustments in the amount of approximately €500 million on other securities held by E.ON Energie. Furthermore, the market valuation of energy derivatives resulted in unrealized expenses in the amount of approximately €190 million. The main cause of the writedown was the sharp increase in electricity prices on the Nordpool power exchange. This reduced the value of energy derivatives used to hedge the prices of future electricity output. However, the Company's margin is locked in and will be realized when the underlying transactions are completed and the corresponding hedges are unwound. Other nonoperating earnings also include expenses of €140 million from Degussa's antitrust proceeding and tax-related interest expenses of €135 million.

We announced in our Interim Report for the period ended June 30, 2002, that the market environment of three of Powergen's businesses had changed significantly since we had made our takeover offer in April 2001. Wholesale electricity prices in the U.K. generation business fell by approximately 25 percent, in particular owing to the introduction of a new trading system known as the New Electricity Trading Arrangements (NETA). At LG&E Energy, Powergen's U.S. subsidiary, earnings at the non-utility business in the U.S. were also down year-on-year owing to lower electricity prices and higher fuel costs. Non-utility operations account for about one fourth of LG&E Energy's business. LG&E Energy is also active in gas distribution in Argentina, where the ongoing economic crisis has led to a significant devaluation of the peso and negative economic growth. In view of these factors, it was necessary to reduce by an impairment charge the goodwill totaling approximately €8.9 billion recognized in the Powergen acquisition. The one-off impairment charge of roughly €2.4 billion is not cash-effective.

Because of the above-mentioned non-recurring effects, results from continuing operations before income taxes and minority interests amounted to a loss of €704 million, considerably below the prior-year figure.

The E.ON Group shows a tax benefit of €645 million for the 2002 financial year. This is because the current-year tax expense is more than offset by the release of deferred taxes, resulting in particular from valuation adjustments on securities held by the Company (€613 million) and from the revaluation for tax purposes of E.ON Benelux Generation's assets (€201 million).

The increase in minority interests mainly reflects changes in the Company's portfolio of shareholdings and higher earnings at E.ON Energie companies.

Despite the substantial increase in internal operating profit, income from continuing operations declined appreciably reflecting the above-mentioned non-recurring charges.

The major portion (€2.8 billion) of income from discontinued operations totaling €3.3 billion reflects gains on the disposition of these activities. The prior-year figure includes all charges related to the September 2001 disposal of MEMC, a silicon wafer manufacturer.

Group net income for the 2002 financial year reflects the Company's extensive divestments and our record-setting internal operating profit. Net income was negatively impacted by the impairment charge on the goodwill stemming from the Powergen acquisition, the valuation adjustment to the Company's shares in HypoVereinsbank, and additional writedowns on securities. Despite these non-recurring charges, Group net income was higher year-on-year.

Dividend increased to €1.75. E.ON AG prepares its Financial Statements in accordance with German commercial law and the German Stock Corporation Act. E.ON AG's net income for 2002 amounts to €1,665 million. After transferring €523 million to other retained earnings, net income available for distribution totals €1,142 million.

At the Annual Shareholders Meeting on April 30, 2003, management will propose that net income available for distribution be used to pay a cash dividend of €1.75 per share. The higher dividend in particular reflects the gratifying development of operating earnings. This marks the fourth year in a row that we have paid out a higher dividend. By doing so, we increase the dividend yield and the attractiveness of E.ON shares.

Financial Statements of E.ON AG (summary)

€ in millions	Dec. 31, 2002	Dec. 31, 2001
Property, plant, and equipment	194	184
Financial assets	20,061	15,074
Fixed assets	**20,255**	**15,258**
Receivables from affiliated companies	6,908	3,094
Other receivables and assets	3,533	1,433
Liquid funds	4	258
Non-fixed assets	**10,445**	**4,785**
Total assets	**30,700**	**20,043**
Stockholders' equity	10,875	10,309
Special items with provision component	470	611
Provisions	1,830	2,670
Liabilities to affiliated companies	14,683	6,103
Other liabilities	2,842	350
Total stockholders' equity and liabilities	**30,700**	**20,043**

Income Statement of E.ON AG (summary)

€ in millions	2002	2001
Income from equity interests	-1,022	5,149
Interest income (net)	-327	-89
Other expenditures and income (net)	3,450	-1,068
Results from ordinary business activities	**2,101**	**3,992**
Taxes	-436	-1,873
Net income	**1,665**	**2,119**
Net income brought forward	-	14
Net income transferred to retained earnings	-523	-1,033
Net income available for distribution	**1,142**	**1,100**

The complete financial statements of E.ON AG, with the unqualified opinion issued by the auditors, PwC Deutsche Revision Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Düsseldorf, will be published in the *Bundesanzeiger* and filed in the Commercial Register of the Düsseldorf District Court, HRB 22315. Copies are available on request from E.ON AG and at www.eon.com.

E.ON Group investments			
€ in millions	2002	2001	+/- %
E.ON Energie	6,140	4,027	+52
Powergen	3,094	-	-
Other Activities			
Chemicals	1,114	2,042	-45
Real Estate	386	127	+204
Other/Consolidation	13,448	713[1]	-
Total	**24,182**	**6,909**	**+250**

[1]Includes telecom activities and Klöckner & Co.

Statements of Cash Flows (summary)		
€ in millions	2002	2001
Cash provided by operating activities	3,690	2,652
Cash provided by (used for) investing activities	-10,514	11,811
Cash provided by (used for) financing activities	4,445	-11,625
Net increase (decrease) in cash and cash equivalents maturing	**-2,379**	**2,838**
Liquid funds as shown on the balance sheet	**8,385**	**12,144**

Investments markedly higher owing to extensive acquisitions. At €24.2 billion, total investments for 2002 climbed 250 percent from our capital spending in the previous year. The E.ON Group invested €3,247 million in property, plant, and equipment in 2002 compared with €2,833 million in the prior year. The Company invested €20,935 million in financial assets against €4,076 million a year ago. This figure includes €980 million for investments in companies valued at equity.

E.ON Energie's capital expenditures rose substantially to €6.1 billion from €4 billion in 2001. In the year under review, E.ON Energie increased its investments in property, plant, and equipment by about 45 percent to €1.6 billion, of which the greater part was invested in the company's electric generation and distribution operations. Investments in financial assets were €4.5 billion in 2002, consisting principally of the acquisition of additional shares in Thüga.

Powergen's capital expenditure totaled €3.1 billion in the second half of 2002, of which €548 million was invested in property, plant, and equipment, and €2,546 million in financial assets. Investments in fixed assets mainly went toward expanding the company's generating capacity and environmental protection measures in the U.S. The largest single financial investment was the acquisition of TXU Europe's U.K. retail business.

Degussa's investments declined by 45 percent. The high prior-year figure reflects the acquisition of Laporte, a U.K.-based specialty chemicals enterprise. Germany was the main target region for Degussa's investments. In addition to capital spending to maintain Degussa's existing production facilities in Germany, there were major capital spending projects in Marl and Trostberg.

At €386 million, Viterra's capital expenditures were substantially higher than the prior-year figure of €127 million. The biggest single investment was the purchase of an 86.3 percent interest in FSG as of January 1, 2002.

Investments reported under Other/Consolidation mainly reflect the payments for the acquisition of Powergen and for an indirectly held 38.5 percent stake in Ruhrgas that the Company acquired in 2002 from ThyssenKrupp, Vodafone, and BP.

Operating cash flow substantially higher. In the 2002 financial year, our cash provided by operating activities amounted to €3.7 billion compared with €2.7 billion in 2001. The reasons for the substantial increase over the prior-year figure include the implementation of our cost-cutting measures, the modest recovery of electricity prices in Germany, improvements in our working capital management, and changes in the scope of consolidation.

The Group's investing activities resulted in a net cash outflow of €11 billion. We used €24 billion for investing activities. This was offset by proceeds received from fixed-asset disposals, securities, and cash investments in current assets in the amount of €13 billion. In particular, cash outflows went toward the acquisition of Powergen and shares in Ruhrgas as well as the purchase of TXU Europe's U.K. retail business. The proceeds resulted primarily from the disposition of activities reported under discontinued operations.

As of December 31, 2002, the E.ON Group's net financial position was -€13,979 against -€613 million at year end 2001. The increase in net financial liabilities results mainly from the acquisition of Powergen and shares in Ruhrgas as well as the purchase of TXU Europe's U.K. retail business, including these companies' respective net financial liabilities. In addition, capital market trends led to a reduction in the market value of securities.

Cash provided by operating activities, the proceeds from the disposal of E.ON's interests in VEBA Oel, VAW aluminium, and Stinnes, and the removal of their net financial liabilities from E.ON's balance sheet were not enough to offset the reduction in the Company's net financial position.

E.ON Group net financial position

€ in millions	Dec. 31, 2002	Dec. 31, 2001
Bank deposits	1,317	4,080
Securities and other liquid funds	7,068	8,064
Total liquid funds	**8,385**	**12,144**
Financial liabilities to banks/loans	-19,554	-11,800
Financial liabilities to third parties	-2,810	-957
Total financial liabilities	**-22,364**	**-12,757**
Net financial position	**-13,979**	**-613**

Financial policy, financial strength, and financial flexibility. In managing its financial position, E.ON pursues a policy that gives it substantial financial flexibility and instant access to short and long-term financial resources.

At year end 2002, E.ON had at its disposal short-term credit lines through individual banks (€0.5 billion), a syndicated credit facility (€10 billion in short-term, €5 billion in long-term), the Commercial Paper program (€5 billion), and the Medium Term Note program (€20 billion). As of the balance-sheet date, the Company had utilized €0.4 billion of the short-term credit lines, €1.6 billion of Commercial Paper, and €7.5 billion of the Medium Term Note Program.

E.ON continues to have one of the best ratings among the world's investor-owned utilities. Standard & Poor's (S&P) and Moody's have rated E.ON regularly since early 1995. As of December 31, 2002, Moody's and S&P gave E.ON's long-term bonds ratings of Aa2 and AA–, respectively. E.ON's short-term bonds received ratings of P-1 and A-1+. On January 10, 2003, Moody's lowered the rating for E.ON's long-term bonds from Aa2 to A1. On January 31, 2003, following the lifting of the temporary injunction against the completion of the Ruhrgas acquisition, S&P confirmed its previous ratings.

Foreign exchange, interest rate, commodity price risk management. The E.ON Group's business operations and related financial activities expose it to exchange rate, interest rate, and commodity price fluctuations. In order to limit the Group's exposure to these risks, E.ON pursues systematic and Group-wide financial and risk management. To this end, E.ON also uses derivative financial instruments. These instruments are established and commonly used and are transacted with financial institutions, brokers, power exchanges, and third parties whose credit standing is monitored on an ongoing basis.

As of December 31, 2002, the face value of foreign exchange hedging transactions was €13,406 million. The face value of interest rate hedging transactions was €16,836 million. The market values of foreign exchange hedging transactions totaled €97.3 million. The market value of interest rate hedging transactions was €130.9 million. The increase in financial derivative activity is in particular attributable to E.ON's consolidation of Powergen and to hedging of foreign net assets.

To limit exposure to risks from changes in commodity and product prices, we also use derivative financial instruments. In addition, our energy divisions used electricity, gas, coal, and oil price hedging transactions to limit their exposure to risks resulting from price volatility, to optimize the deployment of generating assets, balance loads, and increase margins. Our energy divisions also engage in commodity trading in accordance with detailed trading guidelines, strategies, specified markets, and preset limits. The face value of energy derivatives amounted to €20,502 million as of December 31, 2002. The market value of all commodity hedging transactions amounted to a loss of €481 million.

Consolidated assets, stockholders' equity, and liabilities				
€ in billions	Dec. 31, 2002	%	Dec. 31, 2001	%
Long-term assets	85.6	76	64.7	64
Short-term assets	27.5	24	37.0	36
Assets	**113.1**	**100**	**101.7**	**100**
Stockholders' equity	25.7	23	24.5	24
Minority interests	6.5	6	6.4	6
Long-term liabilities	58.1	51	44.6	44
Short-term liabilities	22.8	20	26.2	26
Total stockholders' equity and liabilities	**113.1**	**100**	**101.7**	**100**

Asset and capital structure. The acquisition of Powergen and shares in Ruhrgas led to a €20.9 billion increase in long-term assets in 2002. Short-term assets declined by €9.5 billion. As a result, total assets increased by €11.4 billion to €113.1 billion. The Company's equity ratio for 2002 decreased slightly to 22.7 percent compared with 24.1 percent in the previous year.

Long-term liabilities rose €13.5 billion to €58.1 billion.

The following key figures underscore the E.ON Group's solid asset and capital structure through the end of 2002:

- Long-term assets are covered by stockholders' equity at 30 percent (2001: 37.9 percent).
- Long-term assets are covered by long-term capital at 105.5 percent (2001: 116.7 percent).

Staff count at continuing operations higher due to acquisitions. The E.ON Group's continuing operations employed 107,856 people at the end of 2002—a year-on-year increase of around 15,000 employees or 16 percent. Of this total, about 66,000 were working at E.ON companies in Germany and around 42,000 at E.ON companies outside of Germany. The increased head count primarily reflects the first-time consolidation of Powergen. At year end 2001, there were 74,201 employees accounted for under the Company's discontinued operations. These include VAW aluminium, VEBA Oel, Stinnes, and certain non-core activities of Degussa (which were divested in 2002) as well as Viterra Energy Services (which is earmarked for divestment).

E.ON Energie's staff count rose by approximately 5,800 employees. The increase is mainly the result of first-time consolidation of EAM, Elektrizitätswerk Minden-Ravensberg, Elektrizitätswerk Wesertal, and Grohnde nuclear power station in Germany (which added a total of some 3,500 employees) as well as Espoon Sähkö in Finland and Édász in Hungary (which added a total of approximately 2,250 employees).

The consolidation of Deutschbau and FSG led to a substantial increase in the number of employees at Viterra. Overall, Viterra's workforce increased by 600 employees.

At the beginning of 2002, the Company began accounting for Connect Austria, its Austrian telecom interest, at equity. This reduced the number of staff counted under Other/Consolidation by 1,600. In addition, Degussa's workforce declined by approximately 1,300 compared with year end 2001, resulting partially from the rapid implementation of restructuring measures.

Research and development. The E.ON Group's expenditures for research and development (R&D) totaled €380 million in 2002 against €510 million in the prior year.

Technical processes are fundamental to E.ON Energie's business. Enhancing efficiency along the entire energy value chain—from primary energy sources to efficient energy use in customers' homes and businesses—is a key component of the company's competitiveness. In the area of electric generation, E.ON Energie's R&D efforts encompass innovative technologies that enhance the efficiency of large power stations as well as distributed generation technologies with a significantly lower output capacity.

Through its involvement in the development of pressurized coal-dust firing or in research projects on high temperature superconductors, E.ON Energie is pursuing the goal of boosting the efficiency while at the same time further reducing fuel consumption and CO_2 emissions of its future conventional generation assets.

Another area of E.ON Energie's R&D is low-output electric generating units. Here, the company focuses on fuel cell technology. In a large-scale field test, E.ON Energie is evaluating the in-home performance and reliability of fuel cells.

Powergen's engineering expertise is combined in a technology center, whose R&D activities and innovative products and services help the company's subsidiaries in the U.K. and the U.S. to achieve their strategic objectives.

Degussa's R&D expenditures totaled €362 million in 2002. Degussa is currently working on four major projects: polymer products that use the lotus effect to achieve self-cleaning surfaces, environmentally friendly antimicrobial polymers, SAM polymers, and flexible ceramic membranes that can be used in electrical filtration.

Environmental protection investments at high level. We invested a total of more than €500 million in environmental protection in 2002.

One of E.ON Energie's environmental stewardship goals is to further reduce both its consumption of primary resources and its emission of pollutants. To achieve this objective, the company implements measures and deploys technologies that optimize environmental protection and also make economic sense.

Powergen increased its activities in the U.K. in the area of renewable energy sources, primarily wind power and clean fuels such as biomass.

In order to comply with a 2004 deadline to control emissions of nitrogen oxides from its generating fleet to a level of 0.15 pounds per million Btu, LG&E Energy is currently installing selective catalytic reduction (SCR) systems on nine of its base load, coal-fired electric generating units in Kentucky.

Major events after the close of the financial year.

- In January 2003, E.ON agreed to sell its nearly 16 percent shareholding in Bouygues Telecom, France's third-largest wireless communications company. The Bouygues Group will purchase the shares in two tranches for a total of just under €1.1 billion, including approximately €140 million in shareholder loans. In the first step, Bouygues will acquire from E.ON a 5.8 percent stake in Bouygues Telecom for a total of slightly less than €400 million. In the second step, Bouygues has a call option to purchase the remaining 10.1 percent shareholding between April 2003 and October 2005. If Bouygues does not exercise its option, E.ON has a put option to sell the 10.1 percent stake to Bouygues between October 2005 and February 2007. Both options have an exercise price of approximately €670 million. From the date on which the first step is completed, E.ON will also receive interest at market rates on the exercise price of the second step. E.ON will post a net book gain of about €800 million on the transaction. Of this total, the Company will realize approximately €300 million in 2003 as part of the first step of the transaction.
- On January 31, 2003, E.ON reached an out-of-court settlement with the nine companies that had filed law suits in state Superior Court in Düsseldorf against the ministerial approval of the Ruhrgas acquisition. All nine suits were withdrawn. E.ON completed its acquisition of RAG's Bergemann shares on the same day. By mid-February 2003, the Company had acquired approximately 60 percent of the shares in Ruhrgas. Under the terms of the ministerial approval, E.ON Energie is required to dispose of its 5.3 percent stake in VNG, its 27.4 percent stake in EWE, its 22 percent stake in Stadtwerke Bremen, its 80.5 percent stake in Gelsenwasser, and its 22 percent stake in Bayerngas. In addition, Ruhrgas is required to dispose of its 36.8 percent stake in VNG, its 11.3 percent stake in Stadtwerke Bremen, and its 22 percent stake in Bayerngas.

  E.ON reached an agreement with Fortum and EnBW to exchange shareholdings in and outside of Germany. E.ON will also acquire an interest in Concord Power.

  E.ON reached individual agreements with Stawag, Stadtwerke Rosenheim, Trianel, Ampere, GGEW, and Ares. These agreements involve electricity and gas supply contracts, the disposal of assets and shareholdings, marketing support, and other financial payments. The agreements are currently being reviewed by Germany's antitrust regulator.
- In June 2002, RAG tendered a cash offer of €38 per Degussa share to all Degussa shareholders. A preponderance of Degussa's minority shareholders accepted the offer, as did E.ON for 18.08 percent of its Degussa stake. The offer was contingent on E.ON's acquisition of RAG's Ruhrgas shares by January 31, 2003. All conditions of the deal were met on time, and the takeover offer took effect on January 31, 2003. RAG now owns 46.48 percent of Degussa's stock. E.ON currently also owns 46.48 percent of the shares in Degussa. The remaining 7.04 percent is widely held. In a second step to the transaction, RAG will acquire additional Degussa shares from E.ON on May 31, 2004, in order to increase its stake to 50.1 percent.

Review of Operations

Risk management system and existing risks. In the normal course of business, we are subject to a number of risks that are inseparably linked to the operation of our businesses. To manage these risks, we use an integrated system embedded in our business procedures. Key components of the system include our standardized, Group-wide planning and controlling processes, Group-wide guidelines and reporting systems, and a Group-wide risk reporting system. As required by applicable statutes, the reliability of our risk management system is checked regularly by the internal audit and controlling departments of our divisions and of E.ON AG as well as by our independent auditors.

In line with the uniform guidelines that apply to all Group companies, the documentation and evaluation of our system is regularly updated in the following steps:

1. Standardized identification and documentation of risks and control systems.
2. Evaluation of risks according to the degree of severity and the probability of occurrence, and assessment of the effectiveness of existing control systems.
3. Analysis of the results and structured disclosure in a detailed risk report.

The following important risk categories are found within the E.ON Group and are thus also significant for E.ON AG.

- Operational risks: Our Energy and Chemicals divisions in particular operate technologically complex production facilities. Operational failures or extended production downtimes could negatively impact our earnings. The following are among the significant measures we employ to address these risks:
  - Detailed operational and procedural guidelines
  - Employee training programs
  - Further refinement of our production procedures and technologies
  - Regular facility maintenance
  - Appropriate insurance coverage.
- Financial risks: During the normal course of business, E.ON is exposed to interest rate, currency, commodity price, and counterparty risks. The instruments used to hedge these risks are described in detail in the Notes to the Consolidated Financial Statements. Furthermore, there are potential currency fluctuation risks from short-term securities, but these are controlled and monitored by appropriate fund management.
- External risks: During the normal course of business, E.ON's subsidiaries are susceptible to market risks that are increased by ongoing globalization and keener competition. The liberalization of the European energy market exposes our energy operations in particular to price and sales volume risks. Our ongoing cost-management restructuring measures, active portfolio management, and sales monitoring systems help minimize these risks. We also counter market price fluctuations in our energy operations by trading electricity. This sometimes involves utilizing derivative financial instruments. Electricity trading and derivative financial instruments are subject to the stringent requirements of our internal trading guidelines.

The political and legal environment in which the E.ON Group does business is a source of additional risks. Due to the provision it contains requiring distribution and retail operations to be legally and managerially separate, the EU Energy Council's recently issued directive on the full opening of the EU electricity and gas market could negatively affect the Company's business. It is, however, too early to quantify the impact. Existing laws and future legislative initiatives that serve to increase electricity prices could result in pass-through risks. Our goal is to play an active role in shaping our business environment. We pursue this goal by engaging in a systematic, constructive, and objective dialog with leaders from the legal profession and politics.

Outlook. At the start of 2003, the world economy is sluggish, the German economy is in need of structural reforms, and there is a growing possibility of an escalation of the Iraq crisis. All of these factors tend to delay economic recovery. It is likely that the weak global economy will only begin to show signs of recovery when the Iraq crisis is over and investors and consumers regain their confidence.

It is particularly difficult to issue forecasts in the current uncertain market environment. Nevertheless, we are entering the 2003 financial year with a clear strategy and as an even stronger company. Our acquisition of Ruhrgas is a key factor, since E.ON is now a fully integrated electricity and gas supplier. Our planned investments reflect this confidence.

Our planned investments for 2003 amount to approximately €10 billion, of which €4 billion will go toward the full acquisition of Ruhrgas. Investments in the amount of €3.2 billion are to be made at E.ON Energie. Powergen's planned capital expenditure is €1 billion. Ruhrgas plans to invest €1.3 billion. Viterra has investment plans amounting to €0.5 billion. More than two thirds of investments will be targeted at Germany.

In our core energy business, we intend to surpass the record results we posted in 2002.

On the back of further operational improvements, we anticipate that E.ON Energie's 2003 internal operating profit will at least be on the level of the 2002 figure, although new accounting standards applicable in 2003 will result in larger-than-average additions to provisions for nuclear waste management.

At Powergen, the further earnings decline from generation in the U.K. is expected to be more than compensated by improved earnings in the retail business. In particular, the successful integration of the recently acquired TXU retail business will contribute to this. In the regulated business of LG&E we anticipate a stable development of earnings. The unregulated business is still exposed to the weak economic environment in Argentina. From today's point of view, we expect a positive earnings contribution after financing costs for the whole Powergen Group.

We are unable at this time to issue a reliable earnings forecast for Ruhrgas, whose entire accounting and reporting system must be converted to U.S. GAAP. The purchase price allocation (PPA), the process by which the value of an acquired entity's assets and liabilities is established, is not yet completed. Earnings effects resulting from the PPA cannot be quantified at this time.

We anticipate that Viterra will increase internal operating profit in 2003. The portfolio measures initiated as part of the company's strategic focus are expected to make key contributions to operating earnings. However, Viterra's earnings performance will depend to a great degree on the German government's budget-cutting plans, in particular on the planned reduction to the subsidy for first-time home buyers.

We also expect Degussa to report earnings growth in 2003, in particular owing to best@chem, the company's comprehensive performance improvement program. The positive development that we anticipate will not, however, be reflected in our Consolidated Financial Statements. Whereas in 2002 Degussa was a fully consolidated E.ON division, in 2003 Degussa's earnings will be accounted for at equity in line with E.ON's 46.5 percent shareholding in the company.

This consolidation effect will substantially reduce the earnings stream from our chemicals activities in 2003. This means that despite operating improvements in all segments, E.ON Group internal operating profit for 2003 will likely not quite reach the level of our 2002 results.

Group net income for 2003 is expected to be higher. We expect substantial proceeds from disposals, in particular from divestments already initiated and the fulfillment of requirements imposed in conjunction with our acquisition of Ruhrgas. From today's perspective, we do not anticipate extraordinary charges of a magnitude similar to those reported in 2002, provided that the tax landscape does not change. Despite the difficult business environment overall, we are confident that we will further augment the Group's earnings power in 2003.


Billy Carruthers is a call center specialist at Powergen in the U.K. and a dedicated officer of the Boys' Brigade.

Additional information

- €18 billion in planned investments
- E.ON debuts on international bond market
- Corporate governance code implemented

Strategy and investment plan

E.ON achieves major milestones in implementing Focus & Growth strategy. In 2002, we continued to systematically focus on our core businesses of electricity and gas.

We disposed of VEBA Oel, Stinnes, VAW aluminium and our interests in Schmalbach-Lubeca and Orange. The net book gains on these transactions totaled €2.8 billion. In addition, in early 2003 we reached an agreement on the divestiture of our interest in Bouygues Telecom. In conjunction with our acquisition of Ruhrgas, in February 2003 our ownership interest in Degussa was reduced to less than 50 percent. E.ON now accounts for Degussa at equity. We have already initiated the divestment of certain of our remaining non-utility operations. The disposal of the rest is planned for the near or medium term. E.ON will continue to optimize the value of its peripheral businesses until the time of their disposal.

We intend to use the funds freed up by our asset divestiture strategy to further strengthen our energy portfolio in key markets: Germany, the U.K., Northern Europe, Eastern Europe, the Alpine region, the Benelux countries, and the Midwestern U.S.

In the year under review, E.ON Energie fortified its position in Germany's regional markets by acquiring majority ownership interests in the regional utilities Energie-Aktiengesellschaft Mitteldeutschland (EAM), Elektrizitätswerk Minden-Ravensberg (EMR), and Elektrizitätswerk Wesertal (EWW). By increasing its stakes in Hein Gas and Thüga, E.ON Energie achieved greater flexibility in managing these shareholdings. Furthermore, by acquiring ownership interests in municipal utilities, E.ON Energie expanded the number of municipalities served by its regional utilities and by Thüga. In Eastern Europe, E.ON Energie substantially enlarged its market position by taking a majority ownership interest in Hungary's Édász and acquiring a 49 percent stake in Západoslovenská energetika (ZSE), the largest of the Slovak Republic's three regional electric utilities.

Our takeover of Powergen, which took effect on July 1, 2002, gave us a substantial position in the U.K. Powergen's subsequent purchase of TXU's U.K. retail business made E.ON the U.K.'s largest electricity retailer and number two natural gas retailer. Our acquisition of LG&E Energy as part of the Powergen transaction gives us an excellent platform for further growth in the Midwestern U.S.

In early 2003, E.ON completed the acquisition of Ruhrgas, giving it a superb market position in Germany and a good footprint in the European natural gas market.

Investment plan 2003–2005

	€bn	%
E.ON Energie	8.0	44
Ruhrgas	2.7	15
Powergen	2.5	14
Other Activities/Corporate	4.8	27
Total	**18.0**	**100**

World's largest electric and gas utilities

Billion kWh[1]


1,000
750
500
250
E.ON
Gasunie
SNAM
RWE
EdF
GDF
Centrica

[1]Cumulative electricity and natural gas sales for 2001 (excluding energy trading); E.ON figures are pro forma for 2002 and include Ruhrgas and Powergen (excluding U.S. energy trading).

These acquisitions substantially strengthened E.ON's energy portfolio and at the same time gave it greater balance between regions and between electricity and gas.

Convergence, integration, and targeted growth: the cornerstones of E.ON's strategy going forward. E.ON aims to achieve a leading position for its energy operations in the geographic areas where it already has a solid presence. The Company intends to boost its profitability by integrating its operations and seizing opportunities that arise from the ongoing market consolidations in these regions.

Ruhrgas's position in Germany's wholesale gas market and its shareholdings in other European countries ideally complement E.ON's existing energy portfolio. E.ON and Ruhrgas have operations in the same key European markets. Moreover, E.ON can now backward integrate Ruhrgas's strong position in gas transport with E.ON's already solid position in gas distribution and retailing. Going forward, the integration of Ruhrgas will enable E.ON to benefit from power-gas convergence along their entire energy value chain.

Strategy and investment plan

In Germany, we intend to increase profitability by solidifying E.ON's cost leadership, by leveraging synergies from the merger of subsidiaries, by resolutely executing our margin-oriented electricity retailing strategy, and by continuing to build on E.ON's brand leadership.

The power station shutdown program E.ON announced in 2000 is designed to achieve two objectives: to improve E.ON's cost position and to reduce overcapacity in Germany's electricity generation industry. We withdrew 4,175 megawatts (MW) of capacity by year end 2002 and intend to shut down a further 734 MW in 2003. We expect this to improve margins in Germany's wholesale electricity market generally and, more importantly, to boost the profitability of our own generation operations.

After successfully combining its regional utilities in Bavaria to form E.ON Bayern, E.ON Energie plans to streamline the structure of its operations in eastern Westphalia-Lippe and in northern Germany. In eastern Westphalia-Lippe, E.ON Energie intends to merge three utility companies—Pesag, EWW, and EMR—to create a larger, more powerful regional utility. In northern Germany, the company plans to combine Schleswag and Hein Gas. Both of the resulting entities would rank among Germany's top ten regional utilities. Plans call for the mergers to be completed this year and to take effect retroactively from January 1, 2003. Wherever it makes business sense and is feasible from an antitrust standpoint, E.ON intends to integrate its municipal and regional utility shareholdings into the E.ON network, enabling them to benefit from being part of a powerful, integrated energy group.

Our strategy for Northern Europe is to use the ongoing consolidation process to cement our market position there. With reserve generating capacity growing slimmer in the region, we will be looking at enlarging our position in electric generation. In Eastern Europe, we distinctly improved our market position in the year under review. Going forward, we intend to further enlarge this position, particularly in the Czech Republic. Another key element of our strategy is to prepare our existing operations for the transition to open markets in Eastern Europe. In the Alpine region, our main objective is to strengthen our position in natural gas distribution in northern Italy by means of targeted acquisitions.

In the U.K., E.ON's objective is to further consolidate Powergen's leading market positions in electricity and natural gas. With the acquisition of TXU's retail business, Powergen is now balanced between its generation and retail operations, reducing the impact of wholesale price movements. We intend to enhance the profitability of our U.K. operations by further improving Powergen's cost position. Two key components of this program are the closure of uneconomical power stations and the centralization of service functions.

Our acquisition of LG&E Energy as part of the Powergen transaction gives us an excellent platform for further growth in the world's largest electricity market. The U.S. energy market is in a transitional phase, opening the door to opportunities to expand our existing operations with an eye toward creating value.

Value-oriented management of non-utility businesses until their disposal. E.ON will continue to optimize the value of its non-utility businesses until the time of their disposal. Besides capital expenditures to maintain these businesses, this will include strategic investments designed to consolidate their market positions.

Viterra's strategy is to continue its development as one of Germany's premier real estate companies with businesses in residential real estate and real estate development. The centerpiece of Viterra's operations is its trading-oriented approach to managing its residential housing stock. This strategy encompasses the purchase of large blocks of housing units, the value-oriented management of the company's residential portfolio, and the sale of individual housing units to their current tenants or to private investors. Consistent with the focus on residential real estate, Viterra is divesting its energy service and contracting businesses.

Investment plan 2003–2005

Percentages


Other Activities/ Holding 27
Powergen 14
Ruhrgas 15
44 E.ON Energie

Investment plan. Of our €18 billion in total baseline capital spending for 2003 to 2005, €8 billion is earmarked for E.ON Energie and €2.5 for Powergen. The complete acquisition of Ruhrgas and Ruhrgas's planned investments together account for €6.6 billion of our capital expenditures. E.ON's investment plan does not include the €6 billion to €8 billion in medium-term capital expenditures, particularly in natural gas production and infrastructure, that were announced during the ministerial approval process. At this time, these investments cannot be adequately concretized. Approximately 60 percent of baseline capital expenditures are targeted inside Germany. Nearly two thirds of E.ON's medium-term capital expenditures are aimed at enlarging existing positions and tapping new markets.

E.ON shares are listed on all German stock exchanges, the Swiss Stock Exchange, and as American Depositary Receipts (ADRs) on the New York Stock Exchange.

Key figures per share

€	2002	2001	+/- %
Year-end share price	38.45	58.18	-34
Earnings per share			
from net income	4.26	3.81	+12
from continuing operations	-1.06	3.80	-
from discontinued operations	5.03	0.05	-
from cumulative effect of changes in accounting principles, net	0.29	-0.04	-
Dividend	1.75	1.60	+9
Book value[1]	39.33	36.30	+8

[1]Does not include minority interests.

Year-end share price[1]


€ per share
51.12
48.45
64.80
58.18
38.45
60
40
1998
1999
2000
2001
2002

[1]Numbers for 1998-99 refer to the former VEBA AG.

E.ON stock outperforms market in 2002. With the Dax index of Germany's top 30 blue chips down 43.9 percent on the year and the Euro Stoxx 50 index of premier European equities off 36.1 percent, E.ON stock, which was down 33.9 percent, distinctly outperformed German and European equity markets in what continued to be a difficult market environment. E.ON's European peer index, the Stoxx Utilities, closed 24.7 percent lower on the year, performing better than E.ON stock. At €38.45, E.ON stock ended 2002 below its year-end 2001 quote of €58.18. Shareowners who reinvested their cash dividends saw the value of their E.ON portfolio decline by 32 percent in 2002.

E.ON share sustains double-digit long-term growth. Investors who purchased E.ON shares for €5,000 at the end of 1992 and reinvested their cash dividends saw the value of their investment rise to more than €13,000 by the end of 2002. This represents an annual increase of 10.2 percent, higher than Germany's Dax index, which advanced 6.5 percent annually over the same period. At 10.3 percent, the average annual increase of the Stoxx Utilities index was roughly equal to that of E.ON stock. During the same ten-year span, the Euro Stoxx 50 rose 11.2 percent each year on average.

Dividends taxed using the half-income system. The introduction of the so-called half-income system *(Halbeinkünfteverfahren)* as part of Germany's Tax Relief Act represented a paradigm shift in the way corporations and their shareowners are taxed. The basic corporate tax rate of 40 percent and the tax rate on distributed profits of 30 percent were both lowered to 25 percent (26.5 percent in 2003, owing to the Flood Victim Solidarity Act). Shareowners no longer receive a tax credit for dividends that are paid out on or after January 1, 2002. Instead, private investors are only required to pay taxes on half the amount of their dividends.

Dividend increased to €1.75. At the 2003 Annual Shareholders Meeting, management will propose that the per-share cash dividend for the 2002 financial year be increased by 9.4 percent to €1.75 from €1.60 in the prior year. Compared with the 1998 dividend of €1.07, dividends have risen 63 percent over the last five years or an average of 13 percent per year. The dividend yield is 4.55 percent based on E.ON stock's year-end 2002 closing price. E.ON is one of the few Dax 30 companies that has continued to show strong dividend growth even in the weak stock markets of the last several years.

E.ON bonds. Within the scope of its medium-term note program, in May 2002 E.ON premiered on international bond markets by issuing a multi-currency bond in euros and pounds sterling in the amount of €7.3 billion. This issuance, which represented E.ON's debut with international bond investors, was a significant milestone for international capital markets. The E.ON bond package is currently the largest-ever capital market transaction of a European utility company. It includes the largest-ever 7 and 15-year bond issued in euros as well as the largest 30-year sterling bond issued by a non-U.K. company. In June 2002, E.ON increased the 30-year sterling bond issue by €125 million.

E.ON bonds were oversubscribed and have since then shown a very positive performance in the secondary market. They have also received accolades from renowned financial journals. *International Financing Review* named E.ON's issue the "Euro Investment Grade Corporate Bond of the Year 2002." *Corporate Finance* called it the "Best Eurobond of the Year 2002." *EuroWeek* heralded the transaction as the "Overall Bond Deal of the Year 2002."

E.ON ten-year share performance vs. stock indices


Percentages
E.ON
Dax
Euro Stoxx
Stoxx Utilities
500
400
300
200
100
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

E.ON share key figures[1]

Per share		1998	1999	2000	2001	2002
Earnings						
from net income	€	2.34	3.90	5.07	3.81	4.26
from continuing operations	€	-	-	4.74	3.80	-1.06
from discontinued operations	€	-	-	0.33	0.05	5.03
from cumulative effect of changes in accounting principles, net	€	-	-	-	-0.04	0.29
Dividend	€	1.07	1.25	1.35	1.60	1.75
Dividend declared	€m	540	628	972	1,100	1,142
12-month high	€	67.08	62.60	66.55	64.50	59.97
12-month low	€	41.36	41.60	41.01	46.91	38.16
Year end	€	51.12	48.45	64.80	58.18	38.45
Number of shares	million	502.8	502.8	763.3	692.0	692.0
Market capitalization	€bn	25.4	24.4	49.5	40.3	26.6
Book value[2]	€	23.40	36.09	38.61	36.30	39.33
Market-to-book-value ratio[3]	%	216	134	168	160	98
E.ON share trading volume	€bn	22.2	21.1	28.6	38.3	39.9
Dax trading volume	€bn	667.5	755.5	1,179.9	1,025.7	859.9
E.ON stock's share of Dax value	%	3.3	2.8	2.4	3.7	4.6

[1]Figures up to 1999 refer to the former VEBA AG.
[2]Excluding minority interests.
[3]Year-end stock price expressed as a percentage of book value (excluding minority interests).

Key financial figures

€ in millions	Dec. 31, 2002	Dec. 31, 2001
Liquid funds	8,385	12,144
Financial liabilities to banks and third parties	-22,364	-12,757
Net financial position	**-13,979**	**-613**
Interest and similar income (excluding associated companies)	828	718
Interest and similar expenses (excluding associated companies)	-1,377	-1,003
Net interest expense	**-549**	**-285**
EBITDA	**7,680**	**6,649**
Cash provided by operating activities	**3,690**	**2,652**
EBITDA ÷ net interest expense	**14 x**	**23 x**
EBITDA ÷ net financial position	**55%**	**1,085%**
Net financial position ÷ cash provided by operating activities	**4 x**	**0.23 x**

Since April 18, 2002, E.ON bonds have a long-term rating of AA- (stable) by Standard & Poor's. Since January 10, 2003, E.ON bonds have a long-term rating of A1 (stable) by Moody's. Commercial paper issued by E.ON is rated A-1+ and P-1 by Standard & Poor's and Moody's, respectively. E.ON continues to be committed to maintaining a strong single-A rating.

Investor relations in a difficult market environment. The aim of our investor relations activities is to communicate with investors and analysts on a regular basis so that they have the information they need to evaluate the Company's current situation and prospects for the future. Particularly in view of the events of last year, it is crucial to establish and develop relationships of trust with both institutional and retail stock investors and, increasingly, bond investors. Our investor relations team provides E.ON investors with up-to-date and comprehensive information.

We serve our institutional investors with one-on-one meetings, roadshows in and outside Germany, and telephone conferences when E.ON issues financial reports and when events of particular importance occur.

At www.eon.com, private investors can find useful information about the Company and watch live webcasts of press conferences and portions of E.ON's Annual Shareholders Meetings.

A key event of 2002 was E.ON's bond issue. At roadshows in several European cities, E.ON introduced itself to a new and important target audience: bond investors and credit analysts.

We plan to further intensify our investor relations activities in 2003 in order to serve the growing number of investors who are interested in E.ON.

Corporate governance

Joint report on corporate governance prepared by the Board of Management and the Supervisory Board of E.ON AG. In February 2002, a Government Commission appointed by the German Minister of Justice presented the new German Corporate Governance Code. The Code describes and summarizes the statutory corporate governance framework for German listed companies. It also includes recommendations and suggestions for standards on responsible corporate governance, with the recommendations being intended to reflect generally accepted best practices. In addition, the Transparency in Publicity Act *(TransPuG)* took effect in July 2002. A new Article 161 was also added to the German Stock Corporation Act, stipulating that the Board of Management and Supervisory Board of German listed companies shall declare once a year that the recommendations of the Code have been and are being complied with, or identify which of the Code's recommendations have not been or are not being applied. E.ON submitted this declaration for the first time on December 19, 2002, and published the text on its corporate website at www.eon.com. It is printed in full on page 54 of this report. E.ON complies with the Code's recommendations with only few exceptions.

As a company whose ADRs are listed on the New York Stock Exchange (NYSE), E.ON is subject to the U.S. federal securities laws and the jurisdiction of the U.S. securities regulator, the Securities and Exchange Commission (SEC). In particular, E.ON is subject to the provisions of the Sarbanes-Oxley Act, significant portions of which are still in the process of being implemented by the SEC through rulemaking. The aim of Sarbanes-Oxley is to increase the monitoring, quality, and transparency of financial reporting in light of recent corporate and accounting scandals in the U.S. In addition, harsher penalties for violators will, it is hoped, increase sensitivity to these issues. Its provisions generally apply to both U.S. and non-U.S. issuers with securities listed in the U.S.

E.ON has always welcomed the creation of uniform corporate governance standards. E.ON believes that the Code will make the German system of corporate governance more transparent and promote the trust of international and national investors and the general public in the management and supervision of German listed companies. Taking the Code and the requirements of Sarbanes-Oxley as a basis, E.ON reviewed its internal rules and procedures relating to shareholders meetings, the interaction between the Board of Management and the Supervisory Board, and the transparency of its financial reporting, as well as the Company's procedures for accounting and auditing. E.ON concluded from this review that the Company had already been following a majority of the Code's recommendations for some time before the Code was published, reflecting E.ON's value-oriented corporate governance principles and capital markets-oriented accounting and reporting policies.

Supervisory Board *(Aufsichtsrat)*. The Supervisory Board has 20 members and, in accordance with the German Codetermination Act *(Mitbestimmungsgesetz)*, is composed of an equal number of shareholder and employee representatives. The shareholder representatives are elected by the shareholders at the annual shareholders meeting, and the employee representatives are elected by the employees. In the event of a tie vote on the Supervisory Board, another vote is held and the Chairman then casts the tie-breaking vote. As a general rule, members of the Supervisory Board of E.ON AG should not be older than 70.

The Supervisory Board oversees the management of the Company and advises the Board of Management. It appoints and removes the members of the Board of Management and is responsible for concluding, changing, and terminating employment contracts of the members of the Board of Management. Together with the Board of Management, the Supervisory Board ensures that the Company has a long-term succession plan in place. Transactions or measures taken by the Board of Management that materially affect the Company's assets, finances, or earnings require the Supervisory Board's prior approval. The policies and procedures of E.ON AG's Supervisory Board include a list of transactions and measures that require prior Supervisory Board approval. The list is not exhaustive.

In order to ensure that the Supervisory Board's advice and oversight functions are conducted on an independent basis, no more than two former members of the Board of Management may be members of the Supervisory Board. Supervisory Board members may also not hold a corporate office or perform any advisory services for key competitors of the Company. Supervisory Board members are required to disclose any information concerning conflicts of interest to the full Supervisory Board, particularly if the conflict arises from their advising or holding a corporate office with one of E.ON's customers, suppliers, creditors or other business partners. The Supervisory Board is required to report any conflicts of interest to the annual shareholders meeting and to describe how the conflicts have been handled. Any material conflict of interest of a non-temporary nature will result in the termination of the member's appointment to the Supervisory Board. No conflicts of interest involving any members of the Supervisory Board were reported during 2002. In addition, any consulting or other service agreements between the Company and a member of the Supervisory Board require the prior consent of the full Supervisory Board. No such agreements existed during 2002.

On December 19, 2002, the Supervisory Board approved policies and procedures in order to make the Supervisory Board's work more transparent and more efficient. The Supervisory Board also formed an Audit Committee and a Finance and Investment Committee.

The Supervisory Board has formed the following committees from among its members:

The committee that is required by Article 27, Paragraph 3 of the Codetermination Act consists of two shareholder representative members and two employee representative members. This committee is responsible for recommending to the Supervisory Board potential candidates for the Board of Management if the first vote does yield the necessary two-thirds majority of votes of Supervisory Board members.

The Executive Committee consists of four members. It prepares meetings of the Supervisory Board and advises the Board of Management on matters of general policy relating to the strategic development of the Company. In urgent cases (i.e., if waiting for the prior approval of the Supervisory Board would materially prejudice the Company), the Executive Committee decides on business transactions requiring prior approval by the Supervisory Board.

In particular, the Executive Committee prepares the Supervisory Board's personnel decisions and deals with issues of corporate governance. It reports to the Supervisory Board at least once a year on the status and effectiveness of possible ways of improving the Company's corporate governance and on new requirements and developments in this field.

The Audit Committee consists of four members who have special knowledge in the field of accounting or business administration. The Company believes that at least one of the Audit Committee's members meets all of the requirements for being considered a "financial expert" within the meaning of Sarbanes-Oxley, given his extensive experience in accounting and auditing matters, including the application of U.S. GAAP. Sarbanes-Oxley also requires that each of the members of the Audit Committee be independent of the Company.

The Audit Committee deals in particular with issues relating to the Company's accounting policies and risk management, issues regarding the independence of the Company's external auditors, the establishment of auditing priorities, and agreements on auditors' fees. The Audit Committee also prepares the Supervisory Board's decision on the approval of the annual accounts and the acceptance of the group's annual financial statements. It also inspects the company's annual report on Form 20-F and its quarterly reports and discusses the review of the quarterly reports with the independent accountants.

The Finance and Investment Committee consists of four members. It advises the Board of Management on all issues of group financing and investment planning. It decides on behalf of the Supervisory Board on the approval of the acquisition and disposition of companies, company participations, and parts of companies, as well as on finance activities whose value exceeds 1 percent of the equity listed in the group's latest balance sheet. If the value of any such transactions or activities exceeds 2.5 percent of the equity listed in the group's latest balance sheet, the Finance and Investment Committee will prepare the Supervisory Board's decision on such matters.

The Board of Management *(Vorstand)*. The Board of Management of E.ON AG consists of five members and has two Chairmen. Members of the Board of Management may not be older than 65.

The E.ON Board of Management has in place policies and procedures for the business it conducts. The E.ON Board of Management manages the business of the Company, with all its members bearing joint responsibility for its decisions. The Board of Management establishes the Company's objectives, sets its fundamental strategic direction, and is responsible for corporate policy and group organization. This includes, in particular, the management of the group and its financial resources, the development of its human resources strategy, the appointment of persons to management posts within the group, and the development of its managerial staff, as well as the presentation of the group to the capital markets and to the public at large. In addition, the Board of Management is responsible for coordinating and supervising the group's business units in accordance with the group's established strategy.

The Board of Management regularly reports to the Supervisory Board on a timely and comprehensive basis on all issues of corporate planning, business development, risk assessment, and risk management. It also submits the group's investment, finance, and personnel plan for the coming fiscal year (as well as the medium-term plan) to the Supervisory Board for its approval at the last meeting of each fiscal year.

The Chairperson of the Board of Management informs the Chairperson of the Supervisory Board of important events that are of fundamental significance in assessing the condition, development, and management of the Company and of any defects that have arisen in the Company's monitoring systems without undue delay. Transactions and measures requiring the approval of the Supervisory Board are also submitted to the Supervisory Board without delay.

Members of the Board of Management are also required to promptly report conflicts of interest to the Executive Committee of the Supervisory Board and to the full Board of Management. Members of the Board of Management may only assume other corporate positions, particularly appointments to the supervisory boards of non-group companies, with the consent of the Executive Committee. Any material transactions between the Company and members of the Board of Management, their relatives, or entities with which they have close personal ties require the consent of the Executive Committee, and all transactions must be conducted on an arm's length basis. No such transactions took place during 2002.

The Annual Shareholders Meeting *(Hauptversammlung)*. The shareholders of E.ON AG exercise their rights and vote their shares at the Shareholders Meeting. The Company's financial calendar, which is published in the Annual Report, in the Interim Reports, and on the Company's Internet site, regularly informs shareholders about important dates.

At the Shareholders Meeting, shareholders may vote their shares themselves, by a proxy of their choice, or by a Company proxy who is required to follow the shareholder's voting instructions.

As a rule, the Shareholders Meeting is chaired by the Chairman of the Supervisory Board.

Accounting and Annual Financial Statements. The E.ON Group's Consolidated Financial Statements are prepared in accordance with United States generally accepted accounting principles, also known as U.S. GAAP. The Financial Statements of E.ON AG are prepared in accordance with the German Commercial Code.

As stipulated by German law, the Shareholders Meeting votes to select the Company's external auditors.

The Audit Committee also prepares the proposal on the selection of the Company's external auditors for the Annual Shareholders Meeting. In order to ensure the auditors' independence, the Audit Committee secures a statement from the proposed auditors detailing any facts that could lead to the audit firm being excluded for independence reasons or otherwise conflicted. As a condition of their appointment, the external auditors agree to promptly inform the chair of the Audit Committee should any such facts arise during the course of the audit. The auditors also agree to promptly inform the Supervisory Board of anything arising during the course of their audit that is of relevance to the Supervisory Board's duties, and to inform the chair of the Audit Committee of, or to note in their audit report, any facts determined during the audit that contradict the statements submitted by the Board of Management or Supervisory Board in connection with the Code.

Risk policies. In accordance with an SEC recommendation, E.ON has established a Disclosure Committee that is responsible for ensuring that effective procedures and control mechanisms for financial reporting are in place and for providing a correct and timely presentation of information to the financial markets. The members of the committee come from various departments of E.ON AG, who owing to their duties at the Company, are particularly suited for the tasks of the committee.

Under the Disclosure Committee's leadership, we have carried out a review of the proceedings used in preparing the annual report on Form 20-F and inventoried the Company's existing control mechanisms. The effectiveness of these mechanisms has been assessed by E.ON AG's internal audit department; our independent auditors have performed a sample test on the effectiveness assessment conducted by E.ON AG's internal audit department.

At the same time, a review of all financial reporting procedures was carried out in E.ON's subgroups. This examination of control systems was conducted by the internal audit department of the individual subgroups and monitored by E.ON AG's internal audit department.

Detailed information about E.ON's risk management system can be found on page 38 of this report.

Transparency. Transparency is a high priority of E.ON AG's Board of Management and Supervisory Board. Our shareholders, capital market participants, financial analysts, shareholder associations, and the media regularly receive up-to-date information about the situation of and any material changes to the Company. We use the Internet to help to ensure that all investors have equal access to comprehensive and timely information about the Company.

E.ON AG issues reports about its situation and earnings by the following means:

- Interim Reports (quarterly)
- Annual Report
- Form 20-F
- Annual press conference
- Telephone conferences held upon release of the Interim and Annual Reports, as well as numerous events for financial analysts in and outside Germany.

A financial calendar, which can be found at www.eon.com, lists the dates on which the Company's financial reports are released.

In addition to the Company's periodic financial reports, the Company issues ad-hoc statements when events or changes occur at E.ON AG (a) that are not publicly known and (b) that could have a significant impact on the price of E.ON stock.

Members of E.ON AG's Board of Management and the Supervisory Board must disclose the acquisition or disposal of E.ON stock pursuant to Article 15a of the German Securities Trading Act and Item 6.6 of the German Corporate Governance Code. As of December 31, 2002, the Company had received no such disclosures.

Code of Ethics. In order to comply with the requirements of Sarbanes-Oxley, in addition to E.ON's general code of conduct for all employees, the Company has developed a special Code of Ethics for Board of Management members and senior financial officers. This code obliges these managers to make full, appropriate, accurate, timely, and understandable disclosure of information both in the documents we submit to the SEC and in our other corporate publications.

Corporate governance

Declaration of Compliance with the German Corporate Governance Code made in accordance with Article 161 of the German Stock Corporation Act by the Board of Management and Supervisory Board of E.ON AG. The Board of Management and the Supervisory Board hereby declare that E.ON AG complies with the recommendations contained in the German Corporate Governance Code prepared by the Government Commission appointed by the German Minister of Justice and published in the official section of the electronic version of the *Bundesanzeiger* with only two exceptions.

- Item 3.8 of the German Corporate Governance Code recommends that the liability insurance provided for members of the Board of Management and Supervisory Board (so-called D&O insurance) should include an appropriate deductible.
  The D&O liability insurance E.ON provides for members of the Board of Management and Supervisory Board does not include a deductible. E.ON believes that imposing deductibles is not an appropriate means of improving the sense of responsibility with which the members of the Board of Management and Supervisory Board perform their assigned tasks and functions. E.ON's policy in this regard conforms with international standards and with those in effect at its subsidiaries in the U.K. and the U.S.
- Item 5.4.5 of the German Corporate Governance Code recommends that chairpersons of Supervisory Board committees receive extra compensation for their service in this regard.
  The Board of Management and the Supervisory Board intend to propose an amendment to E.ON AG's Articles of Association according to which chairpersons of Supervisory Board committees would receive such extra compensation in future.

Düsseldorf
December 19, 2002

For the Supervisory Board of E.ON AG
Dr. Klaus Liesen

For the Board of Management of E.ON AG
Ulrich Hartmann Prof. Dr. Wilhelm Simson

ROCE by segment

Group-wide value-oriented management approach. Our corporate strategy is aimed at delivering sustainable growth in shareholder value. We have put into place a Group-wide planning and controlling system to assist us in planning and managing the Company as a whole and our individual businesses with an eye to increasing their value. This system ensures that our financial resources are allocated efficiently.

E.ON's key performance metric is return on capital employed (ROCE). To monitor the periodic performance of our business units, we compare each unit's ROCE with its business-specific cost of capital. In addition to ROCE, which is a relative performance metric, we also measure performance using valued added, an absolute indicator.

The cost of capital employed is determined by calculating the weighted-average cost of equity and debt. This average represents the market-rate returns expected by stockholders and creditors.

The cost of equity is the return expected by an investor in E.ON stock. The cost of debt equals the long-term financing terms (after taxes) that apply in the E.ON Group.

The table on this page illustrates the derivation of cost of capital before and after taxes. In 2002, E.ON's average cost of capital after taxes was 6.2 percent. Its cost of capital before taxes was 9.5 percent. E.ON's cost of capital was unchanged from the prior year.

The cost of capital after taxes for each of E.ON's operating segments is calculated in the same way as the figure for the E.ON Group as a whole. The individual segments' pretax capital costs vary between 7.6 and 12 percent. This range reflects the segments' respective capital structures and risk profiles.

Risk-free interest rate	5.6%
Market premium[1]	5.0%
Beta factor[2]	0.7
Cost of equity (after taxes)	**9.1%**
Cost of debt (before taxes)	5.9%
Tax shield (35%)[3]	-2.1%
Cost of debt (after taxes)	**3.8%**
Share of equity	45%
Share of debt	55%
Cost of capital (after taxes)	**6.2%**
Tax rate	35%
Cost of capital (before taxes)[4]	**9.5%**

[1]The market premium reflects the higher long-term returns of the stock market compared with German treasury notes.
[2]The beta factor is used as an indicator of a stock's relative risk. A beta of more than 1 signals a higher risk than the risk level of the overall market; a beta factor of less than 1 signals a lower risk.
[3]The tax shield takes into consideration that the interest on corporate debt reduces a company's tax burden.
[4]Cost of capital before taxes x (1 - tax rate) = cost of capital after taxes: 9.5% x (1 - 35%) = 6.2%.

ROCE. ROCE measures the sustainable return on invested capital generated by operating a business. ROCE is defined as the ratio of earnings before interest and taxes (EBIT) to capital employed. We use EBIT as our earnings metric because it is net of the effects of taxes and financial transactions. Moreover, EBIT does not include unusual and infrequent effects, such as net book gains, restructuring expenses, and impairment charges.

Capital employed represents the interest-bearing capital tied up in the Group. Capital employed is equal to operating assets less the amount of noninterest-bearing available capital. Goodwill from acquisitions is included at acquisition cost, as long as this reflects its fair value.

Value added measures the return that exceeds the cost of capital employed. It is calculated as follows: *value added = (ROCE - cost of capital) x capital employed.*

The table on the following page shows the E.ON Group's ROCE and how it is derived. To improve comparability with the prior year, we adjusted 2001 earnings and capital employed for discontinued operations: VEBA Oel, Stinnes, and certain Viterra and Degussa operations. The reconciliation of earnings figures is in the segment information presented on page 87.

E.ON Group ROCE

€ in millions	2002	2001
Internal operating profit	**3,890**	**3,157**
+ Interest income (net) charged against internal operating profit[1]	842	538
= EBIT[2]	**4,732**	**3,695**
Intangible assets and property, plant, and equipment	61,029	44,744
+ Shares in affiliated and associated companies and other share investments	13,404	10,103
+ Cumulative goodwill amortization[3]	1,284	1,871
+ Inventories	3,840	4,997
+ Accounts receivable	6,860	9,330
+ Other noninterest-bearing current assets (including prepaid expenses)	11,523	8,530
- Noninterest-bearing provisions[4]	19,029	17,805
- Noninterest-bearing liabilities (including deferred income)	15,241	14,083
= Capital employed before discontinued operations	**63,670**	**47,687**
- Capital employed in discontinued operations	-	9,253
Capital employed after discontinued operations	**63,670**	**38,434**
Capital employed (annual average)	**51,052**	**38,402**
ROCE	**9.3%**	**9.6%**
Cost of capital	**9.5%**	
Value added	**-102**	**38**

[1]This figure is calculated by adding in interest expenses and subtracting interest income. The segment information on page 89 explains the derivation of interest income (net) charged against internal operating profit.
[2]In contrast to our 2001 Annual Report, we no longer use EBITA as an earnings metric because E.ON no longer periodically amortizes goodwill following its adoption of SFAS 142.
[3]Impairments are not added back in, since they represent a permanent reduction to an asset's fair value.
[4]Noninterest-bearing provisions mainly include short-term provisions and deferred income. They do not include provisions for pensions and nuclear-waste management (see Note 24 to the Consolidated Financial Statements).

ROCE in 2002. Despite the substantial improvement at E.ON Energie, E.ON Group ROCE declined slightly to 9.3 percent in the 2002 financial year. The decline in ROCE is attributable to the unsatisfactory development of Powergen's market environment. In addition, the temporary injunction against the completion of the Ruhrgas takeover had a negative impact on ROCE, since we were unable to record earnings for the Ruhrgas shares we held at year end 2002. In other words, no income was generated on this amount of capital employed. Adjusted for this effect, ROCE was 9.6 percent, slightly above the E.ON Group's cost of capital.

E.ON Energie posted a higher return despite the substantial increase in its capital base. At 13.5 percent, E.ON Energie's ROCE was distinctly above its business-specific cost of capital. The higher return is primarily attributable to operating improvements at the company's electricity business in Germany. Combined with the recovery of electricity prices, the continued execution of our margin-oriented sales strategy was a key contributing factor. In addition, we systematically implemented planned cost-cutting measures. E.ON Energie's ROCE also benefited from a lower depreciation expense. The marked increase in capital employed is mainly the result of shareholding investments, which included Elektrizitätswerk Wesertal (EWW), Energie-Aktiengesellschaft Mitteldeutschland (EAM), the Finnish energy utility Espoon Sähkö, and the Hungarian regional utility Édász, all of which became fully consolidated E.ON Energie subsidiaries in 2002. The increase in E.ON Energie's equity stake in Thüga and the acquisition of a shareholding in Západoslovenská energetika (ZSE), a Slovakian regional distributor, also served to increase the company's capital employed.

At 5.7 percent, Powergen's ROCE for the last half of 2002 was appreciably below its cost of capital and did not meet our original expectations. Since our takeover offer in the spring of 2001, the market environment of three of Powergen's businesses has deteriorated substantially. Wholesale electricity prices in the U.K. fell significantly in 2002 and by year end were nearly 25 percent below those of a year earlier. This

ROCE by segment[1]

€ in millions	E.ON Energie 2002	E.ON Energie 2001	Powergen 2002	Powergen 2001	Chemicals 2002	Chemicals 2001	Real Estate 2002	Real Estate 2001	Other/ Consolidation 2002	Other/ Consolidation 2001	E.ON Group 2002	E.ON Group 2001
Internal operating profit	**2,855**	**2,231**	**329**	**-**	**655**	**733**	**203**	**156**	**-152**	**37**	**3,890**	**3,157**
+ Interest income (net) charged against internal operating profit[2]	292	68	130	-	281	360	184	101	-45	9	842	538
= **EBIT**	**3,147**	**2,299**	**459**	**-**	**936**	**1,093**	**387**	**257**	**-197**	**46**	**4,732**	**3,695**
÷ **Capital employed**	**23,379**	**19,013**	**8,034**	**-**	**11,025**	**11,381**	**4,664**	**2,811**	**3,950**	**5,197**	**51,052**	**38,402**
= ***ROCE***	**13.5%**	**12.1%**	**5.7%**	**-**	**8.5%**	**9.6%**	**8.3%**	**9.1%**	**-**	**-**	**9.3%**	**9.6%**
Cost of capital[3]	**9.9%**	**10.5%**	**8.6%**		**12.0%**		**7.6%**		**-**		**9.5%**	
Value added	**842**	**304**	**-233**	**-**	**-386**	**-273**	**33**	**42**	**-**	**-**	**-102**	**38**

[1]To increase comparability, figures for 2001 have been adjusted for discontinued operations and the effects of the application of SFAS 142.
[2]This figure is calculated by adding in interest expenses and subtracting interest income.
[3]E.ON Energie's cost of capital declined by 0.6 percentage points compared with the figure reported in our 2001 Annual Report. This is attributable to the decline in this segment's average tax rate from 40 to 35-percent, which, in turn, results from the increasing internationalization of E.ON Energie's business.

was principally caused by overcapacity and fragmentation within the generation market and the impact of the introduction of a new trading system known as the New Electricity Trading Arrangements (NETA). At LG&E Energy, Powergen's U.S. subsidiary, earnings at the non-utility business in the U.S. are also down year-on-year because of lower electricity prices and higher fuel costs. LG&E Energy is also active in gas distribution in Argentina, where the ongoing economic crisis has led to a significant devaluation of the peso and negative economic growth. We have initiated a program of countermeasures designed to improve Powergen's ROCE. We anticipate that power station closures, the systematic implementation of cost-cutting measures, and the realization of additional synergy potential will increase Powergen's profitability.

Our Chemicals division's ROCE declined from 9.6 to 8.5 percent, primarily owing to the overall difficult economic environment. Despite the swift implementation of countermeasures, Degussa was unable to completely offset the effects of higher raw material costs and unfavorable currency translation rates. In 2001, Degussa began a far-reaching restructuring program designed to improve its ROCE, which is currently below its cost of capital. These measures are expected to yield cost savings of €500 million per year by 2004.

Our Real Estate segment's ROCE was below the previous year's high figure despite more housing units sold. The decline is largely attributable to the first-time consolidation of Deutschbau and Frankfurter Siedlungsgesellschaft (FSG). The assets of these two companies are accounted for at fair value, offsetting the advantage of the low book values of Viterra's housing portfolio in the Ruhr region.

Employees[1]	Dec. 31, 2002	Dec. 31, 2001	+/- %
E.ON Energie	45,394	39,560	+15
Powergen	11,591	-	-
Other Activities			
Chemicals	47,623	48,927	-3
Real Estate	2,683	2,049	+31
E.ON AG/Other	565	2,218[1]	-75
Continuing operations	**107,856**	**92,754**	**+16**
Discontinued operations	3,712[2]	74,201[3]	-

[1]Includes telecommunications operations.
[2]Viterra Energy Services.
[3]VAW aluminium, VEBA Oel, Stinnes, certain activities at Degussa, and Viterra Energy Services.

Current challenges facing human resources management. With the E.ON Group becoming more international, our most important challenge is to attract, retain, and systematically develop skilled employees. Internationalization has given our employees a wide range of opportunities to grow personally and professionally—for example, by participating and assuming responsibilities in multinational working groups. This gives us an advantage as we compete for skilled and motivated employees from around the world. E.ON's attractiveness as an employer is further increased by best-practice HR systems and targeted internal and external recruiting programs.

Standardized competency model: a yardstick for hiring decisions and employee development. Successful HR management requires a competency model that catalogs all the tasks carried out by the employees and managers of an increasingly international E.ON Group. The model is used as a yardstick to select and develop E.ON's current and future leaders. It also serves as the standard for identifying the strengths and development areas of all our employees and managers. In 2002, we developed this competency model to provide a foundation for a systematic and Group-wide career and succession planning scheme for our top-level managers and professionals.

Systematic employee and management development in the E.ON Group. E.ON aims to fill vacancies internally. We therefore encourage and assist our employees and managers in continuously developing their professional and personal competencies.

E.ON Academy, which became a limited liability company (GmbH) in May 2002, offers a wide variety of learning components that support our systematic, Group-wide employee and manager development effort. The E.ON Academy's integrated learning architecture consists of seminars, e-learning programs, self-study materials, and interaction forums. The application of E.ON's competency model and the information we gather from annual management reviews help to ensure that we can steer our employees and managers towards the right offerings.

Training schemes and apprenticeships. The E.ON Group places a significant emphasis on training and apprenticeships. In Germany, 4,729 young people are currently doing their apprenticeships in the E.ON Group. These apprentices make up 7 percent of the Group's workforce, which means that E.ON maintained the previous year's high ratio of apprentices.

Pension plan. For several years now, the E.ON Group has offered its employees the opportunity to set aside part of their pay to be put into a company-sponsored retirement plan (deferred compensation). We supplemented this program in October 2002 with a so-called "Riester" pension umbrella agreement with Allianz, a major insurance and financial services group. Riester pensions are part of a German state-supported national tax and pension fund.

E.ON InvestmentPlan helps employees to plan for their future. With private retirement schemes designed to supplement social security and company pension plans becoming increasingly popular in Germany, we introduced the E.ON InvestmentPlan two years ago to provide our employees with incentives for long-term saving and investment. The E.ON InvestmentPlan enables employees to invest in equity and bond funds that have been set up specifically for E.ON staff. Employees benefit from the plan's favorable investment terms and company-sponsored premiums for long-term saving.

Employees participating in the E.ON Investment-Plan are also entitled to purchase company stock under the E.ON company stock scheme. For nearly two decades, we have given our employees the opportunity to purchase company stock. In 2002, about 15,250 E.ON employees in Germany purchased a total of approximately 218,000 shares of company stock under this program.

Acquisitions in line with focus strategy increase Group staff count. The E.ON Group employed 107,856 people at the end of 2002—a year-on-year increase of around 15,000 employees or 16 percent. Of this total, about 42,000 or 39 percent were working at E.ON companies outside of Germany. The increased head count primarily reflects the consolidation of Powergen, which added approximately 11,500 employees, and a rise in the number of employees at E.ON Energie.

At year end 2001, there were 74,201 employees accounted for under the Company's discontinued operations. These include VAW aluminium, VEBA Oel, Stinnes, and certain non-core activities at Degussa (which were divested in 2002) as well as Viterra Energy Services (which is earmarked for divestment).

E.ON Energie's staff count rose by approximately 5,800 employees. The increase is mainly the result of the first-time consolidation of EAM, EMR, EWW, and Grohnde nuclear power station in Germany as well as Espoon Sähkö in Finland and Édász in Hungary.

The acquisition of TXU's U.K. retail business increased Powergen's head count by approximately 1,800 employees.

There were roughly 1,300 fewer people working at Degussa compared with year end 2001, partially owing to the implementation of further restructuring measures.

The consolidation of Deutschbau and FSG led to a substantial increase in the number of employees at Viterra. Overall, Viterra's workforce increased by 600 employees or 31 percent.

At the beginning of 2002, the Company began accounting for Connect Austria, its Austrian telecom interest, at equity. This reduced the number of staff counted under E.ON AG/Other by 1,600.

Germany. The EU Energy Council's agreement on the full opening of the EU electricity and gas market to competition by July 1, 2007, represents a crucial step toward the completion of the internal energy market and the establishment of fair competitive conditions. Another positive step is Europe's recognition of Germany's framework for electricity grid access. Less efficient from an energy supply perspective is the provision that transmission and distribution system operators in a vertically integrated company are required to be legally and managerially independent.

Germany's system of regulating third-party grid access, which consists of the Association Agreement combined with regulatory oversight by antitrust authorities, has a proven track record. In 2002, the Association Agreements for both electricity and gas were refined in important ways. We therefore welcome the German parliament's vote on February 14, 2003, that transforms the Association Agreement into law as part of an amended Energy Law. This law is subject to changes by Germany's upper house of parliament. In the wake of liberalization, electricity prices in Europe have fallen as never before. For German electricity consumers, however, the price decline is largely offset by price increases related to legislation such as the ecotax, the Renewable Energy Law, and the Cogeneration Protection Law. The liberalization dividend has essentially already been spent.

In its current form, the Renewable Energy Law tends to promote free-rider effects rather than innovative technology. As Germany's largest operator of renewable generation assets, E.ON Energie supports the amendment of the Renewable Energy Law in order to make its incentives less regressive and more market-based. The growing production of electricity from regenerative sources—and particularly from wind turbines—leads to increased costs for load balancing and grid extensions. E.ON Energie believes these follow-on costs should be included in the burden-sharing mechanism of the amended Renewable Energy Law.

The new Cogeneration Protection Law, in effect since April 2002, is a good compromise. Instead of a quota system (under which the government steers technological development), the new system of incentives is intended to provide transitional assistance that expires at the end of 2010. With the exception of financial support for some small CHP plants and fuel cells, the new law subsidizes the operation and modernization of existing CHP plants. New CHP plants receive no subsidies and must hold their own in a competitive market.

Germany bears around three quarters of Europe's emission reduction burden. By reducing its greenhouse gas (GHG) emissions by 18.7 percent, Germany has almost reached its national target under the Kyoto Protocol of 21 percent lower GHG emissions compared with 1990 levels. The German energy industry's voluntary commitment has played a key role in reducing the country's GHG emissions. As part of this voluntary commitment, E.ON Energie has pledged to reduce its carbon dioxide (CO_2) emissions substantially by 2010. The company plans to achieve this goal by boosting the efficiency of its existing generation fleet and by enlarging its portfolio of renewable generation assets.

In December 2002, the European Council of Ministers reached an agreement on a new directive to establish a trading system for GHG emission allowances. It is not yet clear how the directive will be implemented in individual EU countries. In Germany, the task will be to ensure that the proven mechanism of voluntary agreements is made part of the national allocation plan. For companies to be able to make decisions about future investments, Europe needs a reasonable, quantifiable climate protection regime that applies equally to all EU member states. The ambition to be in the vanguard on these issues makes as little sense for Germany as does governmental micromanagement of technological development or tax increases that are of questionable environmental efficacy. An example of the latter is the decision by Germany—alone among its European neighbors—to increase the tax on environmentally friendly natural gas.

The German Ministry for the Environment has produced two draft amendments to ordinances 13 and 17 of the German Federal Pollution Control Act as part of the effort to bring Germany's air quality standards into compliance with EU guidelines on pollution abatement at large combustion plants. However, both drafts set standards—particularly for dust, sulfur dioxide, and carbon monoxide—that are in some cases well below EU-mandated standards. For example, the Ministry for the Environment would like to reduce the standard for dust particle concentration from today's 50 milligrams (mg) per cubic meter of air (m^3) to 10 mg/m^3, even though the EU guidelines only call for a reduction to 30 mg/m^3. Affected industrial facilities could only comply with the standards put forward by the Ministry for the Environment by making substantial additional capital expenditures. This would unfairly penalize the German energy industry vis-à-vis its European competitors. For this reason, E.ON supports the implementation of the EU air quality standards.

U.K. The most significant energy policy initiatives in the U.K. in 2002 were related to environmental issues. In April 2002, the U.K. government introduced the Renewables Obligation requiring suppliers to source a proportion of their requirements (3 percent in 2002, rising to 10 percent by 2010) from renewable sources or pay a buyout fee of £30 per megawatt-hour.

The New Electricity Trading Arrangements (NETA), introduced in 2001, and the impact of fragmentation and overcapacity in the U.K. generation market have led to a steep decline in wholesale electricity prices. Low price levels have substantially reduced revenues, especially for pure generation companies such as British Energy, a nuclear power station operator. In December 2002, the U.K. government announced a restructuring plan to avoid British Energy's financial collapse.

The U.K. Government is currently reviewing its energy policy. Apart from trading rules and security of supply, further environmental targets will be considered.

U.S. In the U.S., there was further delay in the reform of energy markets in 2002, largely due to the Enron scandal, the country's focus on the war on terrorism, and the conflict with Iraq. In late January 2003, however, President Bush announced his energy and environmental policy priorities.

A comprehensive reform of U.S. energy policy is intended to provide reliable, affordable, and environmentally friendly energy for the future. Its goal is to streamline energy regulations and eliminate barriers to investment. Other priorities are an increase in domestic energy production and the Clear Skies Initiative designed to reduce emissions. Federal funding of $1.2 billion for fuel-cell technology is aimed at reducing dependence on foreign oil and lowering air pollution.

Environmental protection

We invested €500 million in environmental protection in 2002 and continued to have substantial operating costs associated with environmental stewardship.

E.ON Energie. The German energy industry's voluntary commitment to cut greenhouse gas emissions has been a success and has made an important contribution to meeting the country's emissions target under EU agreements and the Kyoto accords. E.ON Energie is working hard to further reduce both its consumption of primary resources and its emission of pollutants. To achieve these objectives, the company implements measures and deploys technologies that optimize environmental protection, but that also make economic sense.

With an average emission rate of roughly 330 grams of carbon dioxide (CO_2) for every kilowatt-hour (kWh) of electricity produced, E.ON Energie's emissions are below the German utility industry average. The company is able to achieve this impressive performance because of its balanced energy resource portfolio. E.ON Energie is Europe's largest investor-owned operator of nuclear power plants and Germany's biggest hydroelectric power generator. In 2002, 63 percent of E.ON Energie's proprietary generation did not produce any CO_2. The company's energy mix enables it to prevent 93 million metric tons of CO_2 from entering the atmosphere each year, the amount of CO_2 that would be emitted if the same quantity of electric power were generated in coal or lignite-fired power stations. That's more than half of the CO_2 produced by road traffic in Germany each year.

By enhancing the efficiency of its power stations, E.ON Energie is today able to produce more electricity, emit less CO_2, and consume less fuel. One example is the company's coal-fired power station in Wilhelmshaven in northwest Germany. This 750 megawatt (MW) generating unit, one of the company's largest, went through a comprehensive upgrade program in which it was retrofitted with additional turbines. After the upgrade, the Wilhelmshaven facility produces the same amount of electric energy but now burns 80,000 metric tons less coal each year. This reduces CO_2 emissions by 210,000 metric tons.

E.ON Energie ranks among Europe's biggest hydroelectric power generating companies, producing more than 18 billion kWh of electricity each year without releasing any CO_2. That's roughly one-and-a-half times the amount of electricity consumed each year in Berlin.

E.ON Energie is also active in biomass generation. The company currently operates several smaller biomass facilities and plans to construct several 20 MW biomass power plants. Some of these units will cogenerate heat.

Nearly half of all wind-generated electricity in Germany is fed into E.ON Energie's transmission grid. This has led to higher expenditures in two areas. First, the company must extend its grid system to accommodate wind farms built in its grid control area. Second, it must increasingly supply balancing power to compensate for the continual fluctuations in the amount of power fed in from wind farms. As a supplementary energy source, wind facilities can make an important contribution to climate protection. They will not, however, replace conventional power plants. E.ON Energie's projects in this area include the development of two offshore wind farms, one in the North Sea and one in the Baltic.

Powergen. Powergen, our U.K.-based energy division, also actively supports the development of regenerative energy sources. Powergen Renewables is one of the U.K.'s leading developers and operators of wind farms. Its operational sites have a total capacity of 134 MW. Powergen also uses clean fuels, such as biomass, in a number of its generation facilities.

LG&E Energy. In order to comply with a 2004 deadline to control emissions of nitrogen oxides from its generating fleet to a level of 0.15 pounds per million Btu, LG&E Energy, Powergen's U.S.-based subsidiary, is installing selective catalytic reduction (SCR) systems on nine of its base load, coal-fired electric generating units in Kentucky.

LG&E Energy has aggressively pursued the beneficial reuse of the ash and gypsum by-products generated from the combustion of coal in its generating stations in Kentucky. In 2002, LG&E Energy recycled over 1 million short tons of gypsum produced from its flue gas desulfurization systems. The beneficial reuse of coal combustion by-products not only results in a reduction of on-site disposal costs for LG&E Energy, but also avoids the air emissions that would have resulted from the mining of raw materials by others.

Corporate citizenship

As the world's largest investor-owned energy services provider, E.ON is committed to being a responsible corporate citizen in the countries and communities in which it does business. E.ON supports charitable activities, institutions of learning, scientific projects, culture, and the arts.

Charitable activities. We support a number of charitable organizations in and outside Germany, with a special emphasis on organizations that help disadvantaged youth and children with illnesses. These include the *Deutscher Kinderschutzbund*, an organization that serves as an important advocate for children's issues in Germany, and Save a Child's Heart, an organization based in Israel that specializes in providing state-of-the-art medical care to children who suffer from severe congenital heart problems.

We also support the Peres Center for Peace, founded by Nobel Laureate and former Israeli Prime Minister Shimon Peres. Headquartered in Tel Aviv, the Peres Center is a non-partisan, non-governmental organization whose mission is to build an infrastructure of peace by and for the people of the Middle East.

The other companies in the E.ON family are equally dedicated to being exemplary corporate citizens in their communities. For example, LG&E Energy, our U.S. subsidiary based in Kentucky, actively supports the United Way of America, which mobilizes the caring power of communities to provide a wide range of programs that benefit children, families, and neighborhoods in need. Powergen, our subsidiary in the U.K., involves its entire workforce in its corporate citizenship effort by inviting them to vote on a charity of the year, to which the company then makes a substantial donation. In addition, Powergen demonstrates its concern about aging-related issues by supporting Age Concern, the U.K.'s largest charitable movement that addresses the needs of older people.

Flood relief in 2002. A key focus of our charitable activities in 2002 was to help the victims of the floods that swept across many regions of Germany and Europe. E.ON companies together donated €4 million to aid flood victims in eastern Germany, Bavaria, and the Czech Republic. By providing financial aid and other forms of assistance, we wanted to help those in need and show our solidarity.

Education and science. E.ON is a cofounder of the European School of Management and Technology (ESMT) in Berlin. ESMT, whose mission is to become one of the world's top business schools, is scheduled to open its doors to students in the fall of 2004.

With support from E.ON Energie, in 2002 the International University Bremen created an endowed professorship for multi-utility management. This endowed chair will oversee an undergraduate degree program in which students will learn leading-edge management theories and acquire the technical and economic knowledge that is specific to the utility industry.

Through its support for the Rudolf v. Bennigsen-Foerder Foundation, E.ON further demonstrates its commitment to education by endowing a chair in corporate management at Berlin's Humboldt University and a chair in corporate finance and capital markets at the European Business School. E.ON also funds a professorship at the Robert Schumann School of Music in Düsseldorf.

Society is enriched by the achievements of individuals who devote their lives to developing their exceptional talents. That's why we support the young artists programs of two of Germany's great orchestras, the Berlin Philharmonic and the Munich Philharmonic; the Bavarian Elite Academy, an institute devoted to developing the leadership qualities of promising graduate students in Germany; and the Rudolf v. Bennigsen-Foerder Assistance Fund, which provides supplemental education to young people in Germany's Ruhr region.

Arts and culture. With public funding on the decline in recent years, the business community has become an indispensable partner to artistic and cultural institutions.

We are a major supporter of the Robert Schumann School of Music. We have for several years been a sponsor of the Whitney Museum of American Art in New York, which houses the most complete overview of contemporary American art of any museum in the world. We support Munich's Prince Regent Theater, an institution that is renowned for its commitment to training young actors. Our sponsorship program also includes funding for the annual Ruhr Piano Festival.

E.ON's flagship project in the fine arts is its long-term public-private partnership with the City of Düsseldorf, which resulted in the foundation of the museum kunst palast. Since the museum opened two years ago, we have sponsored a number of projects, including a critically acclaimed Miró exhibition. E.ON's financial support of this exhibition is a superb example of our commitment to provide "energy for culture," a commitment we plan to maintain in the future.


ORANGE JUICE
JUICE BLENDS
2.00

Rhonda Minor is a dispatcher for Distribution Operations at LG&E Energy in the U.S. and a devoted mother to 14 children.

E.ON Energie

- Internal operating profit up 28 percent
- Ownership interest in key regional utilities increased
- Internationalization continues
- 2003 internal operating profit expected to reach at least prior-year figure

E.ON Energie AG, Munich			
€ in million	2002	2001	+/- %
Sales	19,518	16,227	+20
thereof: electricity tax	933	694	+34
EBITDA	4,779	4,028	+19
EBIT	3,147	2,299	+37
Internal operating profit	2,855	2,231	+28
ROCE (in %)	13.5	12.1	+1.4[1]
Capital employed (annual average)	23,379	19,013	+23
Cash provided by operating ativities	3,313	2,792	+19
Investments	6,140	4,027	+52
Employees at year end	45,394	39,560	+15

[1]Difference in percentage points.

Ownership interest in key regional utilities increased. In 2002, E.ON Energie further solidified its leading position in Germany. By continually and actively managing its portfolio, E.ON Energie seized market opportunities to achieve strategically important and valuable majority interests in key regional utilities in Germany.

From Fortum, a Finnish energy utility, E.ON Energie acquired Fortum Energie, whose holdings include a 100 percent ownership interest in Elektrizitätswerk Wesertal (EWW). EWW provides electric and natural gas service to approximately 190,000 customers in eastern Westphalia-Lippe and in southern Lower Saxony. EWW supplies about 3 billion kilowatt-hours (kWh) of electricity and around 1 billion kWh of natural gas each year. In addition, E.ON Energie increased its stake in Elektrizitätswerk Minden-Ravensberg (EMR) to 55.2 percent. This also gives E.ON Energie a majority interest in Grohnde nuclear power station.

Working in close cooperation with the municipalities involved, E.ON Energie intends to merge EWW with Pesag, in which E.ON Energie holds a 54.5 percent stake, and EMR to forge a powerful regional utility that provides electricity, natural gas, water, and district heating services. The combined entity would have electricity sales of 10 billion kWh per year, creating in eastern Westphalia-Lippe one of Germany's ten largest regional utilities.

E.ON Energie also succeeded in increasing its stake in Energie-Aktiengesellschaft Mitteldeutschland (EAM), in which for many years it had held a minority interest, by around 27 percent to a total of 73.3 percent. EAM supplies some 700,000 customers, mainly in the German state of Hesse, with a total of approximately 10 billion kWh of electricity and 7 billion kWh of natural gas each year.

E.ON Energie now has majority interests in nine of the ten regional utilities in which it has shareholdings (the exception is EWE) and provides approximately one third of Germany's retail customers with electric service.

Another important milestone was E.ON Energie's acquisition of Bayerische Landesbank's 25.1 percent shareholding in Thüga. E.ON Energie now owns 87.1 percent of Thüga, which holds primarily minority stakes in approximately 130 electric, gas, and water companies in and outside Germany.

In addition, E.ON Energie acquired BEB Erdgas und Erdöl's 10.1 percent interest in Hamburger Gaswerke (Hein Gas). Together, E.ON Energie and its subsidiaries now hold 100 percent of Hein Gas. E.ON Energie plans to merge Hein Gas with Schleswag, a regional utility in northern Germany in which it holds a 65.3 percent stake. The two companies currently sell a total of approximately 12 billion kWh of electricity and 45 billion kWh of gas to customers located mainly in the German states of Hamburg, Schleswig-Holstein, and Mecklenburg-Western Pomerania.

E.ON Energie also broadened its existing retailing partnerships with municipal utilities in Germany by taking an equity interest in certain of these companies.

Internationalization continues. With operations in 17 countries, E.ON Energie ranks among Europe's biggest energy service providers. About one fourth of the company's roughly 45,000 employees and around one quarter of its more than 25 million customer accounts are outside Germany. In 2002, E.ON Energie continued to enhance its presence in its target markets outside of Germany: Northern Europe, Central Europe, and the Alpine region.

After acquiring a 34 percent shareholding in Espoon Sähkö in January 2002, in April E.ON increased its ownership interest in the Finnish energy utility to nearly 66 percent. Espoon Sähkö supplies approximately 150,000 customers with a total of approximately 3 billion kWh of electricity and over 2 billion kWh of district heating.

E.ON Hungária, an E.ON Energie subsidiary, acquired additional shares in Édász, a Hungarian electric company. By year end 2002, E.ON Hungária had increased its stake from 27.7 percent to a 90.6 percent majority interest, thereby fortifying its position in the Hungarian energy market. Édász supplied more than 7 billion kWh of power in 2002. Together with its two other majority shareholdings, E.ON Hungária has a substantial position in the electricity distribution sector in Hungary, where it has a 45 percent market share.

In addition, E.ON Energie further strengthened its position in Central Europe by entering the Slovakian electricity market. In September 2002, E.ON Energie acquired a 49 percent stake in and took over management control of Západoslovenská energetika (ZSE). ZSE has a roughly 37 percent market share. ZSE supplies 7 billion kWh of electricity annually and serves about 900,000 customer accounts, making it the Slovak Republic's largest regional electric company. ZSE's service territory borders those of two other E.ON Energie shareholdings, JME in the Czech Republic and Édász in Hungary, creating the opportunity to deliver synergies.

E.ON Energie is concentrating its energy activities in Switzerland on BKW FMB Energie, one of the country's leading fully integrated electric utilities. E.ON Energie sold its 24.5 percent shareholding in Watt to Nordostschweizerische Kraftwerke after management determined that Watt's shareholder structure would not allow E.ON Energie to further increase its stake in the company. The sale was completed in the last half of 2002.

Sales and internal operating profit up substantially. The improvement in E.ON Energie's revenues is primarily attributable to the inclusion of Sydkraft and Hein Gas for the entire 2002 financial year. In 2001, Sydkraft and Hein Gas contributed only partial-year figures because they became fully consolidated E.ON Energie subsidiaries on May 1 and June 1, 2001, respectively. In addition, the following companies became fully consolidated E.ON Energie subsidiaries on the following dates in 2002: EAM (June 1), EWW (July 1), EMR (August 1), Espoon Sähkö (April 1), and Édász (December 1). Another factor contributing to the revenue increase was that in 2002 electricity prices in Germany recovered somewhat from the previous year's unsatisfactory levels.

In the 2002 financial year, E.ON Energie was able to increase its internal operating profit by 28 percent to €2,855 million. This fine performance results mainly from operating improvements in the electricity business in Germany—including our cost-management measures—in the amount of €450 million. In addition, the full consolidations mentioned in the previous paragraph raised earnings by €240 million. E.ON Energie had a lower depreciation expense compared with the prior year, which had a positive earnings effect of €320 million. Earnings were negatively impacted by one-off charges in the generation business (€310 million), mainly related to the unplanned shutdown of Unterweser nuclear power station and increased provisions for nuclear waste management.

The table below contains E.ON Energie's key figures by business unit.

2002 key figures by business unit

	Sales[1]		EBITDA		Internal operating profit		Investments		Employees	
€ in millions	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Germany										
Electricity	11,597	9,846	3,017	2,612	2,280	1,919	3,729	941	27,369	24,638
Gas	3,101	2,661	575	404	366	195	661	396	3,953	3,105
Water	267	245	84	87	55	47	48	196	1,147	1,119
Foreign	3,586	2,670	1,092	678	581	284	1,298	2,050	11,126	8,715
Other/ Consolidation	34	111	11	247	-427	-214	404	444	1,799	1,983
Total	**18,585**	**15,533**	**4,779**	**4,028**	**2,855**	**2,231**	**6,140**	**4,027**	**45,394**	**39,560**

[1]Excludes electricity tax; power trading included net.

The electricity business unit consists of E.ON Energie's operations in Germany in the areas of nuclear and conventional thermal generation, hydroelectric production, electric transmission and distribution as well as power trading and retailing.

The gas business unit comprises the natural gas operations of E.ON Energie's regional utilities in Germany.

The water business unit includes the water operations of Gelsenwasser and a number of German regional utilities.

The foreign business unit comprises E.ON Energie Group subsidiaries outside of Germany. These include companies such as Sydkraft in Scandinavia, E.ON Hungária in Hungary, and E.ON Benelux in the Netherlands.

Primary energy and electricity consumption in Germany. Preliminary estimates for 2002 put Germany's consumption of primary energy at about 488.5 million tons of coal equivalent, a 1.9 percent decline from the country's consumption in 2001 (see the graphic at right). The various energy sources had roughly the same share of total energy consumption as they had had in the prior year. The only exception was the figure for renewables (hydro and wind power), which rose appreciably.

Electricity consumption from the public grid and net generation in Germany were both slightly higher than in the previous year. At 156.3 billion kWh, nuclear energy generation was somewhat below the prior-year figure. Nuclear energy met 32.2 percent of Germany's power needs in 2002. Conventional generating units covered 53.3 percent of German consumption, hydroelectric plants 5.1 percent, and other types of generating facilities a total of 9.4 percent.

Primary energy consumption in Germany in 2002

Total: 488.5 million tons of coal equivalent (MTCE)


Other 2.5%
12.3 MTCE
Nuclear 12.6%
61.4 MTCE
Hard coal 11.6%
56.6 MTCE
Lignite 13.2%
64.3 MTCE
0.9% Hydro/wind
4.5 MTCE
37.5% Oil
183.2 MTCE
21.7% Natrual gas
106.2 MTCE

2002 net power generation on Germany's public grid

Total: 483.8 TWh (= billion kWh)


Gas/oil/other 9.4%
45.5 TWh
Hydro 5.1%
24.5 TWh
Hard coal 23.6%
114.0 TWh
32.2% Nuclear
156.3 TWh
29.7% Lignite
143.5 TWh

Power supplied by E.ON Energie in 2002

Billion kWh (TWh)


Special-rate customers 70.6
Standard-rate customers 40.4
Transmission losses, pumped storage 11.3
139.6 Distributors

Power supplied by E.ON Energie[1]

Billion kWh (TWh)	2002	2001	+/- %
Standard-rate customers	40.4	34.3	+18
Special-rate customers	70.6	86.7	-19
Regional & municipal utilities	139.6	104.7	+33
Total	**250.6**	**225.7**	**+11**

[1]Excludes power trading.

Power sales volume increases substantially due to acquisitions. In the 2002 financial year, E.ON Energie sold 25 billion kWh or 11 percent more electricity compared with the previous year. The increase resulted primarily from the inclusion of the Swedish utility Sydkraft for the entire year in 2002. The above-mentioned first-time consolidations also contributed to the advance.

E.ON Energie sold 18 percent more electricity to standard-rate customers and 33 percent more to regional and municipal electric companies. By contrast, the company sold 19 percent less power to industrial and other special-rate customers. These percentage changes deviate substantially from prior-year trends, partially because of reclassifications and changes in the scope of consolidation.

E.ON Energie generated 155.7 billion kWh or 59.5 percent (2001: 141.8 billion kWh or 60.3 percent) of its power procurement needs with electricity produced by its own generation fleet. In 2002, E.ON Energie purchased 106.2 billion kWh from outside sources, a roughly 14 percent increase from the 2001 figure of 93.3 billion kWh. The company thus purchased 40.5 percent of its electricity needs from outside sources in 2002 compared with 39.7 percent a year ago. E.ON Energie's total power procurements advanced by 11 percent to 261.9 billion kWh (2001: 235.1 billion kWh).

In 2002, E.ON Energie's nuclear and hard-coal power stations were responsible for 75.1 percent of its proprietary generation compared with 75.3 percent in the previous year. Nuclear energy's share of generation rose from 45 percent in 2001 to 51.1 percent in 2002 owing to the inclusion of Sydkraft for the entire year and the full consolidation of Grohnde nuclear power station. By contrast, hard coal's share declined from 30.3 percent to 24 percent. Electricity generated from lignite accounted for 6.9 percent compared with 9.6 percent in the previous year; power from hydroelectric stations, for 11.4 percent against 10.2 percent in the prior year. The share of energy produced from other sources rose to 6.6 percent from 4.9 percent a year ago.

E.ON Sales & Trading launched in January 2002. E.ON Sales & Trading, E.ON Energie's electricity wholesaling and trading arm, began operations on January 1, 2002. The creation of one entity that combines power trading and wholesaling to large customers is the logical consequence of the advanced degree of liberalization within the German electricity market. Only by closely integrating electricity trading and wholesaling is it possible to meet customers' demands for sophisticated power products and services. E.ON Sales & Trading focuses on the wholesale business for regional utilities, large municipal utilities, and major national and international industrial customers.

In 2002, the withdrawal of a number of American energy trading companies initially led to a decline in the electricity trading volume. Amid considerable volatility, electricity futures prices trended slightly higher compared with the previous year. Despite this upward trend on wholesale markets, which resulted in price increases at nearly all electric utilities, further price increases are necessary before generation companies can earn their full production costs. So far, retail rate hikes have mostly reflected the pass-through of the costs related to legislative measures such as the Renewable Energy Law, the Cogeneration Protection Law, and the electricity tax. Electricity prices should also reflect the increased costs for load balancing that results from the growing production of electricity from wind turbines.

E.ON Energie traded 761 billion kWh of physical electricity and energy-based financial instruments in 2002. The prior-year figure of 337 billion kWh included 188 billion kWh of physical electricity trading, of which 93 billion kWh was sales and 95 billion kWh purchases. E.ON Energie trades electricity on all of Europe's major power exchanges. The company focuses its operations on Germany, but is also active on power exchanges in the Netherlands, France, Austria, and Scandinavia. Looking ahead Switzerland, Italy, and the Eastern European markets are becoming increasingly important energy trading markets. The main objectives of E.ON Energie's power trading activities are to optimize the value of its generation portfolio and to ensure its electricity procurement. Based on a complete and systematic risk management system, E.ON Energie's focused trading strategy enabled the company to further strengthen its position in European power trading in 2002.

Generation fleet performs reliably. In the 2002 financial year, E.ON Energie's power stations once again operated safely and reliably. Despite some technical difficulties, the company's proprietary fleet of nuclear power stations ranked among the world's leaders in average availability. However, Unterweser nuclear power station experienced an extended unplanned shutdown due to a defective generator. At no time did this technical problem pose a health or safety hazard.

E.ON Energie power procurement in 2002


Other sources 34.9%
59.5% Own generation
Jointly operated power stations 5.6%

E.ON Energie power procurement

Billion kWh (TWh)	2002	2001	+/- %
Proprietary generation	155.7	141.8	+10
Procurement[1]	106.2	93.3	+14
Jointly owned power stations	14.7	17.5	-16
Outside sources	91.5	75.8	+21
Electricity procured	**261.9**	**235.1**	**+11**
Internal use, transmission losses, pumped storage	-11.3	-9.4	-20
Power supplied	**250.6**	**225.7**	**+11**

[1]Excludes power trading.

Sources of proprietary generation

Percentages	2002	2001
Nuclear	51.1	45.0
Hard coal	24.0	30.3
Lignite	6.9	9.6
Hydro	11.4	10.2
Natural gas/oil and other	6.6	4.9

E.ON Energie available generation capacity

MW	Dec. 31, 2002	Dec. 31, 2001
Nuclear	8,890	8,437
Lignite	1,384	2,076
Hard coal	7,310	7,479
Natural gas	3,293	3,066
Oil	1,152	1,152
Hydro	3,108	2,854
Other	150	66
Germany	**25,287**	**25,130**
Nuclear	2,574	2,577
Hard coal	1,120	1,353
Natural gas	1,606	1,524
Oil	1,042	787
Hydro	2,402	2,426
Other	121	35
Outside Germany	**8,865**	**8,702**
Total	**34,152**	**33,832**

Power trading volume in Germany

Billion kWh (TWh)	2002	2001	+/- %
Sales	386.2	173.0	+123
Purchases	374.8	163.8	+129
Total	**761.0**	**336.8**	**+126**

E.ON Energie continues on schedule in implementing the plan it announced in October 2000 to adjust its generation portfolio by shutting down a total of approximately 4,900 MW of capacity. By year end 2002, the company had withdrawn 4,175 MW of generating facilities. This program will be completed by the end of the 2003 financial year.

Plans call for Stade nuclear power station, which is no longer competitive because of its relatively low output capacity, to be withdrawn in the second half of 2003. The preparations for shutdown and dismantling along with the construction of an intermediate storage site for nuclear waste are proceeding on schedule.

Gas business continues to expand. In 2002, E.ON Energie achieved further growth in its natural gas business by acquiring gas utilities and by enlarging its existing shareholdings. The first full-year inclusion of Hein Gas, E.ON Energie's acquisition of a majority interest in regional utilities like EAM, its success in acquiring shareholdings in municipal utilities, and substantially higher gas trading volume at D-Gas (the company's gas trading arm based in the Netherlands) all served to improve its market position in natural gas. Consolidated E.ON Energie companies sold 117 billion kWh of natural gas in 2002, up from 95.8 billion kWh in the previous year. The advance is mainly attributable to the first-time inclusion of the companies mentioned above. Via its shareholdings in gas utilities, E.ON Energie is active in 11 countries in Europe. In 2002, E.ON Energie initiated measures to deliver synergies by enabling group companies to make joint use of its gas infrastructure.

Investments up substantially. E.ON Energie's capital expenditures rose substantially to €6.1 billion from €4 billion in 2001. In the year under review, the company increased its investments in property, plant, and equipment by about 45 percent to €1.6 billion. At €1.3 billion, the greater part of these capital expenditures was invested in the company's electric generation and distribution operations. Capital spending on natural gas distribution and other areas amounted to €0.3 billion.

Investments in financial assets were €4.5 billion in 2002. Of this total, E.ON Energie invested €0.9 billion in associated companies. Expenditures for other financial assets totaled €0.7 billion, of which the major part was the acquisition of additional shares in Thüga. Other major investments included the acquisition of:

- Fortum Energie and its subsidiary, EWW
- additional shares in EAM and EMR
- a stake in ZSE in the Slovak Republic
- additional shares in Hungary's Édász
- a majority ownership interest in Finland's Espoon Sähkö.

Efficient technologies of key importance. Technical processes are fundamental to E.ON Energie's business. E.ON Energie is actively involved in the refinement of technologies for the various stages of energy generation and distribution. These activities are aimed at making current systems even more efficient as well as promoting new and promising technologies.

Germany and Europe's generation fleet is not expected to need substantial replacements until after 2010. Nevertheless, in view of the long lead-time of large-scale capital expenditures, fundamental decisions will need to be made in the next several years regarding the technologies that will be used to produce electricity and heat. As part of this decision-making process, E.ON Energie supports free and open competition between different technologies and energy sources. To be capable of objectively and reliably evaluating the efficient technologies of the future, a company needs to have experience running its own research projects. We believe that it is just as important to pursue innovative technologies that enhance the efficiency of power stations with several hundred megawatts' capacity as it is to explore distributed generation technologies with an output capacity of a few kilowatts (kW).

Through its involvement in the development of pressurized coal-dust firing or in research projects on high temperature superconductors, E.ON Energie is pursuing the goal of boosting the efficiency and further reducing the fuel consumption and CO_2 emissions of its future conventional generation assets. By leveraging its knowledge base in long-term research studies, E.ON Energie also fosters the development of next-generation nuclear reactors equipped with passive security systems. The company's engineers not only contribute to ongoing process innovation by taking part in large-scale R&D projects. A major contribution comes in the form of numerous improvements to E.ON Energie's existing generating facilities. This applies to new monitoring and control systems as well as to newly developed thermal elements that result in considerably more accurate measurements.

Another area of E.ON Energie's R&D is low-output electric generating units. Here, the company focuses on fuel cell technology. In a large-scale field test, E.ON Energie is evaluating the in-home performance and reliability of fuel cells with capacities of up to 5 kW. The project, which was launched in cooperation with a number of E.ON Energie subsidiaries, calls for the testing of fuel cells manufactured by as many as 200 different makers. At demonstration facilities, the company is also testing CHP plants with around 250 kW of capacity.

In addition, E.ON Energie is evaluating the feasibility of operating micropower units like fuel cells, Stirling motors, and micro gas turbines using regenerative fuels such as biogas. Furthermore, E.ON Energie is actively involved in international projects that are aimed at studying the central monitoring and control of distributed generation units. The use of hydrogen as a secondary energy source applies both to its generation by means of electrolysis and to its transformation into electricity. In demonstration projects, E.ON Energie is gathering valuable experience with this storage medium.

In addition to studying and developing innovative ways to generate electricity, E.ON Energie is also actively involved in R&D related to distribution and intelligent energy use. In prototype facilities, the company is testing the possible technical applications of superconducting materials. Applications include, for example, current limiters that limit the voltage of short circuits. Heat pumps are one of the many ways to use electricity more efficiently and reduce residential energy consumption. E.ON Energie runs numerous test programs aimed at innovative power applications for homes and apartments. E.ON Energie's large-scale involvement using innovative technologies to enhance efficiency along the entire energy value chain serves not only to strengthen its market position but also makes an important contribution to protecting the environment.

Outlook. On the back of further operational improvements, we anticipate that E.ON Energie's 2003 internal operating profit will reach at least the 2002 figure, although new accounting standards applicable in 2003 will result in larger-than-average additions to provisions for nuclear waste management.

In 2003, we expect E.ON Energie to further consolidate its position in its target markets outside Germany. Its acquisition and growth strategy will continue to focus on Northern Europe, Central Europe, and the Alpine region.

Powergen

- E.ON completes takeover of Powergen
- Powergen acquires TXU Europe's U.K. retail business
- For 2003 positive earnings contribution after financing costs anticipated

E.ON completes takeover of Powergen. E.ON became the sole owner of Powergen—including LG&E Energy, Powergen's U.S. subsidiary—when it completed its takeover of the U.K.-based utility on July 1, 2002. From this date, Powergen became a fully consolidated division of E.ON.

The diagram at right shows Powergen's major business units in the U.K. and the U.S.

In the U.K., Powergen is one of the leading integrated electricity and gas companies. It is actively involved in electricity generation, distribution, retail, and trading. In addition, Powergen has significant gas retail and trading operations.

Powergen UK produces electricity from its portfolio of coal, gas, oil, wind, and hydro power stations. It also operates and maintains combined heat and power (CHP) plants. In addition, Powergen provides electricity, gas, and fixed line telecommunications products to 9.1 million Residential, Small and Medium Enterprises (SME), and Industrial and Commercial (I&C) customer accounts. The company also owns and operates the electricity distribution network for the East Midlands region of the U.K., where it serves 2.4 million customers.

In the U.S., LG&E Energy's operations are focused on the regulated electric and gas utility sector in Kentucky. The company's two regulated utility businesses, Louisville Gas and Electric and Kentucky Utilities, are vertically integrated and serve retail customers through generation, transmission, distribution, and retail. The two utilities also sell power in excess of their native load demand to wholesale customers outside the regulated service territory (off-system sales). Louisville Gas and Electric also provides natural gas service to approximately 310,000 customers in Louisville and adjacent areas.

In the unregulated business, Western Kentucky Energy operates coal-fired power stations with a capacity of approximately 1,800 megawatts (MW). LG&E Energy also operates power plants in Kentucky and elsewhere in the United States through its subsidiary LG&E Power. CRC-Evans provides equipment and services for gas and oil pipelines. It is intended to sell this company by the end of 2003. In Argentina, LG&E Energy supplies gas to approximately 2 million customers.

Powergen acquires TXU Europe's U.K. retail business. By acquiring the U.K. retail operations of TXU Europe on October 21, 2002, Powergen achieved significant growth in its retail customer base. Powergen acquired 5.5 million electricity and gas customers and three coal-fired power stations and certain gas contracts for €2.1 billion (net of €0.1 billion cash acquired). The deal did not include TXU's U.K. trading operations or power purchase agreements. The acquisition more than doubled Powergen's customer base. Powergen now provides electricity to 6.3 million customer accounts, making it the U.K.'s largest electricity retailer. In natural gas, the company became the second-biggest retailer, serving 2.6 million customer accounts. This enlarged customer base strengthens Powergen's competitive position within the retail sector. Powergen is now well balanced between its generation and mass-market retail operations, reducing the impact of wholesale price movements on the company's future profitability.

In October 2002, Powergen became the sole owner of Powergen Renewables after acquiring the 50 percent stake in the joint venture business previously held by the Abbott Group. Powergen Renewables is one of the U.K.'s leading developers and operators of wind farms. Its operational sites have a total capacity of 134 MW. The acquisition enables Powergen to take advantage of new legislation introduced during 2002 to incentivize investment in renewable sources.

In line with Powergen's strategy to focus on the core U.K. and U.S. energy markets, the company reached agreement to sell its share in power plant joint ventures in India, Australia, and Thailand. The transactions are expected to be completed during 2003.

Powergen Ltd., London

€ in millions	July 1 - Dec. 31, 2002
Sales	4,476
EBITDA	766
EBIT	459
Internal operating profit	329
ROCE (in %)	5.7
Capital employed (annual average)	8,034
Cash provided by operating activities	376
Investments	3,094
Employees at year end	11,591

Powergen Group Structure



Powergen UK
Power generation
Power and gas trading
Power and gas retail
Power distribution
LG&E Energy
Louisville Gas & Electric (LG&E)
Kentucky Utilities
Western Kentucky Energy
LG&E Power
CRC-Evans
Gas distribution in Argentina
Utility business
Non-utility business

Key figures for the second half of 2002

€ in millions	Sales	EBITDA	Internal operating profit	Investments	Employees
Powergen UK	3,162	395	155	2,695	7,034
LG&E Energy	1,314	355	194	399	4,152
Holding/ other activities	-	16	-20	-	405
Total	**4,476**	**766**	**329**	**3,094**	**11,591**

Power sales (U.K.)

Billion kWh	July 1 - Dec. 31, 2002
Residential and SME	13.6
I&C	10.6
Trading	11.1
Power supplied	**35.3**

Power purchases (U.K.)

Billion kWh	July 1 - Dec. 31, 2002
Generation	17.7
Purchases	19.2
Jointly operated power stations	2.3
Outside sources	16.9
Electricity purchased	**36.9**
Internal use, transmission losses, pumped storage	-1.6
Power supplied	**35.3**

Internal operating profit reflects unsatisfactory market developments. Powergen recorded €4.5 billion in sales in the second half of 2002. Of this figure, €3.2 billion of revenues were generated in the U.K. and €1.3 billion in the U.S. Powergen's internal operating profit totaled €329 million for the same period: €155 million from the U.K., €194 million from the U.S. The internal operating profit of the holding company and other activities was slightly negative.

Wholesale electricity prices in the U.K. fell substantially in 2002 and by year end were nearly 25 percent below those of a year earlier, at a level below full production cost. This has principally been caused by overcapacity and fragmentation within the generation market and the impact of the introduction of a new trading system known as the New Electricity Trading Arrangements (NETA). The negative impact on profitability of the generation business was partially compensated by almost unchanged retail tariffs as well as further cost reductions.

LG&E Energy's regulated business in the U.S. benefited from an unusually warm summer. However, electricity prices in the U.S. wholesale market were lower, owing in part to the sluggish U.S. economy. At the same time, coal prices increased because of a series of consolidations among suppliers. While these costs mostly have been passed on to LG&E Energy's regulated retail customers, this could not be achieved for the unregulated operations. In Argentina, the ongoing economic crisis led to a substantial devaluation of the peso and negative economic growth, which reduced earnings accordingly.

In response to the market challenges, Powergen has developed a comprehensive set of operational initiatives. These include shutting down power stations, delivering synergies from the TXU integration in the U.K., and the optimization of internal service functions.

Powergen supplies more power in U.K. on back of TXU acquisition. Including TXU, Powergen sold 35.3 billion kWh of electricity in the U.K. in the second half of 2002. Of this total, 13.6 billion kWh was sold to Residential and SME customers, 10.6 billion kWh to I&C customers, and 11.1 billion kWh through wholesale trading. During the same period, Powergen sold 45.9 billion kWh of gas, 36.3 billion kWh to retail customers and 9.6 billion kWh to trading partners.

Powergen's power purchases totaled 36.9 billion kWh in the last six months of 2002. 17.7 billion kWh or 48 percent of the electricity purchased by the company was generated in its own power stations and 2.3 billion kWh in joint venture owned plants. Powergen purchased 16.9 billion kWh from outside sources.

In the second half of 2002, 58 percent of Powergen's generation output was produced from coal and nearly 42 percent from natural gas. The remaining 0.3 percent was generated from hydro, wind, and oil. Powergen continues to use a mix of different fuel sources allowing a flexible response to changing market conditions.

Powergen's available generation portfolio is 10,183 MW. Of this total, coal-fired power stations represent 6,247 MW and gas-fired facilities 2,230 MW, together with 1,093 MW of oil, hydro, and wind power and 613 MW of CHP plant. In response to overcapacity in the U.K. generation market and the continued low level of electricity wholesale prices, Powergen announced its plan to close two former TXU coal-fired power stations with a combined available generating capacity of 1,422 MW in spring 2003. These plants would otherwise have required substantial capital expenditure. The closures are in addition to Powergen's plans to withdraw the remaining units at Killingholme (gas, 450 MW) and at Grain (oil, 675 MW).

LG&E Energy: positive performance at electricity supply business in U.S. LG&E Energy sold 24.6 billion kWh of electricity in the second half of 2002, 16.5 billion kWh to regulated utility customers and 8.1 billion kWh to other wholesale customers. The exceptionally warm summer in the Midwestern U.S. boosted demand substantially. In August 2002, heavy use of air-conditioning resulted in record electricity sales from LG&E Energy's power plants. In its natural gas operations, LG&E Energy sold 6.5 billion kWh of gas to over 310,000 customers.

At 22.1 billion kWh, LG&E Energy's proprietary and leased generation output covered most of its demand. In the last six months of 2002, 97 percent of the electricity that LG&E Energy produced was generated at the company's coal-fired power stations. Purchases amounted to 3.9 billion kWh.

Including LG&E Power's generating facilities, LG&E Energy's available generation portfolio is 9,199 MW, the majority of which (7,371 MW) consists of coal-fired assets. The remaining capacity includes gas, oil, and hydro plants.

Power sales (U.S.)

Billion kWh	July 1 - Dec. 31, 2002
Residential	5.5
Commercial and industrial	8.1
Other regulated retail	2.9
Other wholesale	8.1
Total	**24.6**

Power purchases (U.S.)

Billion kWh	July 1 - Dec. 31, 2002
Generation	22.1
Own power stations	16.8
Leased power stations	5.3
Purchases	3.9
Electricity purchased	**26.0**
Internal use, transmission losses, pumped storage	-1.4
Power supplied	**24.6**

Investments. Powergen's capital expenditure totaled €3.1 billion in the second half of 2002. The largest single transaction was the acquisition of TXU's U.K. retail business and associated assets. Net of €0.1 billion of cash acquired, the purchase price amounted to €2.1 billion plus €0.4 billion for working capital funding. The remaining capital expenditure primarily comprised additions to property, plant, and equipment totaling €0.2 billion in the U.K. and €0.4 billion in the U.S. Capital expenditures at LG&E Energy were mainly related to emissions reduction to comply with environmental legislation.

Outlook. In the U.K., the further earnings decline from generation is expected to be more than compensated by improved earnings in the retail business. In particular, the successful integration of the recently acquired TXU retail business will contribute to this. In the regulated business of LG&E Energy, we anticipate a stable development of earnings. The unregulated business is still exposed to the weak economic environment in Argentina. From today's point of view, we expect a positive earnings contribution after financing costs for the whole Powergen Group.



Karl Gruber is a [illegible] E.ON Kernkraft in Germany and a district inspector in the volunteer firefighting service.

Degussa AG, Düsseldorf			
€ in millions	2002	2001	+/- %
Sales	**11,765**	16,337	-28
EBITDA	**1,747**	2,001	-13
EBIT	**936**	1,093	-14
Internal operating profit	**655**	733	-11
ROCE (in %)	**8.5**	9.6	-1.1[1]
Capital employed (annual average)	**11,025**	11,381	-3
Cash provided by operating activities	**841**	908	-7
Investments	**1,114**	2,042	-45
Employees at year end	**47,623**	48,927	-3

[1]Difference in percentage points.

Sales by division			
€ in millions	2002	2001	+/- %
Core activities	**10,958**	**10,835**	**+1**
Health & Nutrition	1,179	1,186	-1
Construction Chemicals	1,819	1,741	+4
Fine & Industrial Chemicals	2,347	2,116	+11
Performance Chemicals	1,358	1,407	-3
Coatings & Advanced Fillers	2,126	2,277	-7
Specialty Polymers	1,308	1,264	+3
Other	821	844	-3
Non-core activities	**807**	**5,502**	**-85**
Total	**11,765**	**16,337**	**-28**

Internal operating profit by division			
€ in millions	2002	2001	+/- %
Core activities	**692**	**697**	**-1**
Health & Nutrition	101	131	-23
Construction Chemicals	146	153	-5
Fine & Industrial Chemicals	109	141	-23
Performance Chemicals	135	104	+30
Coatings & Advanced Fillers	266	247	+8
Specialty Polymers	147	146	+1
Other	-212	-225	-
Non-core activities	**-37**	**36**	**-**
Total	**655**	**733**	**-11**

No turnaround for chemicals industry in 2002. The downward trend among some of the German chemicals industry's biggest customers—for example, the construction sector—continued in 2002. After a positive start early in the year, the economies of key regions like North America, Asia, and Europe slackened again as the year went forward.

Sales in core businesses slightly better than prior year. Despite this difficult business environment, Degussa's core divisions generated sales totaling €11 billion, slightly above the prior-year figure. Higher unit sales were offset by negative currency effects and lower sales prices, which reflect keen competition in a difficult economic environment.

Laporte was included for the first time for an entire year, which led to a substantial year-on-year revenue increase at Degussa's Fine & Industrial Chemicals division. Coatings & Advanced Fillers spun off its carbon black operations in North America into a 50:50 joint venture, which led to a decline in sales at this division.

At €807 million, sales at Degussa's non-core businesses fell appreciably owing to the implementation of the company's divestment program. Overall, sales declined year-on-year to €11.8 billion for the same reason.

Internal operating profit below prior year's solid performance. Degussa's internal operating profit declined 11 percent to €655 million owing to the sale of non-core assets. Degussa's core divisions reported an internal operating profit of €692 million, which approximates the prior-year figure. The slight decline in the operating business buoyed by substantially lower interest expenses because of the company's markedly reduced debt in the wake of its many disposals.

Performance by division. At €1.2 billion, sales at Degussa's Health & Nutrition division were largely unchanged from the previous year. Health & Nutrition's internal operating profit fell 23 percent to €101 million. The weak dollar and reduced demand in the U.S. market had a substantial negative impact on both sales and earnings development at Health & Nutrition's Flours &

Fruit Systems and BioActives business units. Moreover, technical difficulties at the Feed Additives business unit interrupted production at a new facility for producing methylmercaptan, a methionine intermediate.

Building activity in many of Construction Chemicals' key markets, particularly in Germany and the U.S., slackened perceptibly. Thanks to its rapid-response restructuring program, Construction Chemicals was able to deliver a solid performance in this difficult business climate. It increased sales 4 percent to €1.8 billion. Internal operating profit fell slightly to €146 million.

At €2.3 billion, Degussa's Fine & Industrial Chemicals division reported 11 percent sales growth. About half of the increase is attributable to the inclusion of Laporte, a U.K.-based specialty chemicals enterprise, whose figures are included in the prior year beginning on April 1. Due to cyclical weakness, the Fine Chemicals and Catalysts & Initiators business units reported lower earnings. C_4 Chemicals, by contrast, increased earnings on higher unit sales. This division's internal operating profit declined 23 percent year-on-year to €109 million owing to interest expenses stemming from acquisitions.

In a weak economic environment Performance Chemicals was able to increase its internal operating profit from €104 million to €135 million. The improvement is principally the result of the restructuring and cost-management program initiated in 2001, particularly in the Superabsorbents business unit. Revenues were down 3 percent year-on-year to €1.4 billion on the back of lower raw materials prices.

Reported revenues at Degussa's Coatings & Advanced Fillers division fell 7 percent to €2.1 billion. The spin-off of this division's carbon black operations in North America into Degussa Engineered Carbons was the reason for the decline. At €266 million, internal operating profit was 8 percent above the very high prior-year figure. The top earnings contributor was Advanced Fillers & Pigments, which initiated a cost-cutting program. The other business units also performed well in a tough market environment and all posted higher earnings than in the previous year.

Sales at Degussa's Specialty Polymers division increased 3 percent year-on-year to €1.3 billion, while internal operating profit of €148 million was slightly higher than the previous year's number. High Performance Polymers was in particular affected by weak demand from the telecommunications industry. The Plexiglas business unit also reported lower unit sales. Demand was higher, by contrast, at the Methacrylates business unit. The Specialty Acrylics business unit had notable success with its oil additives.

Degussa continues rapid implementation of focus on core businesses. In conjunction with the merger that forged Degussa, management initiated a far-reaching plan to divest non-core assets. So far, Degussa has disposed of non-core businesses that had accounted for more than 90 percent of its non-core sales in 2000. The proceeds from the disposals total €3.8 billion.

- In January 2002, Degussa sold its gelatin business to Sobel, a Dutch company.
- In February 2002, Degussa sold its persulfate facility in Rheinfelden, Germany, to Unionchimica Industriale, an Italian enterprise based in Bergamo. The sale of this facility was a condition set by the EU Commission in connection with the acquisition of Laporte.
- In February 2002, Degussa sold its textile additives business to Giovanni Bozzetto, an Italian subsidiary of Germany's Rütgers.
- In June 2002, Degussa sold a 51 percent interest in SKW Piesteritz and transferred management control of the fertilizer manufacturer to a joint venture set up by Ameropa, a Swiss holding company, and Agrofer Holding of the Czech Republic.
- The sale of Viatris and Zentaris completed the divestment of ASTA Medica's operations. In June 2001, AWD.pharma was sold to Pliva and in August 2001, the oncology business was sold to Baxter. In May 2002, Degussa sold Viatris to Advent International Corporation, a Boston-based private equity firm. In December 2002, it sold Zentaris, a biopharmaceutical company, to Æterna Laboratories of Québec, Canada.
- In June, Degussa sold Degussa Bank to Allgemeine Deutsche Direktbank (DiBa).

- In December 2002, Degussa sold its remaining 49 percent interest in Südsalz to SWS Alpensalz. In March 2001, Degussa reduced its Südsalz shareholding from 64 to 49 percent and transferred management control of the company to SWS.
- In late 2002, Degussa and Celanese successfully completed negotiations to form a 50:50 joint venture for propylene-based oxo chemicals in Europe. The joint venture awaits antitrust clearance by the EU Commission.

Research and development. R&D at Degussa is decentralized and primarily conducted by each of the business units, which are responsible for over 90 percent of the company's R&D budget. A localized approach to R&D is intended to ensure that the innovation process is market and customer-driven.

Degussa is currently working on four major projects: polymer products that use the lotus effect to achieve self-cleaning surfaces, environmentally friendly antimicrobial polymers known as SAM polymers, and flexible ceramic membranes that can be used in electrical filtration.

Degussa also centrally manages strategically important research projects in areas like nanotechnology, biotechnology, and catalysts. It brings together the expertise of the business units in "project houses," which study new, high-risk technology platforms for the company as a whole. In the future, R&D efforts will focus on new materials like functional polymers and on process technologies. The latter include flexible, modular facility designs for specialty chemicals, which combine proven and leading-edge technologies that offer process-intensifying potential.

In 2002, Degussa spent a total of €343 million on R&D in its core businesses. This amounts to 3.1 percent of sales, unchanged from the prior year.

Investments. Degussa's investments in property, plant, and equipment of €961 million were roughly on par with the prior-year figure of €1,179 million. Capital expenditures were aimed at further expanding Degussa's leading market positions as the company concentrates on high-growth markets and new products. Overall, 65 percent of fixed-asset investments went to production facilities, 33 percent to general-purpose facilities, and 2 percent to R&D facilities.

Germany was the main target region, attracting 56 percent of Degussa's investments. In addition to capital spending to maintain Degussa's existing production facilities in Germany, there were major capital spending projects in Marl and Trostberg.

Investments in financial assets totaled €153 million in 2002. At €1,921 million, the high prior-year figure primarily reflects the acquisition of Laporte. In 2002, by contrast, Degussa undertook smaller-scale acquisitions to consolidate its portfolio and to strengthen individual business lines.

Outlook. We expect Degussa to report earnings growth in 2003, in particular owing to best@chem, the company's comprehensive performance improvement program. The positive development that we anticipate will not, however, be reflected in our Consolidated Financial Statements. Whereas in 2002 Degussa was fully consolidated in the E.ON Group accounts, in 2003 Degussa's earnings will be accounted for at equity in line with E.ON's 46.5 percent shareholding in the company.

Other Activities: Real Estate

Viterra AG, Essen			
€ in millions	2002	2001	+/- %
Sales	1,226	875	+40
EBITDA	562	371	+51
EBIT	387	257	+51
Internal operating profit	203	156	+30
ROCE (in %)	8.3	9.1	-0.8[1]
Capital employed (annual average)	4,664	2,811	+66
Cash provided by operating activities	56	-20	-
Investments	386	127	+204
Employees at year end	2,683	2,049	+31

[1]Difference in percentage points.

Viterra realigns its business. In 2002, Viterra reached important decisions that will shape its future orientation and performance. The company reviewed its strategy and decided to focus on the core business of residential real estate and on the start-up business of real estate development. Viterra also decided to divest its service operations and phase out the development of one and two-family houses.

Central to the core business is the buying and selling of residential real estate. Viterra's approach encompasses the wholesale purchase of larger housing portfolios suited to sale in individual units; a sales-focused approach to the management of its residential property portfolio; the sale of individual housing units, preferably to tenants and new resident owners; and the sale of blocks of housing units to private investors. With a property portfolio of approximately 165,000 housing units, Viterra is Germany's largest private owner of residential real estate. Viterra's operating companies have a clear regional focus. Viterra Wohnen is responsible for the company's housing stock in the Rhine-Ruhr area, Viterra Rhein-Main for the Rhine-Main region, while Deutschbau oversees Viterra's residential property portfolio in the rest of Germany. Viterra Rhein-Main, which began operations on January 1, 2003, was created by combining the activities of WohnBau Rhein-Main (WBRM) and Frankfurter Siedlungsgesellschaft (FSG).

Offering good growth prospects and the potential for solid investment returns, the start-up business of real estate development is a good supplement to Viterra's core business of residential real estate. Viterra Development, which has been responsible for the real estate development business since January 1, 2003, combines the operations of Viterra Gewerbeimmobilien and those of Viterra Baupartner relating to the development of owner-occupied apartments. This business unit focuses on the development of office and apartment buildings in Germany's major metropolitan areas and in Warsaw and Prague.

In the fall of 2002, Viterra initiated the disposal of Viterra Energy Services. The divestment process is currently at an advanced stage, and Viterra's management is confident that it will reach a successful conclusion. For this reason, Viterra Energy Services is accounted for as a discontinued operation. In addition, Viterra Contracting was sold in early 2003, pending competition authority approval. Viterra divested other services businesses—Viterra Sicherheit + Service and WIS Consult—in 2001. These transactions therefore mark the completion of Viterra's divestment program for its services operations.

Consistent with its strategy review, Viterra decided to end its business of developing one and two-family houses. In the last half of 2002, Viterra began phasing out Viterra Baupartner, the operating company that had been responsible for this business. The decision is the logical consequence of the sluggish market of recent years, which has led to unsatisfactory results accompanied by high capital requirements and high risk.

Sales and internal operating profit significantly higher. The substantial year-on-year increase in Viterra's reported revenues primarily reflects the first-time consolidation of Deutschbau, FSG, and WBRM. Deutschbau and FSG have been fully consolidated Viterra companies since January 1, 2002; WBRM, since October 1, 2001.

The higher volume of housing units sold was the main factor behind the 30 percent increase in Viterra's internal operating profit. Viterra sold a total of some 9,900 housing units in 2002, 45 percent more than in 2001.

At €386 million, Viterra's capital expenditures were substantially higher than the prior-year figure of €127 million. The biggest single investment was the purchase of an 86.3 percent interest in FSG as of January 1, 2002.

Outlook. Viterra's strategy is to continue on its course to become a leading growth-oriented real estate company. In its core business of residential real estate, Viterra plans to further expand the implementation of its trading strategy by purchasing blocks of housing units that can be sold individually and by increasing the volume of housing units sold. The company also aims to achieve a more regionally diverse property portfolio. Viterra plans to expand its real estate development business, subject to market conditions.

Viterra's management believes that the company will again increase internal operating profit in 2003. The portfolio measures initiated as part of the company's strategic refocus are expected to make key contributions to operating earnings. However, Viterra's earnings performance will depend to a great degree on the German government's budget-cutting plans, in particular on the planned reduction to the subsidy for first-time home buyers.



Ricardo Baptiste is a financial planner and controller at E.ON Benelux in the Netherlands and a long distance runner.

Consolidated Financial Statements

- Substantial increase in internal operating profit
- Net income up year-on-year despite non-recurring charges
- Cash flow provided by operating activities sharply higher

Segment information by division

The reportable segments are presented in line with the Company's internal organizational and reporting structure based on products and services. The reportable segments are Energy, Chemicals, and Real Estate. The Company's core energy business consists of two segments, E.ON Energie and Powergen. The Other/Consolidation segment comprises the Company's remaining shareholdings, E.ON AG, and effects from consolidation.

€ in millions	Reported in 2001	Adjustments: Discontinued operations	Adjustments: SFAS 142	Adjusted figures for 2001	2002
E.ON Energie	1,971	-	260	2,231	2,855
Powergen	-	-	-	-	329
Chemicals	541	-34	226	733	655
Oil	432	-432	-	-	-
Real Estate	245	-91	2	156	203
Other/Consolidation[1]	364	-314	-13	37	-152
Internal operating profit	**3,553**	**-871**	**475**	**3,157**	**3,890**
Interest income (net)	-67	69	42	44	-4,594
Foreign E&P taxes	412	-412	-	-	-
Income/(loss) from continuing operations before income taxes and minority interests	**3,898**	**-1,214**	**517**	**3,201**	**-704**
Net income	**2,048**	**-**	**522**	**2,570**	**2,777**

[1]Includes the figures for the Telecommunications and Distribution/Logistics segments, which were reported separately in 2001.

The consistent execution of E.ON's Focus & Growth strategy has brought about changes in the Group's segment structure.

E.ON completed its takeover of Powergen—including LG&E Energy, Powergen's U.S. affiliate—on July 1, 2002. Effective this date, the Powergen Group is a fully consolidated division of E.ON.

The Company's telecommunications activities comprise Connect Austria and Bouygues Telecom, both wireless communications companies. In early 2003, E.ON reached an agreement to dispose of its interest in Bouygues Telecom. Furthermore, E.ON has accounted for Connect Austria at equity since January 1, 2002. For these reasons, the Company considers its telecommunication activities to be of minor significance and reports them under Other/Consolidation.

The Distribution/Logistics segment ceased to exist in September 2002 with the sale of Stinnes. Klöckner & Co, which was also reported in this segment, was sold in October 2001 and is therefore included in the Other/Consolidation segment until the date of its disposal.

E.ON adopted SFAS 144. Under SFAS 144, an operating segment or a substantial component of an entity that has either been disposed of or intended for sale must be reported as a discontinued operation if certain criteria are met. These criteria were met by the following segments and components: VEBA Oel; Stinnes; VAW aluminium; MEMC; Gelatin, SKW Piesteritz, Persulfates, Textile Additives, Degussa Bank, and Zentaris at our Chemicals segment; and Real Estate's Energy Services business unit.

Consolidated sales, earnings, and investment figures for 2002 and 2001 have been adjusted for the affects of discontinued operations.

Furthermore, E.ON adopted SFAS 142 effective January 1, 2002. Under SFAS 142, goodwill and indefinite lived intangible assets are no longer periodically amortized. To enhance comparability, the earnings figures for 2001 were adjusted according to the new accounting standard.

€ in millions	E.ON Energie 2002	E.ON Energie 2001[1]	Powergen 2002	Powergen 2001
External sales	19,481	16,178	4,476	-
Intersegment sales	37	49	-	-
Total sales	**19,518**	**16,227**	**4,476**	-
EBITDA	**4,779**	**4,028**	**766**	-
Depreciation/amortization and writedowns	-1,632	-1,729	-307	-
EBIT	**3,147**	**2,299**	**459**	-
Interest income	-292	-68	-130	-
Internal operating profit	**2,855**	**2,231**	**329**	-
Thereof earnings from companies accounted for at equity	461	529	44	-
				-
Investments	**6,140**	**4,027**	**3,094**	-
Companies accounted for at equity	880	755	-	-
Other financial assets	3,641	2,209	2,546	-
Other fixed assets	1,619	1,063	548	-
Total assets[2]	**59,744**	**54,903**	**22,383**	-

[1]*Adjusted for effects from the application of SFAS 142. See the table on page 87.*
[2]For 2001, E.ON's total assets include the assets of our former Oil, Distribution/Logistics, Telecommunications, and VAW aluminium segments; these assets are shown under Other/Consolidation. In our Chemicals and Real Estate segments, the assets figure for 2001 includes the assets of discontinued operations in 2002.

Internal operating profit is the key figure at E.ON in terms of management control, and serves as an indicator of a business's long-term earnings power. Internal operating profit is an adjusted figure derived from income/(loss) from continuing operations before income taxes and minority interests. The adjustments include book gains and book losses from disposals, restructuring expenses, and other nonoperating earnings of an extraordinary nature.

E.ON also uses EBIT and EBITDA as segment performance indicators. This range of key figures makes it possible to analyze each operating segment's overall business performance according to its operating, investment, and financial drivers.

Because of these adjustments, the segment key figures shown here may differ from the corresponding U.S. GAAP figures reported in the Consolidated Statements of Income.

Below is the reconciliation of internal operating profit to the income/(loss) from continuing operations before income taxes and minority interests shown in the Consolidated Statements of Income.

Income/(loss) from continuing operations before income taxes and minority interests

€ in millions		2002		2001[1]
Internal operating profit		**3,890**		**3,157**
Net book gains	+	1,078	+	929
Restructuring expenses	-	331	-	325
Other nonoperating earnings	-	5,341	-	560
Income/(loss) from continuing operations before income taxes and minority interests	-	**704**		**3,201**

[1]Adjusted for discontinued operations and effects from the application of SFAS 142. See the table on page 87.

Net book gains result primarily from the sale of Schmalbach-Lubeca (€558 million) and the Company's shares in Steag (€173 million). Additional book gains in the amount of approximately €440 million were reported at E.ON Energie, principally from the breakup of Rhenag and the disposition of shares in Sydkraft and Watt, a Swiss energy utility.

Book gains were partially offset by net book losses, primarily on the sale of securities at E.ON Energie (-€182 million) and of the Company's shares in Orange (-€103 million).

Restructuring and cost-management expenses in 2002 were recorded mainly in our Chemicals segment in connection with its best@chem performance improvement program (-€189 million) and for power station closures at Powergen (-€58 million). The expenses related to the phasing out of Viterra's business of developing one and two-family houses reduced earnings by €63 million.

The substantially higher loss recorded under other nonoperating earnings is mainly attributable to an impairment charge of approximately €2.4 billion on the goodwill stemming from the Powergen acquisition.

The weak stock market made it necessary to make additional writedowns. A valuation adjustment in the

	Chemicals		Real Estate		Other/Consolidation		E.ON Group	
	2002	2001[1]	2002	2001[1]	2002	2001[1]	2002	2001[1]
	11,745	16,269	1,216	852	141	3,974	37,059	37,273
	20	68	10	23	-67	-140	-	-
	11,765	**16,337**	**1,226**	**875**	**74**	**3,834**	**37,059**	**37,273**
	1,747	**2,001**	**562**	**371**	**-174**	**249**	**7,680**	**6,649**
	-811	-908	-175	-114	-23	-203	-2,948	-2,954
	936	**1,093**	**387**	**257**	**-197**	**46**	**4,732**	**3,695**
	-281	-360	-184	-101	45	-9	-842	-538
	655	**733**	**203**	**156**	**-152**	**37**	**3,890**	**3,157**
	38	38	2	10	58	302	603	879
	1,114	**2,042**	**386**	**127**	**13,448**	**713**	**24,182**	**6,909**
	6	2	-	-	94	-	980	757
	107	691	276	38	13,385	381	19,955	3,319
	1,001	1,349	110	89	-31	332	3,247	2,833
	15,185	**18,127**	**6,814**	**4,716**	**8,939**	**23,913**	**113,065**	**101,659**

amount of €624 million was made on the Company's HypoVereinsbank shares. This writedown is in addition to the valuation adjustment of roughly €1.2 billion already recognized at June 30, 2002. Market developments necessitated valuation adjustments in the amount of €500 million on other securities held by the Company.

Furthermore, the market valuation of energy derivatives resulted in unrealized expenses in the amount of €188 million. The main cause of the writedown was the sharp increase in electricity prices on the Nordpool power exchange. This reduced the value of energy derivatives used to hedge the prices of future electricity output. However, the Company's margin is locked in and will be realized when the underlying transactions and the corresponding hedges are realized.

Other nonoperating earnings also include expenses of €140 million from Degussa's antitrust proceeding and tax-related interest expenses of €135 million.

For purposes of internal analysis, interest income is adjusted using economic criteria. In particular, the interest portion of additions to provisions for pensions resulting from personnel expenses is allocated to interest income. The interest portions of the allocations of other long-term provisions are treated analogously to the degree that, in accordance with U.S. GAAP, they are reported on different lines of the Consolidated Statements of Income.

In 2002, interest income (net) primarily reflects tax-related interest expenses.

€ in millions		2002		2001[1]
Interest income shown in Consolidated Statements of Income		**-396**		**-74**
Interest income (net)[2]	+	184	-	16
Interest income of long-term provisions	-	630	-	448
Interest income (net) charged against internal operating profit		**-842**		**-538**

[1]Adjusted for discontinued operations.
[2]This figure is calculated by adding in interest expenses and subtracting interest income.

Independent Auditor's Report

We have audited the accompanying Consolidated Balance Sheets of E.ON AG, Düsseldorf, and subsidiaries as of December 31, 2002 and 2001, and the related Consolidated Statements of Income, Statements of Changes in Equity and Cash Flows as well as notes for the years then ended. These Consolidated Financial Statements prepared in accordance with United States Generally Accepted Accounting Principles are the responsibility of Company's Board of Managing Directors. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audit.

We conducted our audit of the Consolidated Financial Statements in accordance with German auditing regulations for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland (IDW) as well as in accordance with United States Generally Accepted Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement. The audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The audit also includes assessing the accounting principles used and significant estimates made by the Board of Managing Directors, as well as evaluating the overall presentation of the Consolidated Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit the Consolidated Financial Statements referred to above present fairly, in all material respect, the net assets and financial position of the group as of December 31, 2002 and 2001, and of its results of operations and its cash flows for the years then ended in conformity with United States Generally Accepted Accounting Principles.

Our audit, which according to German auditing regulations also extends to the group management report prepared by the Board of Managing Directors which has been combined with the management report of E.ON AG as a legal entity for the business year from January 1 to December 31, 2002, has not led to any reservations. In our opinion, on the whole the combined management report provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the Consolidated Financial Statements and the combined management report for the business year from January 1 to December 31, 2002, satisfy the conditions required for the Company's exemption from its duty to prepare Consolidated Financial Statements and the group management report in accordance with German accounting law.

As discussed in Note 12 a) to the Consolidated Financial Statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

Düsseldorf, February 19, 2003

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Brebeck	Wiegand
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

E.ON AG and Subsidiaries Consolidated Statements of Income

€ in millions	Note	2002	2001
Sales	(31)	**37,059**	**37,273**
Electricity tax		-933	-694
Sales, net of electricity tax		36,126	36,579
Cost of goods sold and services provided	(5)	-26,769	-29,351
Gross profit on sales		**9,357**	**7,228**
Selling expenses		-4,925	-3,993
General and administrative expenses		-1,666	-1,827
Other operating income	(6)	4,433	3,458
Other operating expenses	(6)	-4,225	-2,919
Financial earnings	(7)	-1,287	737
Goodwill impairment	(12a)	-2,391	-
Income/(loss) from continuing operations before income taxes and minority interests		**-704**	**2,684**
Income taxes	(8)	645	-69
Minority interests	(9)	-637	-460
Income/(loss) from continuing operations		**-696**	**2,155**
Income/(loss) from discontinued operations, net	(4)	3,282	-81
Cumulative effect of changes in accounting principles, net		191	-26
Net income		**2,777**	**2,048**
Earnings per share in €	(11)		
from continuing operations		-1.06	3.19
from discontinued operations		5.03	-0.12
from cumulative effect of changes in accounting principles, net		0.29	-0.04
from net income		**4.26**	**3.03**
Basic earnings per share in €		**4.26**	**3.03**
Diluted earnings per share in €		**4.26**	**3.03**

E.ON AG and Subsidiaries Consolidated Balance Sheets

€ in millions	Note	December 31, 2002	December 31, 2001
Assets			
Intangible assets	(12a)	19,040	10,458
Property, plant and equipment	(12b)	41,989	34,286
Financial assets	(12c)	16,971	15,297
Fixed assets		**78,000**	**60,041**
Inventories	(13)	3,840	4,997
Financial receivables and other financial assets	(14)	1,847	1,444
Operating receivables and other operating assets	(14)	17,009	17,325
Assets of disposal groups	(4)	508	3,091
Liquid funds	(15)	8,385	12,144
Non-fixed assets		**31,589**	**39,001**
Deferred taxes	(8)	3,042	2,244
Prepaid expenses	(16)	434	373
Total assets (thereof short-term 2002: 27,429; 2001: 36,996)		**113,065**	**101,659**

E.ON AG and Subsidiaries Consolidated Balance Sheets

€ in millions	Note	December 31, 2002	December 31, 2001
Stockholders' equity and liabilities			
Capital stock	(17)	1,799	1,799
Additional paid-in capital	(18)	11,402	11,402
Retained earnings	(19)	13,472	11,795
Accumulated other comprehensive income	(20)	-761	-260
Treasury stock	(21)	-259	-274
Stockholders' equity		**25,653**	**24,462**
Minority interests	(22)	**6,511**	**6,362**
Provisions for pensions	(23)	9,163	8,748
Other provisions	(24)	25,146	24,053
Accrued liabilities		**34,309**	**32,801**
Financial liabilities	(25)	24,850	16,089
Operating liabilities	(25)	14,186	14,024
Liabilities		**39,036**	**30,113**
Liabilities of disposal groups	(4)	339	2,613
Deferred taxes	(8)	6,162	4,492
Deferred income	(16)	1,055	816
Total liabilities *(thereof short-term 2002: 22,838; 2001: 26,207)*		***87,412***	***77,197***
Total stockholders' equity and liabilities		**113,065**	**101,659**

E.ON AG and Subsidiaries Consolidated Statements of Cash Flow

€ in millions	2002	2001
Net income	2,777	2,048
Income applicable to minority interests	637	460
Adjustments to reconcile net income to net cash provided by operating activities		
Income from discontinued operations	-3,282	81
Depreciation, amortization, impairment	6,806	3,511
Changes in provisions	-1,267	454
Changes in deferred taxes	-1,519	-425
Other non-cash income and expenses	278	-637
(Gain)/loss on disposal of		
equity investments	14	-1,229
other financial assets	-662	9
intangible and fixed assets	-367	-291
Changes in non-fixed assets and other operating liabilities		
Inventories	255	121
Trade receivables	-688	-94
Other operating receivables	-852	-340
Trade payables	553	-119
Other operating liabilities	1,007	-897
Cash provided by operating activities	**3,690**	**2,652**
Payments from disposals of		
equity investments	8,358	14,103
other financial assets	1,815	4,841
intangible and fixed assets	779	925
Purchase of		
equity investments	-20,316	-3,298
other financial assets	-619	-778
intangible and fixed assets	-3,247	-2,833
Changes in securities (other than trading) (> 3 months)	1,345	-631
Changes in other liquid funds	1,371	-518
Cash provided by (used for) investing activities	**-10,514**	**11,811**
Payments received/made from changes in capital including minority interests	-26	254
Payments for treasury stock, net	15	-3,539
Payment of cash dividends to		
stockholders of E.ON AG	-1,100	-954
minority stockholders	-423	-253
Payments for financial liabilities	12,432	7,145
Repayments of financial liabilities	-6,453	-14,278
Cash provided by (used for) financing activities	**4,445**	**-11,625**
Net increase (decrease) in cash and cash equivalents maturing (< 3 months)	**-2,379**	**2,838**
Effect of foreign exchange rates on cash and cash equivalents (< 3 months)	-233	66
Liquid funds at the beginning of the period (< 3 months)	4,239	1,617
Liquid funds from discontinued operations at the beginning of the period (< 3 months)	-285	-567
Liquid funds from continuing operations at end of the period (< 3 months)	**1,342**	**3,954**
Securities available for sale from continuing operations at the end of the period (> 3 months)	7,043	7,799
Securities available for sale from discontinued operations at the end of the period (> 3 months)	-	106
Liquid funds from discontinued operations at the end of the period (< 3 months)	-	285
Liquid funds as shown on the balance sheet	**8,385**	**12,144**

Consolidated Statements of Changes in Stockholders' Equity

€ in millions	Capital stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income: Currency translation adjustments	Available-for-sale securities	Minimum pension liability	Cash flow hedges	Treasury stock	Total
January 1, 2001	**1,985**	**11,402**	**14,705**	**451**	**490**	**-75**		**-925**	**28,033**
Shares reacquired/sold								-3,539	-3,539
Redeemed shares	-186		-4,004					4,190	-
Dividends paid			-954						-954
Net income			2,048						2,048
Other comprehensive income				-75	-755	-245	-51		-1,126
Total comprehensive income									**922**
December 31, 2001	**1,799**	**11,402**	**11,795**	**376**	**-265**	**-320**	**-51**	**-274**	**24,462**
Shares reacquired/sold								15	15
Dividends paid			-1,100						-1,100
Net income			2,777						2,777
Other comprehensive income				-618	262	-81	-64		-501
Total comprehensive income									**2,276**
December 31, 2002	**1,799**	**11,402**	**13,472**	**-242**	**-3**	**-401**	**-115**	**-259**	**25,653**

Notes to the Consolidated Financial Statements

(1) Basis of Presentation

The Consolidated Financial Statements of E.ON AG ("E.ON" or the "Company"), Düsseldorf, have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").

E.ON makes use of the relief outlined in § 292a of the German Commercial Code ("HGB"), which exempts companies from preparing consolidated financial statements in accordance with generally accepted accounting principles in Germany ("German GAAP"), if the consolidated financial statements are prepared in accordance with internationally accepted accounting principles and comply with the Fourth and Seventh Accounting Directive of the European Community. For the interpretation of these directives, the Company relied on German Accounting Standards ("DRS") No. 1 and DRS No. 1a, "Exempting Consolidated Financial Statements in accordance with § 292a of the German Commercial Code."

A description of the significant differences between German GAAP and U.S. GAAP has been provided in Note 2 b).

(2) Summary of Significant Accounting Policies and Significant Differences between U.S. GAAP and German GAAP

(a) Summary of Significant Accounting Policies

Principles of Consolidation. The Consolidated Financial Statements include the accounts of E.ON AG and its subsidiaries. The subsidiaries, associated companies and other related companies have been included in the Consolidated Financial Statements in accordance with the following criteria:

All material majority-owned subsidiaries in which E.ON directly or indirectly exercises control through a majority of the stockholders' voting rights ("affiliated companies") are fully consolidated.

- Majority-owned companies in which E.ON does not exercise management control due to restrictions in the control of assets and management ("unconsolidated affiliates") are generally accounted for under the equity method.
  Companies in which E.ON holds between 20 and 50 percent of the shares and has the ability to exercise significant influence in the investees' operations ("associated companies") are also accounted for under the equity method.
- "Other share investments" represent those in which E.ON holds less than 20 percent ownership and are accounted for under the cost method.

A list of all E.ON stockholdings and other interests will be filed with the Commercial Register of the Düsseldorf District Court, HRB 22315.

Intercompany results, expenses and income, as well as receivables and liabilities between the consolidated companies and equity investments, are eliminated.

Business Combinations. Effective July 1, 2001, E.ON adopted Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" ("SFAS 141"). In accordance with SFAS 141, all business combinations are accounted for under the purchase method of accounting, whereby all assets acquired and liabilities assumed are recorded at their fair value. After adjustments to the fair values of assets acquired and liabilities assumed are made, any resulting positive differences are capitalized in the balance sheet as goodwill. Situations in which the fair value of net assets acquired is greater than the purchase price paid result in an excess that is allocated as a pro rata reduction of the balance sheet amounts that would otherwise be assigned to certain of the acquired assets. Should any such excess remain after reducing the amounts that otherwise would have been assigned to those assets, the remaining excess is recognized as an extraordinary gain. Goodwill arising in companies for which the equity method is applied is calculated on the same principles that are applicable to fully consolidated companies.

Foreign Currency Transactions. The Company's transactions denominated in currencies other than the euro are translated at the current exchange rate at the time of the transaction and adjusted to the current exchange rate at each balance-sheet date; any gains and losses resulting from fluctuations in the relevant currencies are included in other operating income and other operating expenses, respectively.

The assets and liabilities of the Company's foreign subsidiaries with a functional currency other than the euro are translated using year-end exchange rates, while the statements of income are translated using annual-average exchange rates. Significant transactions of foreign subsidiaries occurring within the fiscal year are included in the financial statements using the exchange rate at the date of the transaction. Differences arising from the translation of assets and liabilities, as well as gains or losses in comparison with the translation of prior years, are included as a separate component of stockholders' equity and accordingly have no effect on net income.

The following major currencies of countries outside the European Monetary Union[1] have experienced the exchange-rate fluctuations shown below for the periods indicated:

Currencies

	ISO-Code	€1, rate as of December 31, 2002	€1, rate as of December 31, 2001	€1, annual average rate 2002	€1, annual average rate 2001
Swiss franc	CHF	1.45	1.48	1.47	1.51
British pound	GBP	0.65	0.61	0.63	0.62
Japanese yen	JPY	124.27	115.33	118.04	108.68
Swedish krona	SEK	9.16	9.30	9.16	9.26
US dollar	USD	1.04	0.88	0.95	0.90

Revenue Recognition. The Company generally recognizes revenue upon delivery of products to customers or upon fulfillment of services. Delivery has occurred when the risks and rewards associated with ownership have been transferred to the buyer. Following is a description of E.ON's major revenue recognition policies by segment.

E.ON Energie and Powergen. Sales in the segments E.ON Energie AG ("E.ON Energie"), Munich, Germany, and Powergen Limited ("Powergen"), London, U.K., consist mainly of revenue from the sales of electricity and gas to industrial and commercial customers; sales of electricity, gas and telephony services to domestic customers; revenue from the distribution of electricity, the supply of water, and deliveries of steam and heat as well as sales of electricity in the U.K. under the New Electricity Trading Arrangements ("NETA").

Income from the sale of electricity and gas to industrial, commercial and domestic customers is recognized when earned and reflects the value of units supplied, including an estimated value of units supplied to customers between the date of their last meter reading and year end.

In 2002, the Emerging Issues Task Force ("EITF") reached the consensus that all gains and losses on energy trading contracts should be shown net in the statement of income ("EITF 02-03").

Chemicals. Sales are recognized, net of discounts, bonuses and rebates at the time of transfer of risk or when the services are rendered. For products, this is normally when the goods are dispatched to the customer.

Real Estate. Sales are recognized, net of discounts, sales incentives, customer bonuses and rebates granted, when title passes, the remuneration is contractually fixed or determinable and satisfaction of the connected claims is probable.

Accounting for Sales of Stock of a Subsidiary. The accounting method adopted by the Company for the issuance of a subsidiary's stock to third parties is through recognition of gains or losses in other operating income or other operating expenses, respectively, in accordance with SEC Staff Accounting Bulletin ("SAB") No. 51, "Accounting for Sales of Stock of a Subsidiary" ("SAB 51").

Electricity Tax. The electricity tax is levied on electricity delivered to end customers by domestic utilities in Germany and Sweden and consists of a fixed tax rate per kilowatt-hour ("kWh"). This rate varies between different classes of customers.

Advertising Costs. Advertising costs are expensed as incurred and totaled €226 million (2001: €273 million).

Research and Development Costs. Research and development costs are expensed as incurred.

Earnings Per Share. Earnings per share ("EPS") are computed in accordance with SFAS No. 128, "Earnings per Share" ("SFAS 128"). Basic EPS is computed by dividing consolidated net income by the weighted average number of ordinary shares outstanding during the relevant period. The computation of diluted EPS is identical to basic EPS as the Company does not have any potentially dilutive equity securities.

[1]The Countries within the European Monetary Union are Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxemburg, the Netherlands, Portugal and Spain.

Goodwill and Intangible Assets.

Goodwill. Effective for fiscal years beginning after December 15, 2001, SFAS No. 142, "Goodwill and other Intangible Assets" ("SFAS 142"), requires that goodwill no longer be periodically amortized, but rather be tested for impairment at the reporting unit level on an annual basis. Goodwill must be evaluated for impairment between these annual tests if events or changes in circumstances indicate that goodwill might be impaired. The company identified its reporting units as the operating units one level below its reportable segments.

The testing of goodwill for impairment involves two steps:

- The first step is to compare each reporting unit's fair value with its carrying amount including goodwill. If a reporting unit's carrying amount exceeds its fair value, this indicates that its goodwill may be impaired and the second step is required.
- The second step is to compare the implied fair value of the reporting unit's goodwill with the carrying amount of its goodwill. The implied fair value is computed by allocating the reporting unit's fair value to all of its assets and liabilities in a manner that is similar to a purchase price allocation in a business combination in accordance with SFAS 141. The remainder after this allocation is the implied fair value of the reporting unit's goodwill. If the fair value of goodwill is less than its carrying value, the difference is recorded as an impairment.

When the Company adopted SFAS 142, it performed a transitional impairment test that resulted in no impairment and recognized existing negative goodwill in income. This reflects a change in accounting principle and is therefore recognized separately in the income statement.

Intangible Assets Not Subject to Amortization. SFAS 142 also requires that intangible assets other than goodwill be amortized over their useful lives unless their lives are considered to be indefinite. Any intangible asset that is not subject to amortization must be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the asset with its carrying value. Should the carrying value exceed the fair value, an impairment loss equal to the difference is recognized in other operating expenses.

Intangible Assets Subject to Amortization. Intangible assets subject to amortization are classified into marketing-related, customer-related, contract-based, and technology-based, all of which are valued at cost and amortized using the straight-line method over their expected useful lives, generally for a period between 7 and 20 years.

Intangible assets subject to amortization are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Please see Note 12 a) for additional information about goodwill and intangible assets.

Property, Plant and Equipment. Property, plant and equipment are valued at historical or production costs and depreciated over their expected useful lives, as summarized in the following table.

Useful Lives of Property, Plant and Equipment

Buildings	10 to 50 years
Chemical plants	5 to 25 years
Power plants	
Conventional components	
Powergen	up to 60 years
Other	10 to 15 years
Nuclear components	up to 25 years
Hydro power stations and other facilities used to generate renewable energy	10 to 50 years
Equipment, fixtures, furniture and office equipment	3 to 25 years
Technical equipment for distribution and transmission	
Powergen	15 to 65 years
Other	15 to 35 years

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment is recognized in accordance with SFAS 144 when a long-lived asset's carrying amount exceeds its fair value. The carrying value of such an impaired asset is written down to its fair value. The remaining useful life of the asset, if appropriate, is correspondingly revised.

Interest has been capitalized on debt apportioned to the construction period of qualifying assets as a part of their cost of acquisition or construction. The additional acquisition cost is depreciated over the expected useful life of the related asset, commencing on the completion or commissioning date.

Repair and maintenance costs are expensed as incurred.

Leasing. Leasing transactions are classified according to the lease agreement which specify the benefits and risks associated with the leased property. E.ON concludes some agreements in which it is the lessor and other agreements in which it is the lessee.

Leasing transactions in which E.ON is the lessee are defined as capital leases or operating leases. In a capital lease, E.ON receives the economic benefit of the leased property and recognizes the asset and associated liability on its balance sheet. All other transactions in which E.ON is the lessee are classified as operating leases. E.ON records the payments it makes under operating leases as an expense.

Leasing transactions in which E.ON is the lessor and the lessee enjoys the benefits and bears the risks of the leased property are classified as sale-type leases or direct financing leases. In these two types of leases, E.ON records the present value of the minimum lease payments as a receivable. The lessee's lease payments to E.ON are allocated between a reduction of the lease obligation and interest income. All other transactions in which E.ON is the lessor are categorized as operating leases. E.ON records the leased property as an asset and shows the scheduled lease payments as income.

Financial Assets. Shares in associated companies are accounted for in accordance with the equity method. E.ON's accounting policies are also generally applied to its associated companies. Certain other share investments and investments in debt securities are accounted for in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). SFAS 115 requires that a security be accounted for according to its classification as either trading, available-for-sale or held-to-maturity. Debt securities which the Company does not have the positive intent and ability to hold to maturity and all marketable securities are classified as securities available-for-sale. The Company does not hold any securities classified as trading or held-to-maturity. Securities classified as available-for-sale are carried at fair value, with unrealized gains and losses net of related deferred taxes reported as a separate component of stockholders' equity until realized. Realized gains and losses are recorded based on the specific identification method. Unrealized losses on all marketable securities and investments that are other than temporary are recognized in financial earnings within "Write-downs of financial assets and long-term loans." The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. Realized gains (losses) on such securities are included in other operating income (expenses). Other share investments that are non-marketable are accounted for at cost.

Inventories. The Company values inventories at the lower of acquisition or production costs or market values. Raw materials, products and goods purchased for resale are valued at LIFO, average cost or other allowed methods. In addition to production materials and wages, production costs include proportionate material and production overhead based on standard capacity. Interest on borrowings is capitalized if the production activities are performed over an extended period ("qualifying assets"). The costs of general administration, voluntary social benefits and pensions are not capitalized. Inventory risks resulting from excess and obsolescence are provided for by appropriate valuation allowances.

Receivables and Other Assets. Receivables and other assets are recorded at their nominal values. Valuation allowances are provided for identified individual risks for these items, as well as for long-term loans. If the loss of a certain part of the receivables is probable, valuation allowances are provided to cover the expected loss.

Discontinued Operations and Assets Held for Sale. Effective January 1, 2002, E.ON adopted SFAS 144. SFAS 144 requires that not only a reportable segment of a business, but also a substantial component of an entity that either has been disposed of or is classified as held for sale must be reported as discontinued operations if certain criteria are met. Gains or losses from the disposal and the operations of components classified as discontinued operations are included in "Income (loss) from discontinued operations." For discontinued operations recorded in 2002, E.ON did not reclass the prior-year balance sheet accounts attributable to these discontinued operations as this is not required by SFAS 144.

If assets are identified as held for sale, depreciation is discontinued, and the Company determines the fair value of such assets. If the fair value of such assets, less selling costs, is less than the net book value of the assets, a loss is recognized immediately. Fair value is determined based on the assets' discounted cash flows. The underlying interest rate that management deems reasonable is contingent on the type of property and prevailing market conditions. Appraisals and, if appropriate, current estimated net sales proceeds from pending offers are also considered.

Liquid Funds. Liquid funds include certain securities available-for-sale, checks, cash on hand and bank balances. E.ON considers liquid funds with an original maturity of three months or less to be cash equivalents.

Stock-based Compensation. The stock-based compensation plans are accounted for on the basis of their intrinsic values as per SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as allowed in connection with FASB Interpretation ("FIN") No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans" ("FIN 28"). The corresponding expense is recognized in the income statement.

U.S. Regulatory Assets and Liabilities. SFAS No. 71, "Accounting for the effects of Certain Types of Regulation" ("SFAS 71"), sets out the appropriate accounting treatment for U.S. utilities whose regulators have the power to approve or regulate charges to customers.

Under SFAS 71, as long as the utility is substantially assured of recovering its allowable costs from, or is obligated to refund amounts to, customers through the regulatory process, any costs not yet recovered, or revenues not yet refunded, may be deferred and reported as regulatory assets/liabilities.

Pensions. The valuation of pension liabilities is based upon actuarial computations using the projected unit credit method in accordance with SFAS No. 87, "Employers' Accounting for Pensions" ("SFAS 87"), and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106").

Other Provisions and Liabilities. Other provisions and liabilities are recorded when an obligation to a third party has been incurred, the payment is probable and the amount can be reasonably estimated.

Deferred Taxes. Under SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"), deferred taxes are recognized for all temporary differences between the applicable tax balance sheets and the consolidated balance sheet. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. SFAS 109 also requires the recognition of the future tax benefits of net operating loss carryforwards. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefit will not be realized.

Deferred tax assets and liabilities are measured using the enacted tax rates expected to be applicable for taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income for the period that includes the enactment date. The deferred taxes for German companies are generally calculated based on a tax rate of 39 percent (2001: 39 percent) on the basis of a federal statutory rate of 25 percent for corporate income tax, a solidarity surcharge of 5.5 percent on corporate tax, and the average trade tax rate applicable for E.ON. The German corporate income tax rate will increase to 26.5 percent for 2003 only. For this reason, temporary differences that are reversed in 2003 have been calculated using a cumulative tax rate of 40 percent. Foreign subsidiaries use applicable national tax rates.

Note 8 shows the major temporary differences and their net effect on the Consolidated Financial Statements.

Derivative Instruments and Hedging Activities. SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133—an amendment of FASB Statement No. 133" ("SFAS 137"), and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment of FASB Statement No. 133" ("SFAS 138"), and as interpreted by the Derivatives Implementation Group ("DIG"), was adopted by the Company as of January 1, 2001. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The cumulative effect of adopting SFAS 133 at January 1, 2001, representing the initial revaluation of derivatives and other items, was an after-tax charge of €26 million.

Instruments commonly used are foreign currency forwards, interest rate swaps and cross currency swaps, as well as electricity, gas, coal and oil-related forwards and options, both physically and financially settled.

SFAS 133 requires that all derivatives be recognized as either assets or liabilities in the consolidated balance sheet and measured at fair value. Depending on the documented designation of a derivative instrument, any change in fair value is recognized either in income or stockholders' equity (as a component of accumulated other comprehensive income, "OCI").

SFAS 133 prescribes requirements for designation and documentation of hedging relationships and ongoing retrospective and prospective assessments of effectiveness in order to qualify for hedge accounting. The Company does not exclude any component of derivative gains and losses from the assessment of hedge effectiveness. Hedge accounting is considered to be appropriate if the assessment of hedge effectiveness indicates that the change in fair value of the designated hedging instrument is 80 to 125 percent effective at offsetting the change in fair value due to the hedged risk of the hedged item or transaction. If possible, the shortcut method in assessing effectiveness of interest rate hedges is applied.

For qualifying fair value hedges, the change in the fair value of the derivative and the change in the fair value of the hedged item that is due to the hedged risk(s) is recorded in income. If a derivative instrument qualifies as a cash flow hedge, the effective portion of the hedging instrument's gain or loss is reported in stockholders' equity (as a component of accumulated other comprehensive income) and is reclassified into earnings in the period(s) during which the transaction being hedged affects earnings. The ineffective portion of a hedging derivative's fair value change is recorded in current earnings. For derivative instruments designated as a hedge of the foreign currency risk in a net investment in a foreign operation, derivative as well as non-derivative financial instruments are used. Gains or losses due to fluctuations in market rates are recorded in the cumulative translation adjustment within stockholders' equity (as a currency translation adjustment in accumulated other comprehensive income).

Fair values of derivative instruments are classified as operating assets or liabilities. Fair value changes of derivative instruments affecting income are classified as other operating income or expenses. Realized gains and losses of derivative instruments relating to sales of the Company's products are principally recognized in sales or cost of goods sold.

In the normal course of operations, certain entities are involved in energy trading and risk management activities. In accordance with Emerging Issues Task Force No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities" ("EITF 98-10"), all contracts entered into for trading purposes by an entity involved in such activities (energy trading contracts) are measured at fair value and recorded in the consolidated balance sheet, with gains and losses included in current income. At its meeting on October 25, 2002, the EITF reached a conclusion to rescind EITF 98-10. The full rescission of this guidance will be effective for fiscal periods beginning after December 15, 2002. However, all new energy trading contracts entered into subsequent to October 25, 2002, that do not also meet the definition of a derivative pursuant to SFAS 133 are no longer to be measured at fair value. The EITF also reached a consensus that all gains and losses on energy trading contracts should be shown net in the statement of income (please see page 96, Revenue Recognition).

The Company does not expect the rescindment of EITF 98-10 to have a material impact on its operating results or financial position because most of the energy trading contracts it has entered into prior to October 25, 2002, fall within the scope of SFAS 133. Please see Note 29 for additional information regarding the Company's use of derivative instruments.

Consolidated Statement of Cash Flows. The Consolidated Statement of Cash Flows is classified by operating, investing and financing activities pursuant to SFAS No. 95, "Statement of Cash Flows" ("SFAS 95"). The separate line item, "Other non-cash income and expenses," mainly comprises undistributed income from companies valued at equity. Effects of changes in the scope of consolidation are shown in investing activities and have been eliminated from the items in the three classification areas. This also applies to valuation changes due to exchange rate fluctuations, whose impact on cash and cash equivalents is separately disclosed.

Segment Information. The Company's segment reporting is prepared in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). The management approach required by SFAS 131 designates that the internal reporting organization that is used by management for making operating decisions and assessing performance should be used as the source for presenting the Company's reportable segments.

Use of Estimates. The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

New Accounting Pronouncements. In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which is effective for fiscal years beginning after June 15, 2002. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. When the liability is recorded, the Company must capitalize the costs of the liability by increasing the carrying amount of the long-lived asset. Over the estimated life of the asset, the liability is accreted to its present value and the related capitalized charge is depreciated over the useful life of the asset. Upon the initial application of SFAS 143 beginning January 1, 2003, the Company expects an increase in provisions as well as in property, plant and equipment and a net transition expense.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), which rescinds EITF Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect the adoption of SFAS 146 to have a material impact on its operating results or financial position.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123" ("SFAS 148"). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. SFAS 148 is effective for fiscal years ending after December 15, 2002. The Company does not expect the adoption of SFAS 148 to have a material impact on its operating results or financial position.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). This interpretation expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee. The disclosure requirements of FIN 45 are effective for the Company as of December 31, 2002, and require disclosure of the nature of the guarantee, the maximum potential amount of future payments that the guarantor could be required to make under the guarantee, and the current amount of the liability, if any, for the guarantor's obligations under the guarantee. The recognition requirements of FIN 45 are to be applied prospectively to guarantees issued or modified after December 31, 2002. Significant guarantees that have been entered into by the Company are disclosed in Note 26. Due to the new recognition and measurement requirements of FIN 45, the application of these rules from January 1, 2003, could have a material effect on the Company's operating results.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). The objective of this interpretation is to provide guidance on how to identify a variable interest entity ("VIE") and to determine when a VIE's assets, liabilities, noncontrolling interests, and results of operations of a VIE need to be included in a company's consolidated financial statements. The Company is currently assessing the impact, if any, FIN 46 will have on its operating results or financial position.

b) Significant Differences between U.S. GAAP and German GAAP

Business Combinations. Under U.S. GAAP, the measurement date for the consolidation of an acquired entity is the date of the registration in the Commercial Register. Assets acquired and liabilities assumed are accounted for at their fair values under the purchase method. German GAAP requires that mergers and acquisitions be accounted for as of the date agreed upon in the merger contract.

Under U.S. GAAP, goodwill acquired in a business combination is no longer amortized over its useful life, but rather tested for impairment on an annual basis. Under German GAAP, goodwill is capitalized and periodically amortized or offset against retained earnings.

Capitalization of Interest. U.S. GAAP requires the capitalization of interest as a part of the historical cost of acquiring assets that are constructed or otherwise produced for an enterprise's own use. German GAAP permits, but does not require, such capitalization. Under U.S. GAAP, interest is capitalized on debt apportionable to the construction period of qualifying assets as a part of their cost of acquisition. The additional acquisition or construction cost is depreciated over the related asset's expected useful life.

Securities and Other Investments. Under U.S. GAAP, marketable securities and other share investments are classified into one of three categories: held-to-maturity securities, available-for-sale securities or trading securities. The Company's securities and other investments are considered to be available-for-sale and thus must be valued at market value at the balance-sheet date. Under U.S. GAAP, unrealized holding gains and losses are excluded from income and reported as an adjustment to net equity. Under German GAAP, securities and other investments are valued at acquisition costs at the balance-sheet date.

Equity Valuation/Negative Goodwill. The income of companies accounted for using the equity method has been determined using valuation principles prescribed by U.S. GAAP. To the extent that certain equity investees do not prepare consolidated U.S. GAAP financial statements, an estimate is made of the reconciling items based on information provided by the investee.

In addition to the above, under U.S. GAAP, any remaining negative goodwill is realized as income. Negative goodwill from consolidation must be released under German GAAP when expenses or losses expected at the time the stockholding is acquired are incurred, or if it becomes apparent that the negative goodwill corresponds to a realized profit on the balance-sheet date.

Provisions for Pensions and Similar Liabilities. Due to changes of the calculation bases, the unfunded accumulated benefit obligation exceeds the accrued pension provision without further considering the increase in salaries in some group companies. In such cases, under U.S. GAAP, provisions for pensions are increased by an additional minimum liability that does not affect income as long as it does not exceed the unrecognized prior service cost. Additional minimum liability in excess of the unrecognized prior service cost is charged directly against stockholders' equity. Under U.S. GAAP, the additional minimum liability has no impact on net income. Pursuant to German GAAP, this additional minimum liability is expensed in the statement of income.

Under German GAAP, accruals are established for the estimated number of employees nearing retirement that is expected to elect a government-subsidized early retirement program. Under U.S. GAAP, such accruals are established only if the employee consents by entering into a binding contractual agreement over the remaining length of employment.

Deferred Taxes. Under U.S. GAAP, deferred taxes are provided for all temporary differences between the tax and consolidated-balance sheet (temporary concept). The temporary concept also applies to quasi-permanent differences. Under U.S. GAAP, deferred taxes also are calculated for tax loss carryforwards. Deferred taxes are calculated based on enacted tax rates. A valuation allowance is established when it is more likely than not that the deferred tax assets will not be realized.

Under German GAAP, deferred taxes are calculated based on the timing concept for all timing differences between valuation amounts in the tax and consolidated balance sheet except for timing differences that are released over a very long period of time or only during the course of a company's divestment or liquidation.

Minority Interests. Under German GAAP, minority interests in subsidiaries are shown as part of stockholders' equity and net income.

Other. Other differences in accounting principles include unrealized gains from foreign currency translation, outstanding financial derivatives, the capitalization of lease contracts, stock appreciation rights and the accounting for costs related to initial public offerings and mergers.

(3) Scope of Consolidation

Changes to the scope of consolidation in 2002 are listed below:

Scope of Consolidation	Domestic	Foreign	Total
Consolidated companies as of December 31, 2001	403	850	1,253
Additions	89	324	413
Disposals	219	423	642
Consolidated companies as of December 31, 2002	**273**	**751**	**1,024**

In 2002, a total of 132 domestic and 90 foreign associated and non-consolidated companies were valued at equity (2001: 187 and 85, respectively). See Note 4 for additional information on significant acquisitions, disposals and discontinued operations.

(4) Acquisitions, Disposals and Discontinued Operations

The presentation of E.ON's acquisitions and disposals in this Note reflects the Company's adoption of SFAS 141 and 144 in 2002. Pursuant to SFAS 141, acquisitions are classified as "significant" and "other" acquisitions.

All energy-related acquisitions are consistent with the Company's strategy of focusing on and expanding its electricity and gas activities.

Acquisitions in 2002:

Significant Acquisitions in 2002

E.ON AG

Powergen Limited. In July 2002, E.ON acquired 100 percent of the issued share capital of Powergen, an integrated international utility business, for total cash consideration of €7.8 billion. The acquisition was made following a conditional offer with a fixed price to Powergen shareholders in April 2001. In addition, the Company assumed €7.4 billion of debt. Goodwill in the amount of €8.9 billion resulted from the purchase price allocation. Powergen was fully consolidated as of July 1, 2002. An impairment charge of €2.4 billion of the recorded goodwill was recorded in the third quarter of 2002. For further information regarding this charge, please see Note 12 a).

Powergen

TXU Europe Group plc. In October 2002, Powergen acquired the U.K.-based retail business operations of TXU Europe Group plc ("TXU Europe"), Ipswich, U.K., for total consideration of €2.2 billion. Powergen also agreed to fund working capital requirements associated with these operations in the amount of €0.4 billion. In addition to the retail business, Powergen acquired three coal-fired power plants and certain long-term gas supply contracts. Goodwill in the amount of €2.3 billion resulted from the purchase price allocation. The operations acquired from TXU Europe were fully consolidated as of October 21, 2002.

The following table provides details of a condensed balance sheet disclosing the amount assigned to each major asset and liability caption of each of the acquired entities at their respective acquisition dates.

Major Balance Sheet Items of Powergen/TXU (Summary)

€ in millions	July 1, 2002 Powergen without TXU	Oct. 21, 2002 TXU
Intangible assets	523	714
Goodwill	8,916	2,343
Property, plant and equipment	8,164	28
Financial assets	779	-
Non-fixed assets	1,960	558
Total assets	**20,342**	**3,643**
Accrued liabilities	9,321	679
Liabilities	3,056	381
Other liabilities	136	-
Total liabilities	**12,513**	**1,060**

The following pro forma consolidated results of operations of the Company are presented as if the acquisitions of Powergen, TXU Europe and the significant 2001 acquisitions had taken place at the beginning of the periods presented. Adjustments to the Company's historical information have been made for the acquirees' results of operations prior to the respective dates of acquisition. In addition, adjustments were made for depreciation, amortization and related tax effects resulting from the purchase price allocation. The pro forma figures also include adjustments to include interest costs determined on the basis of E.ON's average interest rate for external debt also considering the respective financing structures. In addition to the consolidated group amounts stated in Note 12 a), the pro forma amounts for 2001 include goodwill amortization of €278 million.

E.ON Pro Forma Data

€ in millions	2002	2001
Net sales	43,416	53,309
Income before changes in accounting principle	3,085	2,643
Net income	3,276	2,590
Earnings per share (in €)	5.02	3.84

This pro forma information is not necessarily indicative of what the actual combined results of operations might have been had the acquisitions occurred at the beginning of the periods presented.

Other Acquisitions in 2002

E.ON Energie

E.ON Energie purchased in 2002 primarily the following companies for a total of €3,449 million with a total amount of goodwill of €1,425 million, of which €1,003 million is preliminary due to ongoing purchase price allocations which are expected to be completed in 2003.

Espoon Sähkö Oyj. In January and April 2002, E.ON Energie acquired a majority interest in Espoon Sähkö Oyj ("Espoon"), Espoo, Finland, in two steps. At December 31, 2002, E.ON Energie held a 65.6 percent interest in Espoon. Espoon was fully consolidated as of April 1, 2002.

Energie-Aktiengesellschaft Mitteldeutschland. In May 2002, E.ON Energie increased its 46.0 percent interest in Energie-Aktiengesellschaft Mitteldeutschland ("EAM"), Kassel, Germany, to a majority interest. As of December 31, 2002, E.ON Energie held 73.3 percent of EAM. EAM was fully consolidated as of June 1, 2002.

E.ON Wesertal Beteiligungsgesellschaft mbH. In June 2002, E.ON Energie purchased a 100 percent interest in E.ON Wesertal Beteiligungsgesellschaft mbH ("EWB"), formerly Fortum Energie GmbH, Hamburg, Germany. EWB is a holding company for 100 percent of the shares of Elektrizitätswerk Wesertal GmbH ("EWW"), Hameln, Germany. Both companies were fully consolidated as of July 1, 2002.

Elektrizitätswerk Minden-Ravensberg GmbH. In July 2002, E.ON Energie acquired a majority in Elektrizitätswerk Minden-Ravensberg GmbH ("EMR"), Herford, Germany. E.ON Energie added to its existing interest in EMR as of December 31, 2001 of 25.1 percent by acquiring an additional 30.1 percent interest. EMR was fully consolidated as of August 1, 2002.

Thüga Aktiengesellschaft. In August 2002, E.ON Energie increased its existing interest in Thüga Aktiengesellschaft ("Thüga"), Munich, Germany, to a total of 87.1 percent by acquiring an additional 25.1 percent interest.

Západoslovenská Energetika a.s. In September 2002, E.ON Energie acquired a 49.0 percent interest in Západoslovenská Energetika a.s. ("ZSE"), Bratislava, Slovak Republic. ZSE is accounted for under the equity method.

Észak-dunántúli Áramszolgáltató Rt. In November 2002, E.ON Energie acquired an additional 62.9 percent stake in Észak-dunántúli Áramszolgáltató Rt. ("Édász"), Györ, Hungary. Prior to this acquisition, E.ON Energie owned 27.7 percent of Édász. Édász was fully consolidated effective December 1, 2002.

Powergen

Powergen Renewables Holdings Limited. In October 2002, Powergen acquired the remaining 50.0 percent interest in its former joint venture Powergen Renewables Holdings Limited, London, U.K., for €92 million. In addition, Powergen assumed €57 million of debt. As of December 31, 2002, Powergen holds a 100 percent interest. Total goodwill of €64 million was recorded in the purchase price allocation.

Viterra

Frankfurter Siedlungsgesellschaft mbH. On January 1, 2002, Viterra AG ("Viterra"), Essen, Germany, acquired a 86.3 percent interest in Frankfurter Siedlungsgesellschaft mbH ("FSG"), Frankfurt, Germany. FSG focuses on the management and the sale of residential real estate. The total purchase price amounted to €312 million. No amounts were assigned to goodwill and intangible assets during the purchase price allocation. In December 2002, Viterra sold 0.2 percent interest in FSG to an investor. Viterra's ownership interest amounted to 86.1 percent as of December 31, 2002. In January 2003, Viterra acquired an additional 13.7 percent interest in FSG for a price of €49 million.

Dispositions and Discontinued Operations in 2002:

Significant Dispositions in 2002

E.ON AG

Orange S.A. In June 2002, E.ON exercised its put option to sell all of its shares in Orange S.A. ("Orange"), Paris, France, held by E.ON, to France Télécom S.A. ("France Télécom"), Paris, France. The exercise price was €9.25 per share. E.ON received approximately €950 million in the transaction. E.ON had received the Orange shares as part of the purchase price for its interest in the Swiss operations of Orange Communications S.A. ("Orange Communications"), Lausanne, Switzerland, which it sold to France Télécom in November 2000. The sale resulted in a net loss of €103 million.

Schmalbach-Lubeca AG. In December 2002, E.ON concluded an agreement to sell the remaining activities of Schmalbach-Lubeca AG ("Schmalbach-Lubeca"), Ratingen, Germany. Ball Corporation, Indiana, U.S., a packaging manufacturer, purchased the company for €1.2 billion from AV Packaging GmbH ("AV Packaging"), Munich, Germany, a joint venture of Allianz Capital Partners, Munich, Germany, and E.ON AG. In July 2002, Schmalbach-Lubeca had sold the PET and White Cap business units to Amcor Ltd., Abbotsford/Victoria, Australia, a packaging manufacturer, for about €1.8 billion. The resulting net gain on the sales was €558 million, which is recognized in income from companies accounted for at equity.

E.ON Energie

In 2002, the following transactions of E.ON Energie resulted in a total gain of €286 million.

Rhenag Rheinische Energie Aktiengesellschaft. In January 2002, E.ON Energie split up the partnership, which owned shares in Rhenag Rheinische Energie Aktiengesellschaft ("Rhenag"), Cologne, Germany.

Watt AG. In July 2002, E.ON Energie sold its entire 24.5 percent interest in Watt AG ("Watt"), Dietikon, Switzerland, for €429 million.

The dispositions of the above mentioned investments were accounted for as disposals of financial assets, see Note 12 c).

Discontinued Operations in 2002

In 2002, the Company discontinued the operations of its former Oil and Distribution/Logistics business segments, following its disposal of VEBA Oel AG ("VEBA Oel"), Gelsenkirchen, Germany, and Stinnes AG ("Stinnes"), Mülheim an der Ruhr, Germany, which are described in more detail below. These segments are accounted for as discontinued operations in accordance with SFAS 144. In addition, Degussa AG ("Degussa"), Düsseldorf, Germany, and Viterra have either disposed of or have classified certain businesses as held for sale in 2002 and, accordingly, present the related results of these operations as discontinued. Amounts in the Consolidated Financial Statements and notes thereto for the year ended December 31, 2002, as well as the Consolidated Statements of Income for 2002 and 2001 and notes thereto have been reclassified to reflect the discontinued operations.

Income (loss) from operations for discontinued operations until the date of disposal, as well as the gains or losses from disposals are reported in "Income (loss) from discontinued operations, net" in the accompanying Consolidated Statements of Income.

For financial reporting purposes, the assets and liabilities of the disposal groups held for sale at year end are classified in the accompanying Consolidated Balance Sheet as of December 31, 2002, in "Assets of disposal groups" and "Liabilities of disposal groups."

Cash flows from the discontinued operations have been eliminated from the Consolidated Statements of Cash Flows for all periods presented.

E.ON AG

VEBA Oel AG. In July 2001, E.ON AG and BP plc. ("BP"), London, U.K., entered into an agreement pursuant to which BP agreed to acquire a 51.0 percent stake in VEBA Oel, a 100 percent subsidiary of E.ON AG, by way of a capital increase. The agreement also provided E.ON with a put option that allowed it to sell the remaining 49.0 percent of shares in VEBA Oel to BP at any time from April 1, 2002. In December 2001, the German Federal Cartel Office *(Bundeskartellamt)* cleared the transaction.

The capital increase of VEBA Oel took place on February 7, 2002, in which BP contributed approximately €2.9 billion. Simultaneous to this capital increase, intercompany loans granted to VEBA Oel in the amount of €1.9 billion were repaid.

Prior to this, VEBA Oel, on January 29, 2002, sold its entire exploration and production business ("Upstream business") to Petro Canada Limited, Alberta, Canada, for approximately €2.4 billion.

As of June 30, 2002, E.ON AG exercised its put option and sold the remaining 49.0 percent of shares and received approximately €2.8 billion. During 2003, E.ON expects the contractual purchase price adjustments to be finalized.

The table at left provides details of selected financial information from the discontinued operations of the Oil segment:

Selected Financial Information of the Oil Segment – VEBA Oel – (Summary)

€ in millions	2002	2001
Sales	1,703	26,422
Gain on disposal, net	1,367	-
Other income/(expenses), net	-1,284	-25,565
Income from continuing operations before income taxes and minority interests	**1,786**	**857**
Income taxes	-5	-556
Minority interests	3	-6
Income from discontinued operations	**1,784**	**295**

Stinnes AG. In July 2002, E.ON completed negotiations with Deutsche Bahn AG ("Deutsche Bahn"), Berlin, Germany, on the sale of its 65.4 percent shareholding in Stinnes as part of a public takeover offer by Deutsche Bahn. The proceeds from this sale were €1.6 billion. Stinnes was deconsolidated as of September 30, 2002.

The table at left provides details of selected financial information from the discontinued operations of the Distribution/Logistics segment:

Selected Financial Information of the Distribution/Logistics Segment – Stinnes – (Summary)

€ in millions	2002	2001
Sales	8,840	12,270
Gain on disposal, net	588	-
Other income/(expenses), net	-8,638	-12,029
Income from continuing operations before income taxes and minority interests	**790**	**241**
Income taxes	-125	-89
Minority interests	-62	-57
Income from discontinued operations	**603**	**95**

Degussa AG

In accordance with Degussa's program of divesting non-core businesses in order to focus on specialty chemicals, the following operations were sold in 2002 for aggregate proceeds of €866 million and therefore were classified as discontinued operations:

- In January 2002, Degussa sold the companies which had conducted its gelatin activities to Sobel N.V., Eindhoven, The Netherlands. The gelatin activities were deconsolidated as of February 10, 2002.
- In February 2002, Degussa sold its persulfate operations to Unionchimica Industriale S.p.A., Bergamo, Italy. The persulfate operations were deconsolidated as of March 31, 2002.
- In February 2002, Degussa sold its textile additives activities to Giovanni Bozetto S.p.A, Milano, Italy. The textile additives activities were deconsolidated as of February 28, 2002.
- In April 2002, Degussa sold SKW Piesteritz Holding GmbH ("SKW Piesteritz"), Piesteritz, Germany, to A&A Stickstoff Holding AG, Binningen, Switzerland. SKW Piesteritz was deconsolidated as of June 30, 2002.
- In June 2002, Degussa sold Degussa Bank GmbH ("Degussa Bank"), Frankfurt am Main, Germany, to the Allgemeine Deutsche Direktbank AG, Frankfurt am Main, Germany. Degussa Bank was deconsolidated as of June 30, 2002.
- In August 2002, Degussa sold Viatris GmbH & Co. KG ("Viatris"), Frankfurt am Main, Germany, a pharmaceutical company, to Advent International Corporation, Boston/Massachusetts, U.S. Viatris was deconsolidated as of September 30, 2002.
- In December 2002, Degussa sold Zentaris AG ("Zentaris"), Frankfurt am Main, Germany, to Æterna Laboratories Inc., Québec, Canada. Zentaris was deconsolidated as of December 31, 2002.

Selected Financial Information from the Chemical Segment – Degussa's Disposal Groups – (Summary)

€ in millions	2002	2001
Sales	410	1,061
Loss on disposal, net	-93	-
Other income/(expenses), net	-388	-1,037
Income from continuing operations before income taxes and minority interests	**-71**	**24**
Income taxes	-59	-14
Minority interests	46	-4
Loss from discontinued operations	**-84**	**6**

The above table provides details of selected financial information from the discontinued operations of Degussa's disposal groups.

Viterra AG

In accordance with its strategy of focusing on its core business, Viterra has decided to divest Viterra Energy Services AG ("VES"), Essen, Germany. VES provides heat and water metering services for residential and commercial property.

The table at right provides details of selected financial information from the discontinued operations of VES:

Selected Financial Information from the Real Estate Segment – Viterra Energy Services – (Summary)

€ in millions	2002	2001
Sales	456	416
Other income/(expenses), net	-364	-324
Income from continuing operations before income taxes and minority interests	**92**	**92**
Income taxes	-39	-33
Minority interests	-1	-
Income from discontinued operations	**52**	**59**

The table at right provides details of the major classes of assets and liabilities included as part of the VES disposal group held for sale:

Major Balance Sheet Items from the Real Estate Segment – Viterra Energy Services – (Summary)

€ in millions	Dec. 31, 2002
Intangible assets	56
Goodwill	72
Property, plant and equipment	30
Financial assets	1
Non-fixed assets	343
Other assets	6
Total assets	**508**
Accrued liabilities	127
Liabilities	53
Other liabilities	159
Total liabilities	**339**

Acquisitions in 2001:

Significant Acquisitions in 2001

Sydkraft AB. During the first part of 2001, E.ON Energie acquired a controlling interest in Sydkraft AB ("Sydkraft"), Malmö, Sweden, a Swedish energy group, through a multiple-step process:

- On February 1, 2001, 5.3 percent of the outstanding shares were acquired.
- On February 21, 2001, E.ON Energie announced a takeover bid to acquire shares through a public tender through May 2001. A total of 15.7 percent of the outstanding shares were acquired through this takeover bid.
- On April 6, 2001, an additional 15.7 percent was acquired.

Prior to these share acquisitions, E.ON Energie owned 24.1 percent of Sydkraft as per December 31, 2000. Subsequent to these share acquisitions, E.ON Energie owned a 60.8 percent interest in and fully consolidated Sydkraft effective May 1, 2001. The total purchase price paid for the above acquisitions amounted to approximately €1.7 billion. As the fair value of the acquired net assets approximated the purchase price, no goodwill was recorded.

In October 2001, E.ON Energie concluded a put option agreement that allows the minority shareholder to exercise its right to sell its remaining stake in Sydkraft to E.ON Energie for approximately €2 billion through the end of 2005.

In March 2002, E.ON Energie sold a 5.8 percent interest in Sydkraft for approximately €223 million. A gain of €66 million was realized in connection with this transaction. In 2002, E.ON Energie acquired an additional interest of approximately 0.2 percent from various minority shareholders, giving it stake in Sydkraft of 55.2 percent as of December 31, 2002.

Hein Gas Hamburger Gaswerke GmbH. In June 2001, E.ON Energie acquired an additional 61.9 percent interest in Hein Gas Hamburger Gaswerke GmbH ("Hein Gas"), Hamburg, Germany, for €514 million. The acquisition resulted in goodwill of €74 million. As of December 31, 2001 E.ON Energie's investment in Hein Gas totaled 89.9 percent. Hein Gas was fully consolidated effective June 1, 2001.

SKW Trostberg AG. In the second half of 2000, Degussa-Hüls AG ("Degussa-Hüls"), Frankfurt am Main, Germany, and SKW Trostberg AG ("SKW Trostberg"), Trostberg, Germany, announced plans to merge into Degussa with Degussa-Hüls acting as the acquirer. In October 2000, the merger was approved by both the shareholders of both Degussa-Hüls and SKW Trostberg, and in early 2001 the European antitrust authorities approved the merger. On February 9, 2001, the merger was entered into the Commercial Register. The purchase was effected through a share transaction using the following exchange ratios:

- one Degussa AG share for one Degussa-Hüls share
- five Degussa AG shares for 22 SKW Trostberg shares

This share exchange resulted in E.ON holding a 64.6 percent ownership in Degussa. E.ON accounted for the merger as a transaction between entities under common control. For this reason, there were no fair value adjustments made to E.ON's interest in SKW Trostberg held prior to the merger; however, the minority shareholder interest in SKW Trostberg was accounted for using the purchase method of accounting. The purchase price was €559 million and related goodwill was €397 million. E.ON recognized a SAB 51 gain of €184 million in connection with the transaction, which represents the difference between E.ON's net investment basis in Degussa and its old basis in Degussa-Hüls and SKW Trostberg prior to the merger.

Laporte plc. On January 12, 2001, Degussa made a public offer to purchase 80.4 percent of the shares of Laporte plc. ("Laporte"), London, U.K., a specialty chemicals company, for 697 British pence per share or approximately €1.8 billion. In December 2000, Degussa had made an initial purchase of 19.6 percent of Laporte for €434 million. The total goodwill amounted to €1.1 billion. Laporte was fully consolidated in the financial statements of Degussa beginning March 31, 2001.

Dispositions and Discontinued Operations in 2001:

Significant Dispositions in 2001

VIAG Interkom GmbH & Co. In January 2001, E.ON exercised its put option to sell its 45.0 percent interest in VIAG Interkom GmbH & Co ("VIAG Interkom"), Munich, Germany. E.ON had agreed on the put option with British Telecommunications plc ("BT"), London, U.K., in August 2000. The proceeds from the sale of the interest amounted to roughly €11.4 billion, which comprises the price for the option after adjustment of effects resulting from the auction of a UMTS license in the amount of €7.25 billion and the repayment of additional shareholder loans. A net gain of €110 million was recognized on the sale.

Klöckner & Co AG. In October 2001, Klöckner & Co AG ("Klöckner"), Duisburg, Germany, was sold to Balli Group plc, London, U.K., (94.5 percent) and to Westdeutsche Landesbank Girozentrale, Düsseldorf, (5.5 percent) for a total amount or €1.1 billion. The purchase price included the assumption of debt and pension provisions of approximately €800 million, with the remainder paid in cash. A gain of approximately €140 million was recognized on the sale.

Degussa Dispositions.

- In April 2001, Degussa sold its 100 percent stake in Phenolchemie GmbH & Co. KG, Gladbeck, Germany, to the British Ineos group for €388 million, which includes the assumption of €66 million in debt.
- In August 2001, Degussa sold the precious metals activities of dmc² Degussa Metals Catalysts Cerdec AG ("dmc²"), Hanau, Germany, to the U.S. OM Group Inc., Cleveland/Ohio, U.S., for €1.2 billion.
- In October 2001, Degussa sold Asta Medica GmbH, Dresden, Germany, an oncology business, to Baxter Healthcare SA, Zurich, Switzerland, a Swiss subsidiary of the U.S.-based Baxter International Inc., Deerfield/Illinois, U.S., for €525 million.
- In October 2001, Degussa sold the Degussa Dental Group, Hanau-Wolfgang, Germany, to Dentsply International Inc., York/Pennsylvania, U.S., for €576 million, which includes the assumption of debt.

A net gain in the amount of €530 million resulted from these dispositions by Degussa.

Other. During 2001, E.ON, in compliance with antitrust requirements, sold investments in Laubag Lausitzer Braunkohle AG ("Laubag"), Senftenberg, Germany, in Veag Vereinigte Energiewerke AG ("Veag"), Berlin, Germany, in Berliner Kraft- und Licht AG, ("Bewag"), Berlin, Germany, and in Hamburgische Elektricitätswerke-AG ("HEW"), Hamburg, Germany. The following summarizes those dispositions:

- Laubag and Veag were sold on May 16, 2001 for €837 million, resulting in a €1 million loss.
- Bewag was sold on May 16, 2001 for €1,394 million, resulting in a gain of €63 million. The proceeds consisted of 61.9 percent of the outstanding shares of Hein Gas and €870 million in cash.
- HEW was sold on May 17, 2001 for €419 million, resulting in a gain of €63 million.

Discontinued Operations in 2001

In 2001, the Company discontinued the operations of its Silicon Wafer and Aluminum segments. These segments are accounted for as such in accordance with Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB 30"). SFAS 144 provides that long-lived assets classified as held for disposal as a result of disposal activities initiated prior to its adoption shall continue to be accounted for in accordance with the prior pronouncement applicable for that disposal until the end of the fiscal year in which SFAS 144 is adopted; as such, these segments were accounted for in accordance with ABP 30. Amounts in the financial statements and related notes for the year ended December 31, 2001, have been reclassified to reflect the discontinued operations.

Operating results for discontinued operations after income taxes and minority interests up through the date of disposal as well as the gains or losses from disposals are reported in "Income/(loss) from discontinued operations, net" in the accompanying Consolidated Statements of Income.

For financial reporting purposes, the assets and liabilities of the discontinued aluminum operations are combined and classified in the accompanying Consolidated Balance Sheets as of December 31, 2001, under "Assets of disposal groups" and "Liabilities of disposal groups."

Selected Financial Information of the Aluminum Segment – VAW – (Summary)

€ in millions	2002	2001
Sales	807	3,814
Gain on disposal, net	893	-
Other income/(expenses), net	-763	-3,463
Income from continuing operations before income taxes and minority interests	**937**	**351**
Income taxes	-10	-74
Minority interests	-	-3
Income from discontinued operations	**927**	**274**

Major Balance Sheet Items of the Aluminum Segment – VAW – (Summary)

€ in millions	31. 12. 2001
Fixed assets	1,193
Non-fixed assets	1,898
Liabilities	2,613
Net assets	**478**

The impacts of cash flows from the discontinued operations have been eliminated from the Consolidated Statement of Cash Flows for all periods presented. The liquid fund balances of discontinued operations in prior periods are shown as cash and cash equivalents from discontinued operations at the beginning of the period and the end of the period, as applicable.

VAW AG. On January 6, 2002, E.ON entered into a Share Purchase Agreement with Norsk Hydro ASA ("Norsk Hydro"), Oslo, Norway, to sell 100 percent of its shares and shareholder loans in VAW aluminium AG ("VAW"), Bonn, Germany. The sales price for the 100 percent interest, the shareholders loans and other interest-bearing loans amounted to €3.1 billion. VAW was deconsolidated as of March 15, 2002.

The upper table at left provides details of selected financial information from the discontinued operations of the aluminum business.

The net gain on disposal of €893 million does not include the reversal of VAW's negative goodwill of €191 million, as this amount was required to be recognized as income in a change in accounting principle upon adoption of SFAS 142 on January 1, 2002.

The table at left provides the major classes of assets and liabilities from the discontinued operations of the aluminum business.

MEMC Electronic Materials, Inc. In September 2001, E.ON entered into an agreement to sell its silicon wafer operations to the Texas Pacific Group ("TPG"), Fort Worth/Texas, U.S. The symbolic price of USD6.00 was for E.ON's 71.8 percent investment and shareholder loans in MEMC Electronic Materials, Inc ("MEMC"), St. Peters/Missouri, U.S. The transaction closed on November 13, 2001. The total purchase price was subject to upward adjustments, depending on certain predefined operating objectives for the year ending December 31, 2002. As per the date of this report, the accounts for MEMC for 2002 were not available, adjustments to the purchase price were therefore not made.

The following table provides details of selected financial information from the discontinued operations of the silicon wafer business:

Selected Financial Information of the Silicon Wafer Segment – MEMC – (Summary)

€ in millions	2001
Sales	555
Loss on disposal, net	-990
Other income/(expenses), net	-752
Income from continuing operations before income taxes and minority interests	**-1,187**
Income taxes	229
Minority interests	148
Loss from discontinued operations	**-810**

The total loss on discontinued operations of MEMC of €810 million is composed of losses from the operations of the discontinued business of €326 million, net of €277 million in tax expense and the loss on disposition of €484 million, net of a €506 million tax benefit. MEMC was deconsolidated as of November 13, 2001.

(5) Cost of Goods Sold and Services Provided

The table at right provides details of the cost of goods sold and services provided by segment for the periods indicated.

In 2002, certain entities' operational characteristics changed to a purely sales-oriented nature. Accordingly, the costs associated with these entities are included in selling expenses in 2002. In 2001, the amount included in cost of goods sold and services provided for these entities was €454 million.

Cost of Goods Sold and Services Provided		
€ in millions	2002	2001
E.ON Energie	13,884	12,618
Powergen[1]	3,461	-
Chemicals	8,258	12,857
Real Estate	1,112	725
Other/Consolidation	54	3,151
Total	**26,769**	**29,351**

[1]Cost of goods sold and services provided relate to the period beginning July 1, 2002.

(6) Other Operating Income and Expenses

The table at right provides details of other operating income for the periods indicated.

The total of other operating income includes income not related to the financial year amounting to €439 million (2001: €168 million).

In 2002, gains on reversal of provisions were primarily related to anticipated losses from open sales contracts as well as goods and services received but not invoiced. In 2001, gains on reversal of provisions were primarily related to the release of accruals for personnel costs. These provisions were released as circumstances indicated that the costs to which they related were no longer probable.

Gains on the disposals of fixed assets in 2002 primarily consisted of sales of investments in subsidiaries by E.ON Energie and tangible fixed assets of Viterra. Gains on the disposals of fixed assets in 2001 primarily consisted of sales on investments in subsidiaries by Degussa, E.ON Energie and VIAG Interkom. For further information, please see Note 4.

A SAB 51 gain in 2002 in the amount of €98 million is related to an increase in equity of the Company's at equity investment in Bouygues Telecom S.A. ("Bouygues Telecom"), Velizy-Villacoublay, France. The Company did not participate in this capital increase.

As discussed in more detail in Note 4, the common control merger of Degussa-Hüls and SKW Trostberg resulted in E.ON realizing a SAB 51 gain of €184 million in 2001.

In 2002, miscellaneous other operating income mainly includes the gain recognized on the required marking to market of derivatives according to SFAS 133 of €884 million and €350 million in gains realized in foreign exchange and interest derivatives with financial institutions in the ordinary course of business.

Other operating expenses include income and costs that cannot be allocated to the core functions of production, administration or selling costs.

Other Operating Income		
€ in millions	2002	2001
Gain on reversal of provisions	221	157
Gain on disposal of fixed assets	1,186	911
Exchange rate differences	339	51
Other trade income	125	100
SAB 51 gain	105	184
Gains on deconsolidation	34	674
Miscellaneous	2,423	1,381
Total	**4,433**	**3,458**

The following table provides details of other operating expenses for the periods indicated:

Other Operating Expenses		
€ in millions	2002	2001
Addition to provisions	281	314
Loss on disposal of fixed assets	161	59
Exchange rate differences	322	23
Other taxes	24	61
Research and development costs	380	510
Amortization of goodwill (only for 2001)	-	336
Write-down on non-fixed assets	73	40
Miscellaneous	2,984	1,576
Total	**4,225**	**2,919**

The total of other operating expenses includes expenses not related to the financial year amounting to €360 million (2001: €168 million).

In 2002, miscellaneous other operating expenses mainly include losses on the required marking to market of derivatives (€1,020 million), losses from the sale of shareholdings included in other share investments (€372 million) and external consulting costs (€267 million). In addition, other operating expenses include €386 million relating to losses on foreign exchange and interest derivatives that E.ON entered into with financial institutions in the ordinary course of business.

In 2001, miscellaneous other operating expenses resulting from the cancellation of long-term energy contracts amounted to €270 million.

(7) Financial Earnings

The table below provides details of financial earnings for the periods indicated.

During the course of 2002, E.ON Energie wrote down the value of its investment in Bayerische Hypo- und Vereinsbank AG ("Hypo-Vereinsbank"), Munich, Germany, in the amount of €1,854 million. €1,380 million of the write-down was an impairment charge, and €474 million reflected the write-down of securities included in liquid funds. This was to adjust their carrying value to the reduced fair value of the publicly listed shares as of December 31, 2002. The Company does not consider the decline to be temporary. In addition, other securities have also been impaired due to the negative developments in share prices in 2002.

Income from companies accounted for at equity includes €558 million resulting from the sale of Schmalbach-Lubeca by AV Packaging. For further information, please also see Note 4.

Income from companies accounted for at equity includes €173 million resulting from the sale of an investment in Steag Aktiengesellschaft ("Steag") by Gesellschaft für Energiebeteiligungen mbH ("GFE") to RAG Aktiengesellschaft ("RAG"), Essen, Germany.

In accordance with SFAS 142, the Company ceased amortizing goodwill of companies accounted for under the equity method when it adopted this standard as of January 1, 2002 (2001: €153 million). The accumulated amortization as of January 1, 2002, was €526 million. No impairment charges on goodwill of companies accounted for under the equity method were incurred in 2002 (2001: €0 million).

Interest expense is reduced by capitalized interest on debt totalling €34 million (2001: €31 million).

Financial Earnings

€ in millions	2002	2001
Income from companies in which share investments are held; thereof from affiliated companies: 28 (2001: 73)	149	277
Income from profit- and loss-pooling agreements; thereof from affiliated companies: 15 (2001: 0)	34	30
Income from companies accounted for at equity; thereof from affiliated companies: 232 (2001: 0)	1,432	888
Losses from companies accounted for at equity; thereof from affiliated companies: 40 (2001: 0)	98	243
Losses from profit- and loss-pooling agreements; thereof from affiliated companies: 3 (2001: 0)	6	14
Write-down of investments	28	83
Income from share investments	**1,483**	**855**
Income from long-term securities and long-term loans	165	201
Other interest and similar income thereof from affiliated companies: 11 (2001: 16)	839	734
Interest and similar expenses thereof from affiliated companies: 23 (2001: 6)	1,400	1,009
Interest and similar expenses (net)	**-396**	**-74**
Write-down of financial assets and long-term loans	2,374	44
Financial earnings	**-1,287**	**737**

(8) Income Taxes

The table at right provides details of income taxes including deferred taxes for the periods indicated.

The German Tax Reduction Act *(Steuersenkungsgesetz)* took effect on January 1, 2001, and replaced the corporate imputation system *(Anrechnungsverfahren)* with a classic corporate tax system *(Halbeinkünfteverfahren)*. The 30.0 percent corporate income tax rate on distributed profits and the 40.0 percent corporate income tax rate on non-distributed profits were both reduced to 25.0 percent. The corporate income tax is subject to a solidarity surcharge of 5.5 percent. The trade tax on income is still in effect.

In 2002, the Flood Victims Solidarity Act was enacted. Under this legislation Germany's corporate tax rate is increased to 26.5 percent for 2003 only. Included in the 2002 Consolidated Financial Statements is a deferred tax benefit in the amount of €2 million reflecting the net tax impact of items which are expected to reverse in fiscal year 2003 at the increased rate.

The profits of E.ON Benelux Generation N.V. ("E.ON Benelux"), Voorburg, The Netherlands, E.ON Energie's Dutch subsidiary, were entitled to a tax holiday between 1998 and 2001. Effective January 1, 2002, E.ON Benelux is subject to the ordinary tax rate of 34.5 percent. The revaluation of the assets resulted in the initial recognition of deferred tax assets in the amount of €201 million.

The write-down and the disposal, of certain available-for-sale securities led to reversal effects on deferred taxes accounted for in the other comprehensive income which resulted in a tax benefit of €613 million. After recording an impairment or the disposition of securities, an entity has to recognize in income all deferred taxes included in the other comprehensive income that had previously been booked in the income statement owing to changes to enacted tax laws.

In light of the positive developments in three precedent-setting tax proceedings in the lower German tax courts, the Company released a tax provision in 2001 that had previously been established to account for a probable liability stemming from the profit and loss sharing agreements with former non-profit real estate companies. This reduced German income taxes by €527 million. In December 2002, the federal tax court confirmed the favorable decisions of the lower courts. However, the final tax assessments for E.ON have not yet been made.

A release of valuation allowances related to acquired tax benefits recognized in conjunction with the purchase price allocation of the VEBA-VIAG merger reduced goodwill by €178 million in 2001. These benefits were primarily on corporate and trade tax loss carryforwards.

Income Taxes

€ in millions	2002	2001
Current taxes		
Domestic corporate income tax	487	57
Domestic trade tax on income	289	97
Foreign income tax	108	221
Other	-10	15
Total	**874**	**390**
Deferred Taxes		
Domestic	-1,441	-123
Foreign	-78	-198
Total	**-1,519**	**-321**
Income taxes	**-645**	**69**

The differences between the statutory tax rate of 25.0 percent (2001: 25.0 percent) in Germany and the effective tax rate are summarized as follows:

Reconciliation to the Effective Income Taxes/Tax Rate

	2002		2001	
	€ in millions	%	€ in millions	%
Corporate income tax: 25% (2001: 25%)	-176	25.0	672	25.0
Credit for dividend distributions[1]	-183	26.0	-	-
German municipal trade taxes net of federal tax benefit	118	-16.8	208	7.8
Foreign tax rate differentials	-44	6.2	42	1.6
Change in valuation allowances	-83	11.8	-22	-0.8
Changes in tax rate/tax law	-2	0.3	-188	-7.0
Tax effects on				
Tax-free income	-504	71.6	-143	-5.4
Equity accounting	-330	46.9	-208	-7.8
Non-deductible goodwill amortization	717	-101.9	155	5.8
Other permanent differences[2]	-158	22.5	-447	-16.6
Effective income taxes/tax rate	**-645**	**91.6**	**69**	**2.6**

[1]The tax credit resulting from the dividend for the year 2001 is recognized for U.S. GAAP purposes in 2002.
[2]Including the release of tax provisions in the fiscal year 2001, in the amount of €527 million.

Income Taxes from Discontinued Operations

€ in millions	2002	2001
VEBA Oel	5	556
Stinnes	125	89
Degussa operations	59	14
Viterra Energy Services	39	33
VAW	10	74
MEMC	-	-229
Total	**238**	**537**

Income from Continuing Operations before Income Taxes and Minority Interests

€ in millions	2002	2001
Domestic	675	2,156
Foreign	-1,379	528
Total	**-704**	**2,684**

Due to deferred tax benefits, the Company reported a net tax benefit of €645 million in 2002.

The purchase price allocations for Powergen and the acquired operations of TXU Europe result in deferred tax liabilities in the net amount of €28 million.

As discussed in Note 4, the income taxes of discontinued operations—VEBA Oel, Stinnes, VAW, MEMC, and certain Degussa and Viterra operations—are reported separately in E.ON's Consolidated Statements of Income under "Income/(loss) from discontinued operations, net." The table at left provides a breakdown of the tax expenses of discontinued operations in the periods indicated.

Income from continuing operations before income taxes and minority interests was attributable to the following geographic locations in the periods indicated as at left.

Deferred tax assets and liabilities that are mainly of a long-term nature are as follows as of December 31, 2002 and 2001:

Deferred Tax Assets and Liabilities

€ in millions	December 31, 2002	2001
Deferred tax assets		
Intangible assets	31	32
Fixed assets	575	483
Investments and long-term financial assets	231	360
Inventories	48	96
Receivables	110	359
Net operating loss carryforwards and tax credits	1,158	1,331
Accrued liabilities	3,130	2,209
Liabilities	1,343	590
Other	424	908
Subtotal	**7,050**	**6,368**
Valuation allowance	-166	-254
Total	**6,884**	**6,114**
Deferred tax liabilities		
Intangible assets	880	741
Fixed assets	4,577	2,519
Investments and long-term financial assets	532	904
Inventories	31	73
Receivables	1,048	389
Accrued liabilities	729	440
Liabilities	1,753	2,936
Other	454	360
Total	**10,004**	**8,362**
Net deferred tax assets/(liabilities)	**-3,120**	**-2,248**

Net deferred income tax assets and liabilities in the Consolidated Balance Sheets are as at right:

Based on subsidiaries' past performance and expectations of a similar performance in the future, as well as the extended realization period for the temporary differences that gives rise to the deferred tax assets, the taxable income of these subsidiaries will more likely than not be sufficient to recognize fully the net deferred tax asset related to these subsidiaries. A valuation allowance has been provided for that portion of the deferred tax asset for which this criteria has not been met.

Net Deferred Tax Assets and Liabilities

€ in millions	December 31, 2002 Total	December 31, 2002 Thereof non-current	December 31, 2001 Total	December 31, 2001 Thereof non-current
Deferred tax assets	3,208	2,775	2,498	1,628
Valuation allowance	-166	-154	-254	-243
Net deferred tax assets	**3,042**	**2,621**	**2,244**	**1,385**
Less deferred tax liabilities	6,162	5,863	4,492	3,060
Net deferred tax assets/(liabilities)	**-3,120**	**-3,242**	**-2,248**	**-1,675**

The tax loss carryforwards at year end are as at right:

German tax loss carryforwards do not expire. International tax loss carryforwards expire as follows: €104 million in 2003, €162 million between 2004 and 2007, €311 million after 2007. €173 million do not have an expiration date.

No deferred tax liabilities were recorded for the undistributed income of foreign subsidiaries, as this was not practicable. The Company could incur a tax expense in the future if such income is distributed at a later date.

Tax Loss Carryforwards

€ in millions	December 31, 2002	2001
Domestic tax loss carryforwards	5,773	4,497
Foreign tax loss carryforwards	750	1,504
Total	**6,523**	**6,001**

(9) Minority Interests in Net Income

Minority stockholders participate in the profits of the affiliated companies in the amount of €731 million (2001: €490 million) and in the losses in the amount of €94 million (2001: €30 million).

(10) Other Information

The following table provides details of personnel costs for the periods indicated:

Personnel Costs		
€ in millions	2002	2001
Wages and salaries	4,791	4,821
Social security contributions	848	894
Pension costs and other employee benefits; thereof pension costs: 717 (2001: 638)	826	714
Total	**6,465**	**6,429**

In 2002, E.ON purchased 218,305 of its ordinary shares (0.03 percent of E.ON's outstanding ordinary shares) on the stock market (2001: 345,485; 0.05 percent) at an average price of €45.36 (2001: €56.93) per share for resale to employees. These shares were sold to employees at preferential prices between €24.38 and €44.91 per share (2001: between €26.59 and €49.35). The difference between purchase price and resale price was charged to personnel expenses.

Cost of Goods. Cost of goods amounted to €18,287 million in 2002 (2001: €22,524 million).

Stock-based Compensation. As of December 31, 2002, the E.ON Group had two different stock-based compensation plans, including stock appreciation rights ("SARs") based on shares of E.ON AG and Degussa AG, respectively.

The two programs have the following elements in common:

- When exercising SARs, qualified executives receive cash. Possible dilutive effects of capital-related measures and dividend payments between the options' time of issuance and exercise are taken into consideration when calculating such compensation.
- Once issued, SARs are not transferable and may be exercised prematurely only if certain conditions apply when the qualified executive leaves the Group, or according to the SARs' conditions. Otherwise, SARs expire.
- SARs have a limited term. SARs that remain unexercised on the corresponding tranche's last exercise date are considered to have been exercised automatically on that date.

Stock Appreciation Rights of E.ON AG. E.ON AG proceeded with the SAR program that has been in existence since 1999 by issuing a fourth tranche of SARs in 2002. Details of the four tranches are as follows:

Stock Appreciation Rights of E.ON AG				
	4th tranche	3rd tranche	2nd tranche	1st tranche
Date of issuance	Jan. 2, 2002	Jan. 2, 2001	Jan. 3, 2000	Jan. 2, 1999
Term	7 years	7 years	7 years	5 years
Blackout period	2 years	2 years	2 years	3 years
Price at issuance (in €)	54.95	62.95	48.35	54.67
Number of participants in year of issuance	186	231	155	114
Number of SARs issued (in millions)	1.6	1.8	1.4	1.0
Exercise hurdle (exercise price exceeds the price at issuance by at least %)	10	20	20	
Exercise hurdle (minimum exercise price in €)	60.45	75.54	58.02	
Intrinsic value as of December 31, 2002 (in €)	-16.50	-24.50	-9.90	
Remainder of SARs as of December 31, 2002 (in millions)	1.6	1.3	0.8	
Provision (€ in millions)	-	-	-	

The members of the Board of Management of E.ON AG and certain executives of E.ON AG and its major subsidiaries E.ON Energie, Viterra and Powergen, participate in the E.ON SAR program. Degussa is a German-listed company and conducts its own SAR program.

For the second through fourth tranches of E.ON's SAR program, the amount paid to executives when they exercise their SARs is the difference between the E.ON stock price at the time of exercise and the stock price at issuance multiplied by the number of options exercised. Starting with the fourth tranche, "price at issuance" equals the average XETRA closing quotations for E.ON stock during the December prior to issuance. For tranches two and three, "price at issuance" is the E.ON stock price at the actual time of issuance.

Both of the following two conditions must be met before E.ON SARs may be exercised:

- Between the date of issuance and exercise, the E.ON stock price must outperform the Stoxx Utility Supplier Price Index on at least ten consecutive business days.
- The E.ON stock price on the exercise date must be at least 10.0 percent (for the second and third tranches: at least 20.0 percent) above the price at issuance.

Following the expiration of a blackout period following issuance, qualified executives can exercise all or a portion of the SARs issued to them within predetermined exercise windows, i.e., four weeks after the publication of an E.ON Interim Report or Annual Report in the years after the blackout period of the respective tranche's term. SARs can only be issued if the qualified executive owns a certain minimum number of shares of E.ON stock, which must be held until the issued SARs' expiration date or until they have all been exercised.

In 2002, 0.2 million of second-tranche E.ON SARs were exercized. The gain to the holders on exercise was €2.3 million. At December 31, 2002, provisions with regard to the second through fourth tranche of SARs have not been recorded owing to negative intrinsic values.

All first-tranche SARs were exercised in full in 2002. The holders received total gains of €2.5 million. On exercise of this tranche, the qualified executive received an amount equal to the difference between the price at exercise and an indexed share price multiplied by the number of SARs exercised. The aforementioned exercise price corresponded to the average of XETRA closing quotations for E.ON stock in the last six months prior to exercise. The indexed stock price was calculated by taking the stock price at the date of issuance (€54.67) and multiplying it by the ratio of the average quotation of the Euro Stoxx 50 Performance Index in the six months prior to exercise to the value of the index at the date of issuance (4,376.82 index points).

The E.ON SAR program has shown the following developments since 1999. Changes in the scope of consolidation are mainly related to the disposal of VEBA Oel in 2002.

Development of the SAR Program of E.ON AG

Number of options	4th tranche	3rd tranche	2nd tranche	1st tranche
Outstanding as of January 1, 1999	-	-	-	-
Granted in 1999	-	-	-	1,037,000
Exercised in 1999	-	-	-	-
Cancelled in 1999	-	-	-	-
Outstanding as of December 31, 1999	**-**	**-**	**-**	**1,037,000**
Granted in 2000	-	-	1,461,800	-
Exercised in 2000	-	-	-	-
Cancelled in 2000	-	-	18,000	77,700
Outstanding as of December 31, 2000	**-**	**-**	**1,443,800**	**959,300**
Granted in 2001	-	1,822,620	-	-
Exercised in 2001	-	-	36,000	-
Cancelled in 2001	-	-	63,000	5,500
Outstanding as of December 31, 2001	**-**	**1,822,620**	**1,344,800**	**953,800**
Granted in 2002	1,646,419	-	-	-
Exercised in 2002	-	-	220,150	640,200
Cancelled in 2002	-	-	-	-
Change in Scope of Consolidation	-	504,720	301,000	313,600
Outstanding as of December 31, 2002	**1,646,419**	**1,317,900**	**823,650**	**-**
SARs exercisable at year end	-	-	-	-

Stock Appreciation Rights of Degussa AG. Degussa proceeded with the SAR program it initiated in 2001 by issuing a second tranche in 2002. Degussa's SAR program is substantially similar to the second through fourth tranches of the E.ON SAR program.

Details of these two tranches are as follows:

Stock Appreciation Rights of Degussa AG

	2nd tranche	1st tranche
Date of issuance	Jan. 2, 2002	Feb. 9, 2001
Term	7 years	7 years
Blackout period	2 years	2 years
Price at issuance (in €)	28.95	33.40
Number of participants in year of issuance	227	153
Number of SARs issued (in millions)	1.5	0.9
Exercise hurdle (exercise price exceeds the price at issuance by at least %)	20	20
Exercise hurdle (minimum exercise price in €)	34.74	40.08
Intrinsic value as of December 31, 2002 (in €)	-4.95	-9.40
Remainder of SARs as of December 31, 2002 (in millions)	1.5	0.9
Provisions (€ in millions)	-	-

The members of the Board of Management of Degussa AG and certain executives of Degussa AG and its major subsidiaries participate in the Degussa SAR program.

On exercise of Degussa SARs, the qualified executive receives an amount equal to the difference between the Degussa stock price at the time of exercise and its price at issuance multiplied by the number of SARs exercised. The price at issuance is the XETRA closing quotation of Degussa stock at the day of issuance (for the first tranche: the arithmetic mean of the XETRA closing quotations for the period from August 9, 2000, through February 9, 2001).

Both of the following two conditions must be met before Degussa SARs may be exercised:

- Between the date of issuance and exercise, Degussa stock must outperform the Degussa Stock Option Specialty Chemicals Index, which comprises eight leading European specialty chemicals enterprises, for a period of at least ten consecutive business days.
- Degussa's share price at the time of exercise must be at least 20.0 percent higher than the price at issuance.

Degussa SARs have a term of seven years and may be exercised after a two-year blackout period in full or in part within predetermined exercise windows, in each case four weeks after the publication of a Degussa Interim Report or Annual Report. SARs can only be issued if the qualified executive owns a certain minimum number of shares of Degussa stock, which must be held until the issued SARs' expiration date or until they have all been exercised.

As of December 31, 2002, provisions with regard to both tranches have not been recorded due to negative intrinsic values.

Development of the SAR Program of Degussa AG

Number of options	2nd tranche	1st tranche
Outstanding as of January 1, 2001	-	-
Granted in 2001	-	931,400
Exercised in 2001	-	-
Cancelled in 2001	-	-
Outstanding as of December 31, 2001	-	**931,400**
Granted in 2002	1,496,566	59,000
Exercised in 2002	-	-
Cancelled in 2002	-	72,000
Outstanding as of December 31, 2002	**1,496,566**	**918,400**
SARs exercisable at year end	-	-

The development of Degussa's SAR program since 2001 are shown at left:

Employees. During 2002, the Company, excluding operations classified as discontinued, employed an average of 104,433 people, including 4,481 trainees and interns. The breakdown by segments is shown at right.

Taxes other than Income Taxes. Taxes other than income taxes totaled €55 million in 2002 (2001: €35 million), and were comprised principally of property tax and real estate transfer tax.

Corporate Governance Code. On December 19, 2002, the Board of Management and Supervisory Board of E.ON AG made a declaration pursuant to §161 AktG in connection with §15 EGAktG. The declaration was made publicly accessible on E.ON's website (www.eon.com). Additionally, Boards of Management and Supervisory Boards of the following, stock-listed, companies of the E.ON-Group made similar declarations and published these on their websites:

Employees		
	2002	2001
E.ON Energie	42,627	38,796
Powergen	10,611	-
Chemicals	47,917	54,092
Real Estate	2,658	2,182
Other	620	10,594
Total	**104,433**	**105,664**

- Degussa AG, December 10, 2002: www.degussa.com
- E.ON Bayern AG ("E.ON Bayern"), Regensburg, Germany, December 20, 2002: www.eon-bayern.com
- Gelsenwasser AG ("Gelsenwasser"), Gelsenkirchen, Germany, December 20, 2002: www.gelsenwasser.de
- Thüga Aktiengesellschaft, December 23, 2002: www.thuega.de.

In December 2002, the Board of Management and Supervisory Board of Contigas Deutsche Energie-AG ("Contigas"), Munich, Germany, also made a corporate governance declaration and published it in the *Handelsblatt*, a German financial daily, on December 30, 2002, and in the *Bundesanzeiger*, a German newspaper, on December 31, 2002.

(11) Earnings per Share

The computation of basic and diluted earnings per share for the periods indicated are shown at right:

There are no potentially dilutive shares outstanding and, as such, basic and diluted earnings per share are identical.

Earnings per Share		
€ in millions	2002	2001
Income/(loss) from continuing operations	-696	2,155
Income/(loss) from discontinued operations	3,282	-81
Income/(loss) from cumulative effect of changes in accounting principles, net	191	-26
Net income	**2,777**	**2,048**
Weighted-average number of shares outstanding (in millions)	652	674
Earnings per share (in €)		
from continuing operations	-1.06	3.19
from discontinued operations	5.03	-0.12
from cumulative effect of changes in accounting principles, net	0.29	-0.04
from net income	**4.26**	**3.03**

(12) Fixed assets

The following table provides information about the developments of fixed assets during the fiscal year:

Fixed Assets

€ in millions	January 1, 2002	Exhange rate differences	Change in scope of consolidation	Additions	Disposals	Transfers	December 31, 2002
	Acquisition and production costs						
Goodwill	7,436	-294	9,499	1,006	48	62	17,661
Intangible assets	5,581	-41	-106	106	106	-54	5,380
Advance payments on intangible assets	25	-1	-25	7	-	5	11
Goodwill and intangible assets	**13,042**	**-336**	**9,368**	**1,119**	**154**	**13**	**23,052**
Real estate, leasehold rights and buildings	20,422	-105	1,519	363	669	138	21,668
Technical equipment, plant and machinery	51,884	-589	14,055	1,487	1,258	1,102	66,681
Other equipment, fixtures, furniture and office equipment	3,525	-66	311	315	197	27	3,915
Advance payments and construction in progress	1,835	-43	278	1,218	68	-1,280	1,940
Tangible assets	**77,666**	**-803**	**16,163**	**3,383**	**2,192**	**-13**	**94,204**
Shares in unconsolidated affiliates	1,239	-6	-24	425	949	79	764
Shares in associated companies	7,377	-18	-817	2,616	1,441	-14	7,703
Other share investments	2,615	-24	188	4,269	871	-530	5,647
Long-term loans to unconsolidated affiliates	113	-	474	104	91	-11	589
Loans to associated companies and other share investments	846	3	-81	232	346	-172	482
Loans related to banking operations	708	-	-708	-	-	-	-
Other long-term loans	1,175	3	-115	88	782	642	1,011
Long-term securities	4,165	-1	67	1,256	2,977	429	2,939
Financial assets	**18,238**	**-43**	**-1,016**	**8,990**	**7,457**	**423**	**19,135**
Total	**108,946**	**-1,182**	**24,515**	**13,492**	**9,803**	**423**	**136,391**

a) Goodwill and Intangible Assets

The Company adopted SFAS 141 as of July 1, 2001, and SFAS 142 as of January 1, 2002. In accordance with these standards, the Company ceased amortizing goodwill as of January 1, 2002. The carrying amount of goodwill as of January 1, 2002, was €7,617 million, of which €1,534 million related to companies accounted for under the equity method. The carrying amount of negative goodwill upon adoption, which in accordance with SFAS 142 was recognized in income, was €191 million. This amount is reported under "Cumulative effect of changes in accounting principles, net" in the Consolidated Statements of Income.

During the first quarter of 2002, the Company reassessed the useful lives of all previously acquired intangible assets. As a result, the Company ceased amortization of certain intangible assets that it determined to have indefinite lives. These intangible assets had a total carrying value of €488 million as of January 1, 2002. Of this total, the largest single item was E.ON Energie's rights of way for power lines in the amount of €428 million.

In addition, the Company reassessed the useful lives of certain intangible assets with finite lives. The main result of this reassessment was that the Company changed the estimate of the useful life of the concession for the utilization of water power from the Rhine-Main-Danube waterway from 40 to 49 years, reflecting the remaining term of the concession. The carrying value of this asset as of January 1, 2002, was €770 million.

Accumulated depreciation									Net book values	
January 1, 2002	Exhange rate differences	Change in scope of consolidation	Additions	Disposals	Transfers	Reversal of write-downs	Fair value adjustments OCI	December 31, 2002	December 31, 2002	December 31, 2001
1,353	-10	-565	2,391	24	4	-	-	3,149	14,512	6,083
1,229	-9	-607	289	46	3	-	-	859	4,521	4,352
2	-	-2	1	-	3	-	-	4	7	23
2,584	**-19**	**-1,174**	**2,681**	**70**	**10**	**-**	**-**	**4,012**	**19,040**	**10,458**
6,655	-44	906	442	307	-4	-	-	7,648	14,020	13,767
34,105	-370	7,205	1,907	1,093	8	-	-	41,762	24,919	17,779
2,598	-29	156	249	171	-13	-	-	2,790	1,125	927
22	-	-7	3	1	-2	-	-	15	1,925	1,813
43,380	**-443**	**8,260**	**2,601**	**1,572**	**-11**	**-**	**-**	**52,215**	**41,989**	**34,286**
121	-2	2	22	14	-3	-	1	127	637	1,118
548	3	7	35	47	-4	17	1	526	7,177	6,829
458	-	-38	11	661	2	-	285	57	5,590	2,157
1	-	-1	1	-	-	-	-	1	588	112
23	-	4	12	-	-	18	-	21	461	823
-	-	-	-	-	-	-	-	-	-	708
20	-	-8	1	1	-	-	-	12	999	1,155
1,770	-	-51	1,477	421	-	-	-1,355	1,420	1,519	2,395
2,941	**1**	**-85**	**1,559**	**1,144**	**-5**	**35**	**-1,068**	**2,164**	**16,971**	**15,297**
48,905	**-461**	**7,001**	**6,841**	**2,786**	**-6**	**35**	**-1,068**	**58,391**	**78,000**	**60,041**

By adopting SFAS 142, the Company also had to reclassify as goodwill any intangible assets that were acquired in business combinations completed before July 1, 2001, that do not meet the criteria for recognition apart from goodwill under SFAS 141. Any intangible asset acquired that meets the criteria but had been included in the amount reported as goodwill must be reclassified and accounted for as an asset apart from goodwill. Application of these standards resulted in *reclassifications from intangible assets to goodwill in* the amount of €24 million as of January 1, 2002.

The Company was also required to perform a transitional goodwill impairment test for all reporting units as of January 1, 2002, the date of adoption. For purposes of testing goodwill impairment, the Company identified its reporting units as one level below its reportable segments (as reported in Note 31). E.ON calculated the carrying value of each reporting unit, which represents the assets (including goodwill) and liabilities allocated to each reporting unit. E.ON also determined the fair value of each reporting unit. As the fair value of each reporting unit exceeded the carrying value, no goodwill impairment charge was recognized as of the date of adoption.

The following table presents an estimate of the impact of the Company's adoption of SFAS 142 as of January 1, 2002 on net income and earnings per share as if the accounting standard had been in effect for the fiscal year ending December 31, 2001:

Impact on transition of SFAS 142

€ in millions	2002	2001
Net income—as reported in the Consolidated Statements of Income	**2,777**	**2,048**
Adjustments:		
Amortization of goodwill (including goodwill of companies accounted for at equity)	-	628
Amortization of intangible assets with indefinite lives	-	10
Differences in amortization due to the extension of useful lives	-	14
Differences due to reclassifications of intangible assets and goodwill	-	7
Total adjustments	**-**	**659**
Income tax effect	-	-12
Minority interests	-	-125
Net adjustments	**-**	**522**
Net income—adjusted	**2,777**	**2,570**
Basic earnings per share—in €	4.26	3.03
Basic earnings per share—adjusted in €	4.26	3.81
Diluted earnings per share—in €	4.26	3.03
Diluted earnings per share—adjusted in €	4.26	3.81

Goodwill Impairment. The Company consolidated Powergen effective as of July 1, 2002. The purchase price was fixed in April 2001 when the Company made its takeover offer for Powergen. Since that time, the market environment for Powergen's U.K. and U.S. business units changed significantly: Wholesale electricity prices declined by approximately 25 percent in the U.K., and earnings at Powergen's non-utility operations in the U.S. were down owing to lower prices and higher fuel costs. Additionally, Powergen's subsidiary LG&E Energy Corp. ("LG&E"), Louisville/Kentucky, U.S., has natural gas operations in Argentina. The continuing economic crisis in the country led to a substantial devaluation of the peso and negative economic growth economy. For these reasons, the Company tested Powergen's reporting units for impairment in the third quarter of 2002. To test for impairment, the Company determined the fair value of these reporting units by means of a valuation model that is derived from an existing mid-term planning package which the Company uses for internal reporting purposes. The model uses the discounted cash flow method and the market comparable method. The impairment test resulted in a total goodwill impairment charge for Powergen's reporting units in the amount of €2.4 billion.

The Company will perform its required annual impairment review for its reporting units in the fourth quarter of each year.

The carrying amount of goodwill had the following changes in 2002 in each of E.ON's segments:

Changes in Goodwill per Segment

€ in millions	E.ON Energie	Powergen	Chemicals	Real Estate	Other/ Consolidation	Total
Book value as of January 1, 2002	**1,384**	**-**	**3,043**	**58**	**1,598**	**6,083**
Goodwill additions	1,581	11,323	-195	-41	-1,598	11,070
Goodwill impairment	-	2,391	-	-	-	2,391
Other changes[1]	-7	-279	36	-	-	-250
Book value as of December 31, 2002	**2,958**	**8,653**	**2,884**	**17**	**-**	**14,512**

[1]Other changes include transfers and exchange rate differences.

During 2002, the Company acquired the following intangible assets:

Acquired Intangible Assets in 2002

	Acquisition costs (€ in millions)	Weighted average amortization period (in years)
Intangible assets subject to amortization		
Marketing-related intangible assets	**196**	**10**
thereof Brand name Powergen	185	10
Customer-related intangible assets	**1,240**	**11**
thereof Customer List	1,053	10
Non-contractual customer relationships	59	26
Contract-based intangible assets	**155**	**13**
thereof Operating permits	68	21
Licenses	62	4
Technology-based intangible assets	**10**	**10**
Intangible assets not subject to amortization	**77**	-
thereof Electricity licences	32	-
Rights of way	19	-
Total	**1,678**	-

The table above includes all intangible assets that were acquired either individually or in a business combination in 2002.

As of December 31, 2002, the Company's intangible assets, including advance payments on intangible assets, and related accumulated amortization consist of the following:

Intangible Assets

	December 31, 2002		
€ in millions	Acquisition costs	Accumulated amortization	Net book value
Intangible assets subject to amortization			
Marketing-related intangible assets	**421**	**58**	**363**
thereof Brand names	373	40	333
Customer-related intangible assets	**1,853**	**142**	**1,711**
thereof Customer Lists	1,757	135	1,622
Contract-based intangible assets	**1,753**	**505**	**1,248**
thereof Operating permits	1,127	245	882
Licenses	326	183	143
Technology-based intangible assets	**799**	**158**	**641**
thereof Patented technology	449	118	331
Unpatented technology	318	27	291
Intangible assets not subject to amortization	**565**	-	**565**
thereof Rights of way	447	-	447
Brand name	34	-	34
Total	**5,391**	**863**	**4,528**

In 2002, the Company recorded an aggregate amortization expense of €290 million on its intangible assets.

No impairment charges on intangible assets other than goodwill were incurred in 2002 (2001: €0 million).

Based on the current amount of intangible assets subject to amortization, estimated amortization expenses for each of the five succeeding fiscal years are as follows:

Estimated Aggregated Amortization Expense	
€ in millions	
2003	372
2004	342
2005	320
2006	305
2007	292
Total	**1,631**

As acquisitions and dispositions occur in the future, actual amounts will vary.

b) Property, plant and equipment

Property, plant and equipment includes the capitalized interest on debt apportioned to the construction period of qualifying assets as part of their cost of acquisition and production in the amount of €34 million (2001: €31 million). Impairment charges on property, plant and equipment were €28 million (2001: €7 million).

Restrictions on disposals of the Company's tangible fixed assets exist in the amount of €6,321 million (2001: €1,723 million) mainly with regard to technical equipment and land. For additional information on collateralized tangible fixed assets, see Note 25.

c) Financial Assets

As of December 31, 2002, €16,971 million of financial assets mature after more than one year (2001: €14,917 million). Impairment charges on financial assets during 2002 amounted to €1,493 million (2001: €50 million). For further information, see Note 7.

In 2002, additions to other share investments primarily reflected the acquisition of 38.5 percent of the shares of Ruhrgas AG ("Ruhrgas"), Essen, Germany, for a sales price of approximately €3.8 billion. For further information, see Note 33.

In 2002, decreases in the net book value of long-term securities are related to the write-down of the value of the Company's Hypo-Vereinsbank shares as well as other share investments as described in Note 7.

Included in loans to related parties is a subordinated euro-denominated loan to Connect Austria Gesellschaft für Telekommunikation Ges.m.b.H. ("Connect Austria"), Vienna, Austria, of €457 million. Interest income recognized on this loan amounted to €20 million in 2002. In addition to the amounts loaned, E.ON has issued a guarantee to a bank consortium to provide certain financial support in the event that Connect Austria is unable to comply with specified debt covenants. The total maximum obligation of E.ON under this agreement is €194 million.

Shares in affiliated and associated companies accounted for under the equity method. The financial information at right summarizes income statement and balance sheet data for the investments of the Company's affiliated and associated companies that are accounted for under the equity method.

Dividends received from affiliated and associated companies accounted for under the equity method were €1,017 million in 2002 (2001: €593 million).

The increase in income in those companies in 2002 as compared to 2001 primarily reflects the gain from the sale of Schmalbach-Lubeca by AV Packaging.

Additions of investments in associated and affiliated companies that are accounted for under the equity method, resulted in goodwill of €378 million in 2002 (2001: €469 million).

Earnings Data from Companies Accounted for at Equity

€ in millions	2002	2001
Sales	46,556	34,466
Net income/(loss)	3,268	1,115
E.ON's share of net income/(loss)	1,461	469
Other[1]	-127	176
Income from companies accounted for at equity	**1,334**	**645**

[1]Other primarily includes adjustments to conform with E.ON accounting policies as well as goodwill/negative goodwill amortization for 2001.

Balance Sheet Data from Companies Accounted for at Equity

	December 31,	
€ in millions	2002	2001
Fixed assets	40,615	38,114
Current assets and prepaid expenses	25,892	23,186
Accruals	20,876	22,347
Liabilities and deferred income	29,403	22,470
Net assets	**16,228**	**16,483**
E.ON's share in equity	5,615	6,366
Other[1]	1,656	1,130
Investment in companies accounted for at equity	**7,271**	**7,496**

[1]Other primarily includes adjustments to conform with E.ON accounting policies as well as goodwill/negative goodwill (goodwill and fair value adjustments are to purchase price allocations).

Securities Available-for-Sale. The amortized costs, fair values, and gross unrealized gains and losses for securities available-for-sale and maturities of fixed-term securities as of December 31, 2002 and 2001, are summarized as below.

In 2002, the amortized costs were written down in the amount of €1,480 million (2001: €0 million).

Disposal of securities available-for-sale generated proceeds in the amount of €791 million in 2002 (2001: €621 million) and a net capital gain in the amount of €24 million (2001: €85 million). The Company uses the specific identification method as a basis for determining these amounts.

Non-fixed-term securities include non-marketable securities or investments of €5,921 million.

Securities Available for Sale

	December 31, 2002				December 31, 2001			
€ in millions	*Amortized cost*	*Fair value*	*Gross unrealized loss*	*Gross unrealized gain*	*Amortized cost*	*Fair value*	*Gross unrealized loss*	*Gross unrealized gain*
Fixed-term securities								
Less than 1 year	3	3	-	-	379	380	-	1
Between 1 and 5 years	206	207	-	1	313	370	-	57
More than 5 years	108	103	6	1	114	121	-	7
Subtotal	**317**	**313**	**6**	**2**	**806**	**871**	**-**	**65**
Non-fixed-term securities	**6,567**	**6,796**	**-**	**229**	**5,302**	**3,682**	**1,707**	**87**
Total	**6,884**	**7,109**	**6**	**231**	**6,108**	**4,553**	**1,707**	**152**

Long-term loans. Long-term loans were as follows as of December 31, 2002 and 2001:

Loans

	December 31, 2002			December 31, 2001		
	€ in millions	Interest rate up to	Maturity through	€ in millions	Interest rate up to	Maturity through
Loans to affiliated companies	588	3.90%	2015	112	8.00%	2015
Loans to associated companies and other share investments	461	4.60%	2007	823	12.50%	2007
Loans related to banking operations	-	-	-	708	5.60%	2007
Other loans	999	9.00%	2010	1,155	9.00%	2010
Total	**2,048**			**2,798**		

(13) Inventories

The following table provides details of inventories as at the dates indicated:

Inventories

	December 31,	
€ in millions	2002	2001
Raw materials and supplies by segment		
E.ON Energie	1,058	955
Powergen	439	-
Chemicals	480	585
Real Estate	115	133
Other/Consolidation[1]	-18	234
Total	**2,074**	**1,907**
Work in progress	**463**	**649**
Finished products by segment		
E.ON Energie	10	82
Powergen	-	-
Chemicals	924	1,138
Real Estate	163	140
Other/Consolidation[1]	-	235
Total	**1,097**	**1,595**
Goods purchased for sale	**206**	**846**
Inventories	**3,840**	**4,997**

[1]Inventories related to discontinued operations have been reclassified to Other/Consolidation for the year 2001.

Inventories in the amount of €102 million in 2002 (2001: €641 million) are valued according to the LIFO method, and the remaining inventories are valued at average cost or other admissible methods. The difference between valuation according to LIFO and higher replacement costs is €4 million in 2002 (2001: €121 million).

(14) Receivables and Other Assets

The following table provides details of receivables and other assets as at the dates indicated:

As of December 31, 2002, accounts receivable and other assets in the amount of €3,949 million (2001: €4,051 million) are interest-bearing.

In 2002, other financial assets include clearing accounts with minority owners of nuclear power plants of €683 million and margin account deposits receivable of €342 million.

The reinsurance claim due from the Versorgungskasse Energie Mutual Insurance Fund results from pension obligations payable to E.ON Energie employees. The claims of these employees at the point of retirement are covered to a certain extent by insurance contracts made with the above mutual insurance fund.

Other operating assets include a prepayment of €1.9 billion made related to the Ruhrgas acquisition which is further described in Note 33.

Other operating assets also include tax refund claims of €1,803 million (2001: €1,757 million), financial derivative assets of €1,743 million (2001: €819 million), receivables related to E.ON Benelux's cross-border lease transactions for power stations amounting to €1,235 (2001: €1,470 million), other acquisition and disposition-related receivables of €431 million (2001: €337 million) and accrued interest receivable of €299 million (2001: €78 million).

Receivables and Other Assets

	December 31, 2002		December 31, 2001	
€ in millions	With a remaining term up to 1 year	With a remaining term of more than 1 year	With a remaining term up to 1 year	With a remaining term of more than 1 year
Financial receivables from affiliated companies	331	5	13	1
Financial receivables from associated companies	259	1	860	8
Other financial assets	1,194	57	90	472
Financial receivables and other financial assets	**1,784**	**63**	**963**	**481**
Trade receivables	6,805	55	9,218	112
Operating receivables from affiliated companies	40	-	362	24
Operating receivables from associated companies and other share investments	406	-	598	5
Reinsurance claim due from Versorgungskasse Energie (mutual insurance fund)	32	700	19	619
Receivables from banking operations	-	-	165	-
Other operating assets	8,921	50	4,454	1,749
Operating receivables and other operating assets	**16,204**	**805**	**14,816**	**2,509**
Receivables and other assets	**17,988**	**868**	**15,779**	**2,990**

Valuation Allowances for Doubtful Accounts. The valuation allowances for doubtful accounts comprise the following:

Valuation Allowances for Doubtful Accounts

€ in millions	2002	2001
January 1	**486**	**579**
Changes affecting income	-1	316
Changes not affecting income	-273	-409
Dezember 31	**212**	**486**

(15) Liquid Funds

The following table provides details of liquid funds:

Liquid Funds

€ in millions	December 31, 2002	2001
Cash and cash equivalents with an original maturity of 3 months or less	1,268	4,036
Securities with an original maturity of 3 months or less	74	203
Cash and cash equivalents	**1,342**	**4,239**
Other liquid funds with an original maturity greater than 3 months	49	44
Securities with an original maturity greater than 3 months	6,994	7,861
Securities available for sale	**7,043**	**7,905**
Total	**8,385**	**12,144**

Cash and cash equivalents include checks, cash on hand, balances in Bundesbank accounts and at other banking institutions.

Securities available-for-sale that management does not intend to hold long-term are classified as liquid funds.

The securities' amortized costs, fair values, gross unrealised gains and losses, as well as the maturities of fixed-term securities available-for-sale as of the dates indicated were as follows:

Securities Available for Sale

	December 31, 2002				December 31, 2001			
€ in millions	Amortized cost	Fair value	Gross unrealized loss	Gross unrealized gain	Amortized cost	Fair value	Gross unrealized loss	Gross unrealized gain
Fixed-term securities								
Less than 1 year	876	884	2	10	1,583	1,622	-	39
Between 1 and 5 years	3,315	3,216	122	23	759	787	-	28
More than 5 years	450	1,093	3	646	706	924	1	219
Subtotal	**4,641**	**5,193**	**127**	**679**	**3,048**	**3,333**	**1**	**286**
Non-fixed-term securities	**2,330**	**1,875**	**579**	**124**	**4,858**	**4,731**	**304**	**177**
Total	**6,971**	**7,068**	**706**	**803**	**7,906**	**8,064**	**305**	**463**

In 2002, the amortized costs were written down in the amount of €883 million (2001: €44 million).

The disposal of securities available-for-sale that management does not intend to hold long-term generated proceeds in the amount of €1,304 million (2001: €3,572 million). Realized gains from such disposals in an amount of €13 million (2001: €140 million; realized losses) were recorded in 2002. E.ON uses the specific identification method as a basis for determining cost and calculating realized gains and losses on such disposals.

Non-fixed-term securities include non-marketable securities or investments of €12 million.

(16) Prepaid Expenses and Deferred Income

As in prior years, prepaid expenses in the amount of €53 million (2001: €373 million) mature within one year. Deferred income totaled €1,055 million in 2002 (2001: €816 million), of which €12 million (2001: €474 million) matures within one year.

(17) Capital Stock

The Company's authorized capital stock of €1,799,200,000 consists of 692,000,000 ordinary shares issued without nominal value. The number of outstanding shares as of December 31, 2002, totaled 652,341,876 (2001: 652,079,965).

Pursuant to shareholder resolutions approved at the annual general meeting of shareholders held on May 28, 2002, the Board of Management is authorized to buy back up to 10.0 percent of E.ON AG's outstanding share capital through October 31, 2003. Please see Note 21 for further information on treasury stock.

As of December 31, 2002, E.ON AG held a total of 4,407,169 (2001: 4,669,080) treasury shares in the amount of €259 million (equivalent to 0.6 percent or €11,458,639 of the capital stock). During 2002, the company purchased 241,523 (2001: 61,063,908) shares on the market and sold 503,434 (2001: 361,932) shares to employees at preferential prices. Please refer to Note 10 for further information on stock-based compensation.

An additional 35,250,955 shares of E.ON AG are held by its subsidiaries due to the VEBA-VIAG merger. These shares were acquired and considered treasury shares with no purchase price allocated to them.

Authorized Capital. At the annual general meeting of shareholders on May 25, 2000, the Board of Management was authorized to increase the Company's capital stock by a maximum of €180 million ("Authorized Capital I") through the issuance of new shares in return for cash contributions (with the opportunity to exclude shareholders' subscription rights) as well as to increase the Company's capital stock by a maximum of €180 million ("Authorized Capital II") through the issuance of new shares in return for contributions in kind (with the exclusion of shareholders' subscription rights). Following a capital increase in 2000, Authorized Capital II now amounts to €150.4 million.

In addition, the Board of Management was authorized to increase the Company's capital stock by a maximum of €180 million ("Authorized Capital III") through the issuance of new shares in return for cash contributions. Subject to the Supervisory Board's approval, the Board of Management is authorized to exclude shareholders' subscription rights.

All three capital increases are authorized until May 25, 2005.

Furthermore, conditional capital (with the opportunity to exclude shareholders' subscription rights) in the amount of €75.0 million was authorized until May 25, 2005, to issue bonds with conversion or option rights for E.ON shares. Such bonds may be issued also by companies in which E.ON directly or indirectly holds a majority stake.

Disclosure requirements in conjunction with Germany's Securities Trading Act. On April 5, 2002, Allianz AG, Munich, Germany, informed E.ON that pursuant to Art. 41, Par. 2, Sent. 1 of Germany's Securities Trading Act ("WpHG") it holds 7.64 percent of E.ON's voting rights as of April 1, 2002. Of this total Allianz holds 7.57 percent pursuant to Art. 22, Par. 1, Sent. 1, No. 1 of the WpHG, and 0.06 percent pursuant to Art. 22, Par. 1, Sent. 1, No. 6 of the WpHG.

In addition, pursuant to Art. 21, Par. 1 of the WpHG, the Free State of Bavaria informed E.ON on July 20, 2001 that its share of E.ON's voting rights fell below 5.0 percent as of July 16, 2001. With E.ON's repurchase of 7.4 percent of its own shares taken into account, the Free State of Bavaria now holds 4.86 percent of E.ON's voting rights.

(18) Additional Paid-in Capital

Additional paid-in capital results exclusively from share issuance premiums. As of December 31, 2002, the additional paid-in capital totals €11,402 million (2001: €11,402 million).

(19) Retained Earnings

The following table provides details of retained earnings:

Retained Earnings

€ in millions	December 31, 2002	2001
Legal reserves	45	45
Other retained earnings	13,427	11,750
Total	**13,472**	**11,795**

(20) Other Comprehensive Income

The changes in the components of other comprehensive income and the related tax effects are as follows:

Changes in Other Comprehensive Income

	December 31, 2002			December 31, 2001		
€ in millions	Before tax	Tax benefit/ (expense)	Net-of-tax	Before tax	Tax benefit/ (expense)	Net-of-tax
Currency translation adjustments	-438	-55	-493	-39	-	-39
Plus/(less): reclassification adjustment affecting income	-125	-	-125	-36	-	-36
Unrealized holding gains/(losses) arising during period	-514	-20	-534	-1,766	983	-783
Plus/(less): reclassification adjustment affecting income	1,355	-559	796	63	-35	28
Additional minimum pension liability	-116	35	-81	-381	136	-245
Cash flow hedges	-129	65	-64	-67	16	-51
Total	**33**	**-534**	**-501**	**-2,226**	**1,100**	**-1,126**

(21) Treasury Stock Repurchase Program

As of October 31, 2001, the Company had repurchased on market 76,329,887 Ordinary Shares at an average price of €58.69 per share, representing 10.0 percent of E.ON's total share capital. As of November 13, 2001, E.ON's Board of Management decided to cancel 71,298,875 Ordinary Shares. This decision was approved by the Supervisory Board on December 12, 2001. The Board of Management was authorized, with the approval of the Supervisory Board, to cancel the repurchased shares, without seeking further approval by the general meeting of shareholders. The remaining repurchased shares are used for compensation to employees under various incentive plans. These amendments of the by-laws were entered into the Commercial Register of the Düsseldorf District Court (HRB 22315) on December 27, 2001.

(22) Minority Interests

Minority interests are attributable to the following segments:

Minority Interests

€ in millions	December 31, 2002	2001
E.ON Energie	3,906	3,629
Powergen	139	-
Chemicals	2,071	2,172
Real Estate	366	14
Other/Consolidation	29	547
Total	**6,511**	**6,362**

(23) Provisions for Pensions

E.ON and its subsidiaries maintain defined contribution plans, as well as defined benefit pension plans, a small number of which are part of multi-employer pension plans. Pension benefits are primarily based on compensation and years of service. Most Germany-based employees who joined the Company prior to 1999 participate in a final pay arrangement, under which their retirement benefits depend on their final salary (averaged over the last years of employment) and on years of service. Most employees who joined the Company in or after 1999 are enrolled in a cash balance plan, under which notional contributions based on current earnings are actuarially converted into pension units. To fund these defined benefit plans, the Company sets aside notional contributions and/or accumulates plan assets. For employees in defined contribution pension plans, under which the Company pays fixed contributions to an outside insurer or pension fund, the amount of the benefit depends on the value of each employee's individual pension claim at the time of his or her retirement from the Company.

The liabilities arising from the pension plans and their respective costs are determined using the projected unit credit method in accordance with SFAS 87. The valuation is based on current pensions and earnings and on economic assumptions that have been chosen in order to reflect realistic expectations. In addition, the obligations arising primarily at U.S. companies from health care and other postretirement benefits for certain employees are calculated in accordance with SFAS 106.

The changes in the projected benefit obligation ("PBO"), of which €296 million (2001: €78 million) is related to health care and other benefits, is shown below. The acquisition of Powergen, which resulted in the addition of €5,684 million in related obligations, is mainly responsible for the change shown as "Change in scope of consolidation" in 2002:

Changes in Projected Benefit Obligations

€ in millions	2002	2001
Balance as of January 1	**10,643**	**10,084**
Service cost	187	169
Interest cost	694	599
Change in scope of consolidation	4,982	-248
Prior service cost	21	27
Actuarial (gains)/losses	170	553
Exchange rate differences	-157	35
Other	-54	8
Pensions paid	-670	-584
Balance as of December 31	**15,816**	**10,643**

The amount shown for 2001 was not adjusted for discontinued operations in order to maintain comparability. Accordingly, an adjustment was made to net periodic pension costs.

Changes in Plan Assets		
€ in millions	2002	2001
Balance as of January 1	**1,183**	**977**
Actual return on plan assets	-408	-33
Company contributions	68	20
Employees contributions	11	4
Change in scope of consolidation	4,908	237
Exchange rate differences	-89	33
Pensions paid	-203	-72
Other	7	17
Balance as of December 31	**5,477**	**1,183**

The changes in plan assets, which do not include any shares in E.ON Group companies, are shown at left. The acquisition of Powergen, which resulted in the addition of €4,942 million in related assets, is mainly responsible for the amount shown as "Change in scope of consolidation" in 2002.

Provision for Pensions		
	December 31,	
€ in millions	2002	2001
Funded status	10,339	9,460
Unrecognized actuarial loss	-1,883	-1,324
Unrecognized prior service cost	-72	-68
Unfunded accrued benefit cost	**8,384**	**8,068**
Additional minimum liability	779	680
Provisions for pensions	**9,163**	**8,748**

The funded status—the difference between the PBO and the plan assets—including the reconciliation to the provisions shown on the balance sheet is as at left.

An additional minimum liability is accounted for as an intangible asset in the amount of €70 million as of December 31, 2002 (2001: €58 million). The remaining additional minimum liability in the amount of €709 million (2001: €622 million) is charged against stockholders' equity.

Actuarial gains and losses result from variations in valuation assumptions, differences between the estimated and actual changes in plan assets as well as liabilities and are recognized as provisions for pensions on a delayed basis and amortized over the remaining period.

Provisions for pensions shown on the balance sheet as of December 31, 2002, also include obligations of U.S. companies arising from postretirement health care benefits in the amount of €245 million (2001: €72 million).

Based upon actuarial calculations, the total net periodic pension cost is detailed in the table at right. Amounts for 2001 are adjusted accordingly to reflect effects of discontinued operations.

The net periodic pension cost shown at right includes an amount of €17 million in 2002 (2001: €7 million) for retiree health care benefits. A one-percentage-point increase or decrease in the assumed health care cost trend rate would cause a change in net periodic pension cost of +€2 million or -€2 million, respectively. The resulting accumulated post-retirement benefit obligation would change by +€25 million or -€21 million, respectively.

An additional amount of €23 million in 2002 (2001: €38 million) was incurred for defined contribution pension plans, under which the Company pays fixed contributions to external insurers or similar institutions.

Net Periodic Pension Cost

€ in millions	2002	2001
Employer service cost	176	146
Interest cost	694	514
Expected return on plan assets	-238	-84
Prior service cost	17	18
Net amortization of losses	45	6
Total	**694**	**600**

Effective with the 2000 financial year, the Company began using the Klaus Heubeck biometric tables from 1998 ("Richttafeln 1998"), the current industry standard for calculating company pension obligations in Germany. However, the table's disability incidence rates have been reduced by 20.0 percent to better reflect the Company's specific situation.

Actuarial values of the pension obligations of German subsidiaries were computed based on the assumptions as at right.

Actuarial Assumptions

	December 31,	
Percentages	2002	2001
Discount rate	5.75	5.75
Salary increase rate	2.75	2.75
Expected return on plan assets	5.75	5.75
Pension increase rate	1.25	1.25

(24) Other Provisions

The following table provides details of other provisions:

Other Provisions	December 31,	
€ in millions	2002	2001
Provisions for nuclear waste management (1)	12,279	10,740
Provisions for taxes (2)	2,813	3,970
Provisions for personnel costs (3)	1,621	1,739
Provisions for outstanding invoices (4)	2,533	2,126
Provisions for environmental remediation (5)	675	680
Provisions for land reclamation (6)	330	255
Miscellaneous (7)	4,895	4,543
Total	**25,146**	**24,053**

As of December 31, 2002, €20,043 million of the above provisions mature after more than one year (2001: €17,816 million).

1) Provisions for nuclear waste management

Germany
Provisions for nuclear waste comprise costs for nuclear fuel rods management, nuclear power plant decommissioning, and the disposal of low-level nuclear waste.

The provisions for nuclear waste management stated above are net of advance payments of €800 million in 2002 (2001: €733 million). The advance payments are prepayments to nuclear fuel reprocessors and to other waste-management companies, as well as to governmental authorities relating to reprocessing facilities for spent fuel rods and the construction of permanent storage facilities. Accruals for the costs of nuclear fuel rods management, of nuclear plant decommissioning, and of the disposal of low-level nuclear waste also include the costs for the permanent storage of radioactive waste.

Permanent storage costs include investment, operating and financing costs for the permanent storage facilities in Gorleben and Konrad and include required advance payments for permanent storage facilities made based on data from the German Federal Office for Nuclear Safety *(Bundesamt für Strahlenschutz)*. Each year the Company makes advance payments to the *Bundesamt für Strahlenschutz*.

Furthermore, in calculating the provisions for nuclear waste management, the Company took into account the effects of the nuclear energy agreement reached by the German government and the country's major energy utilities on June 14, 2000, and the related agreement signed on June 11, 2001.

Management of Nuclear Fuel Rods. The requirement for spent nuclear fuel reprocessing and disposal/storage is based on the German Nuclear Power Regulations Act *(Atomgesetz)*. Operators may either reprocess or permanently store nuclear waste.

E.ON Energie has entered into contracts with two large European fuel reprocessing firms, BNFL in the U.K. and Cogema in France, for the reprocessing of all spent nuclear fuel from its German nuclear plants. The delivery of nuclear fuel rods for reprocessing is restricted up until June 30, 2005. The radioactive waste that results from reprocessing will be returned to Germany to be stored in an authorized storage facility.

The accrual for the costs of used nuclear fuel rods reprocessing includes the costs for all components of the reprocessing requirements, particularly

- the costs of transporting spent fuel to the reprocessing firms,
- the costs of fuel reprocessing, as well as
- the costs of outbound transportation of nuclear waste.

The stated cost estimates are based primarily on existing contracts.

Accruals for the costs of permanent storage of used fuel rods primarily include

- contractual costs for procuring intermediate containers,
- estimated costs of intermediate on-site storage at power stations, estimated costs of transporting spent fuel rods to conditioning facilities, conditioning costs, and estimated costs for procuring permanent storage containers.

The accrual for the management of used fuel rods is provided over the period in which the fuel is consumed to generate electricity.

Nuclear Plant Decommissioning. The obligation with regards to the nuclear portion of nuclear plant decommissioning is based on the *Atomgesetz*, mentioned above, while the obligation for the non-nuclear portion depends upon legally binding civil and public regulations, as well as other agreements.

The accrual for the costs of nuclear plant decommissioning includes the expected costs for run-out operation, closure and maintenance of the facility, dismantling and removal of both the nuclear and non-nuclear portions of the plant, conditioning, and temporary and final storage of contaminated waste. The expected decommissioning and storage costs are based upon studies performed by external specialists and are updated regularly. The accrual is provided over the estimated useful life for each nuclear plant according to the nuclear energy agreement reached by the German government and the country's major energy utilities as mentioned above.

Low-Level Nuclear Waste. The accrual for the costs of the disposal of low-level nuclear waste covers all expected costs for the conditioning and final storage of low-level waste that is generated in the operations of the facilities.

Sweden

Under Swedish law, Sydkraft is required to make advance payments to the country's national fund for nuclear waste management. Each year, the Swedish nuclear energy inspection authority calculates the advance payments for the disposal of high-level radioactive waste and nuclear power plant decommissioning based on the amount of electricity produced at the particular nuclear power station. The calculations are then submitted to government offices for approval. Upon approval, corresponding advance payments are made by Sydkraft to the national fund for nuclear waste management and shown as an expenditure.

In the case of low-level and medium-level radioactive waste, a joint venture owned by Swedish nuclear power station operators levies charges annually for the actual waste management costs accrued. Sydkraft shows the corresponding payments to this venture as an expenditure.

United Kingdom and United States

Neither Powergen nor LG&E operates any nuclear power plants. Therefore they are not required to make payments or accruals similar to those described above with respect to Germany.

2) Provisions for taxes

Provisions for taxes mainly consist of domestic and foreign corporate income taxes.

3) Provisions for personnel costs

Provisions for personnel expenses primarily cover provisions for vacation pay, early retirement benefits, anniversary obligations and other deferred personnel costs.

4) Provisions for outstanding invoices

Provisions for outstanding trade invoices represent the recognition of a liability for cost of products or services received or rendered for which a related invoice has not been received or the risk of loss on open purchase contracts.

5) Provisions for environmental remediation

Provisions for environmental remediation refer primarily to rehabilitating contaminated sites, redevelopment and water protection measures, clearing mining sites and recultivating landfills.

6) Provisions for land reclamation

Of the provisions for reclamation, €150 million in 2002 (2001: €151 million) is for potential damages arising from former hard coal mining activities and €176 million (2001: €99 million) for those from lignite mining.

7) Miscellaneous

Miscellaneous items include provisions for sales-related obligations, asset retirement obligations (non-nuclear), disposition-related obligations, litigation risks and tax-related interest expense.

(25) Liabilities

The following table provides details of liabilities as at the dates indicated:

Liabilities

€ in millions	December 31, 2002 Total	Weighted average interest rate (in %)	With a remaining term of up to 1 year	1 to 5 years	over 5 years	December 31, 2001 Total	Weighted average interest rate (in %)	With a remaining term of up to 1 year	1 to 5 years	over 5 years
Bonds (including Medium Term Note program)	13,074	5.9	1,096	2,830	9,148	1,689	4.6	239	1,238	212
Commercial paper	1,903	3.0	1,903	-	-	100	3.4	100	-	-
Bank loans/liabilities to banks	6,552	4.1	2,080	2,547	1,925	9,167	4.8	2,553	3,890	2,724
Liabilities related to banking operations	-	-	-	-	-	1,110	4.1	642	221	247
Bills payable	144	4.3	43	101	-	30	3.4	30	-	-
Other financial liabilities	1,092	3.5	139	436	517	891	4.2	235	484	172
Financial liabilities to banks and third parties	**22,765**		**5,261**	**5,914**	**11,590**	**12,987**		**3,799**	**5,833**	**3,355**
Financial liabilities to affiliated companies	167	3.2	153	4	10	831	3.5	827	4	-
Liabilities to associated companies and other share investments	2,319	2.1	2,261	14	44	2,501	1.8	2,385	38	78
Financial liabilities to group companies	**2,486**		**2,414**	**18**	**54**	**3,332**		**3,212**	**42**	**78**
Financial liabilities	**25,251**		**7,675**	**5,932**	**11,644**	**16,319**		**7,011**	**5,875**	**3,433**
Accounts payable	3,620		3,607	13	-	4,368		4,365	3	-
Liabilities to affiliated companies	188		188	-	-	334		261	-	73
Liabilities to associated companies and other share investments	131		121	-	10	312		311	1	-
Capital expenditure grants	274		21	80	173	290		21	83	186
Construction grants from energy consumers	3,532		152	639	2,741	3,005		100	460	2,445
Advance payments	443		442	1	-	323		310	13	-
Other	5,998		4,393	180	1,425	5,392		3,072	424	1,896
thereof taxes	479		479			918		918	-	-
thereof social security contributions	109		109			170		170	-	-
Operating liabilities	**14,186**		**8,924**	**913**	**4,349**	**14,024**		**8,440**	**984**	**4,600**
Liabilities	**39,437**		**16,599**	**6,845**	**15,993**	**30,343**		**15,451**	**6,859**	**8,033**

In the Consolidated Balance Sheet, liabilities are reported net of the interest portion of non interest-bearing and low-interest liabilities in the amount of €39,036 million (2001: €30,113 million). This interest portion amounts to €401 million (2001: €230 million).

Financial Liabilities. The following is a description of the E.ON Group's material credit arrangements and debt issuance programs. Outstanding amounts under credit lines and bank loans are disclosed in the table above as liabilities to banks. Issuances under a Medium Term Note Program ("MTN program") and Commercial Paper are disclosed in the corresponding line item.

E.ON AG

€1,022 million Multi-Currency Revolving Credit Facility Agreement. E.ON AG and its subsidiary E.ON International Finance B.V. ("E.ON International Finance"), Amsterdam, The Netherlands, (under the unconditional guarantee of the Company) established a revolving credit facility in 1996 that permitted borrowings in an aggregate amount of up to €1,022 million, with no scheduled reduction in credit availability prior to maturity in March 2003. Such borrowings bore interest generally equal to EURIBOR or LIBOR for the respective currency plus a margin of 12.5 basis points. Borrowings may be used for general corporate purposes. This facility was cancelled effective December 13, 2002, when E.ON AG established its new €15 billion syndicated credit facility.

€15 billion Syndicated Multi-Currency Revolving Credit Facility Agreement. E.ON AG and its subsidiaries Hibernia Industriewerte Gesellschaft mit beschränkter Haftung, Düsseldorf, Germany, E.ON International Finance and E.ON UK Finance Ltd., London, U.K., (each under the unconditional guarantee of the Company) established a revolving credit facility on December 13, 2002, that permits borrowings in various currencies in an aggregate amount of up to €15 billion. The facility is divided into Tranche A, a revolving credit facility in the amount of €10 billion, and Tranche B, a revolving credit facility in the amount of €5 billion. Tranche A has an initial maturity of 364 days but includes both an extension option and a term-out option of 364 days each. Amounts raised under Tranche A may be used for general corporate purposes (except for the repayment of commercial paper) and bear interest generally equal to EURIBOR or LIBOR for the respective currency plus a margin of 20 basis points. Tranche B has a maturity of 5 years, and amounts raised under it may be used for refinancing of existing credit facilities and for liquidity back-up. Drawings under this tranche bear interest equal to EURIBOR or LIBOR for the respective currency plus a margin of 25 basis points. As of December 31, 2002, the Company had no borrowings outstanding under this facility.

Bilateral Credit Lines. At year end 2002, E.ON AG had committed short-term credit lines of approximately €480 million (2001: €3,140 million) with maturities of up to one year and variable interest rates of up to 25 basis points above EURIBOR. These credit lines may be used for general corporate purposes. In addition, E.ON AG had several uncommitted short-term credit lines. As of December 31, 2002, the Company had €420 million (2001: €175 million) outstanding under these credit lines.

As of December 31, 2002, E.ON North America Inc. ("E.ON North America"), New York, U.S., a wholly owned subsidiary of E.ON AG, had an USD100 million credit facility. This is an overdraft loan facility to be used for short-term overnight general corporate use. The rate charged on the daily loan balance is 8 basis points over the Federal Funds Rate. There was no outstanding balance under this line at year end 2002 and 2001.

€5 billion Commercial Paper Program. Established in 1994, E.ON AG's commercial paper program was increased in February 2002 to €5 billion. This program allows E.ON AG to periodically issue commercial paper to investors in maturities of up to 729 days. Proceeds from these offerings may be used for general corporate purposes. At December 31, 2002, E.ON AG had issued approximately €1.6 billion (2001: €100 million) in commercial paper, leaving approximately €3.4 billion available under the program.

€20 billion Medium Term Note Program. Established in 1995, the Company's MTN program was increased in August 2002 to €20 billion. This program allows E.ON AG and its wholly owned subsidiaries, E.ON International Finance and E.ON UK plc, London, U.K., under the unconditional guarantee of E.ON AG, to periodically issue debt instruments through syndicated and private placements to investors. On May 17, 2002, E.ON issued its first-ever multi-currency bond in euros and pounds sterling ("GBP") on the international bond markets. At year end 2002, the following bonds were outstanding:

- €4.25 billion issued by E.ON International Finance with a coupon of 5.75 percent and a maturity in May 2009;
- €0.9 billion issued by E.ON International Finance with a coupon of 6.375 percent and a maturity in May 2017;
- €769 million or GBP500 million issued by E.ON International Finance with a coupon of 6.375 percent and a maturity in May 2012; and
- €1.5 billion or GBP0.975 billion issued by E.ON International Finance with a coupon of 6.375 percent and a maturity in June 2032.

None of E.ON AG's credit lines and programs include financial covenants or a rating grid.

E.ON Energie

Bank loans, credit facilities. As of December 31, 2002, E.ON Energie and its subsidiaries had committed short-term credit lines of approximately €778 million with maturities up to 1 year and variable interest rates up to 47.5 basis points above EURIBOR. These credit lines may be used for general corporate purposes. In particular they serve as back-up facilities for letters of credit and bank guarantees. In addition, E.ON Energie had uncommitted short-term credit lines with various banks. €107 million of these lines had been utilized at year end 2002 (2001: €5 million).

Bank loans have been used mainly to finance specific projects or investment programs and include subsidized credit facilities from national and international financing institutions. Bank loans (including short-term credit lines) amount to €2,400 million (2001: €3,442 million).

Included in the above credit facilities are the following arrangements of E.ON Energie's subsidiary Sydkraft:

A USD350 million revolving credit facility was established in 1996 and matures in December 2003. This facility allows Sydkraft to borrow for periods of one to six months at LIBOR for the respective period plus 17.5 basis points. Its main purpose is to back up uncommitted short-term borrowings, but it may also be used for general corporate purposes. As of December 31, 2002, there were no borrowings outstanding (2001: €0 million).

A €51 million revolving credit facility was established in 1998 and matures in March 2005. This facility allows Sydkraft to borrow for periods of one to six months at LIBOR for the respective period plus 14 basis points. Borrowings may be used for general corporate purposes. As of December 31, 2002, there were no borrowings outstanding (2001: €0 million).

In addition Sydkraft has the following debt issuance programs:

A domestic MTN program was established in 1999 and is renewed every year. The maximum allowed outstanding amount is 8 billion Swedish kroner ("SEK") and borrowings can be made up to 15 years against various interest rate structures. The outstanding amount as of December 31, 2002, was €740 million or SEK6,774 million (2001: €826 million or SEK7,687 million).

A domestic commercial paper program was established in 1990 and increased in 1999 to a maximum allowed outstanding amount of SEK3 billion. Borrowings can be made for terms up to 365 days. The outstanding amount as of December 31, 2002, was €249 million or SEK2,285 million (2001: €0 million).

A Euro commercial paper program was established in 1990 with a maximum allowed outstanding amount of USD200 million. Borrowings can be made for terms up to 365 days. The outstanding amount as of December 31, 2002, is approximately €32 million or USD34 million (2001: €0 million).

Powergen

U.K. Operations

GBP1.0 billion and USD1.7 billion Multi-Currency Revolving Credit Facility. In December 2001, Powergen US Holding Ltd., London, U.K., (under Powergen's guarantee) and Powergen UK plc ("Powergen UK"), London, U.K., signed a GBP1.0 billion and USD1.7 billion multi-currency revolving credit facility that was to mature in December 2006. This facility bore interest at variable rates by reference to the relevant LIBOR rate plus a margin of up to 53 basis points. This facility was cancelled on December 13, 2002, owing to E.ON AG's new €15 billion syndicated credit facility.

U.S. Commercial Paper Program. Powergen US Funding LLC ("Powergen US Funding"), Delaware, U.S., (under the guarantee of Powergen) established a USD3.0 billion U.S. commercial paper program in December 2000, allowing the company to periodically issue commercial paper to investors with maturities up to 270 days. Proceeds from the issues can be used for acquisition finance as well as general corporate purposes. As of December 31, 2002, no amount was outstanding under this program.

Euro Commercial Paper Program. Powergen UK established a Euro commercial paper program with an authorized amount up to USD500 million or its equivalent in February 1994. Its proceeds may be used for general corporate purposes. As of December 31, 2002, no amount was outstanding under that program.

Debt falling due within one year. As of December 31, 2002, Powergen and its subsidiaries (excluding LG&E) had the following short-term debt in place:

€385 million or GBP250 million Sterling bond issued by Powergen UK with a coupon of 8.875 percent, maturing in March 2003.

Long-term debt. As of December, 31 2002, Powergen and its subsidiaries (excluding LG&E) had the following long-term debt in place:

- €385 million or GBP250 million Sterling bond issued by Powergen UK with a coupon of 8.5 percent maturing in July 2006.
- €385 million or GBP250 million Sterling bond issued by Powergen UK with a coupon of 6.25 percent maturing in April 2024.
- €500 million Eurobond issued by Powergen UK with a coupon of 5.0 percent maturing in July 2009.
- €393 million or USD410 million Yankee Bond issued by Powergen East Midland, London, U.K., with a coupon of 7.45 percent maturing in May 2007
- €1,008 million or USD1,050 million global U.S. dollar bond issued by Powergen US Funding with a coupon of 4.5 percent maturing in October 2004.

U.S. Operations

Commercial Paper Programs. LG&E has authorized a USD200 million commercial paper program that had no outstanding balance as of December 31, 2002.

LG&E Capital ("LG&E Capital"), Louisville/Kentucky, U.S., has authorized a USD600 million commercial paper program that had no outstanding balance as of December 31, 2002.

Bonds and MTN Programs. LG&E Capital has authorized a MTN program with three series. Series A was authorized for USD500 million, under which €432 million or USD450 million has been issued. Series B was authorized for USD50 million, under which there is no availability after repayment. Series C was authorized for USD500 million, under which €144 million or USD150 million has been issued.

In addition, bonds in the amount of €592 million or USD617 million are outstanding at LG&E, bonds in the amount of €481 million or USD501 million are outstanding at Kentucky Utilities Corp. ("Kentucky Utilities"), Louisville/Kentucky, U.S., and MTNs totaling €432 million or USD450 million are outstanding at LG&E Capital. The LG&E and Kentucky Utilities bonds are collateralized by a lien on substantially all assets of the respective companies.

In addition, at year end 2002, LG&E had short-term and long-term loans totaling €37 million or USD39 million.

Degussa

Multi-Currency Revolving Credit Facility Agreements. Degussa established a revolving credit facility in 1998 that permits borrowings in an aggregate amount of up to €281 million, with no scheduled reduction in credit availability prior to maturity in March 2005. Borrowings may be used for general corporate purposes. No amount was outstanding as of December 31, 2002 (2001: €0 million).

A subsidiary, Degussa Canada Inc., Brampton-Bramalea, Canada, (under Degussa's unconditional guarantee) established a revolving credit facility in 1998 that permits borrowings in an aggregate amount of up to 204 million Canadian dollars ("CAD"), with no scheduled reduction in credit availability prior to maturity in March 2003. Borrowings may be used for general corporate purposes. At the end of December 2002, this facility was drawn in an amount of €45 million or CAD73 million (2001: €102 million or CAD143 million).

Bilateral Credit Lines. At year end 2002, Degussa had committed short-term credit lines from its core domestic and international banks of approximately €1.0 billion with maturities of up to one year. These credit lines may be used for general corporate purposes. As of December 31, 2002, €166 million were utilized (2001: €143 million).

Long-term Loans. At year end 2002, Degussa and its subsidiaries had various long-term loans from financial institutions and banks in a total amount of €604 million (2001: €1,440 million) with maturities of up to 10 years.

Viterra

Bilateral Credit Lines. At year end 2002, Viterra had committed short-term credit lines from various domestic and international banks of approximately €403 million (2001: €407 million) with maturities of up to one year. These credit lines may be used for general corporate purposes (such as bank guarantees). As of December 31, 2002, there were €225 million utilized (2001: €313 million).

Long-term Loans. At year end 2002, Viterra and its subsidiaries had numerous long-term loans from banks and other creditors totaling €2,552 million (2001: €1,691 million) with maturities of up to 10 years. As of December 31, 2002, a nominal amount of €1,801 million of all loans from banks and other creditors was collateralized by mortgages on real estate and a nominal amount of €642 million was collateralized by pledge of company shares.

The interest rates on these financial liabilities vary between 0 and 10 percent (on average, about 4 percent).

As of December 31, 2002, financial liabilities had the following maturities:

Financial Liabilities to Banks and Third Parties by Maturities

€ in millions	Repayment 2003	Repayment 2004	Repayment 2005	Repayment 2006	Repayment 2007	Repayment after 2007	Total
Bonds (incs. MTN programs)	1,096	1,331	137	801	561	9,148	13,074
Commercial paper	1,903	-	-	-	-	-	1,903
Bank loans/liabilities due to banks	2,080	999	547	438	563	1,925	6,552
Bills payable	43	1	-	-	100	-	144
Other financial liabilities	139	35	77	76	248	517	1,092
Financial liabilities to banks and third parties	**5,261**	**2,366**	**761**	**1,315**	**1,472**	**11,590**	**22,765**
Used credit lines	693	-	6	10	-	1	710
Unused credit lines	12,229	-	-	-	5,000	-	17,229
Used and unused credit lines	**12,922**	**-**	**6**	**10**	**5,000**	**1**	**17,939**

Shown below are bonds, commercial paper and liabilities due to banks by effective interest rate:

Bonds, Commercial Paper, Liabilities due to Banks by Maturities

	December 31, 2002					
€ in millions	0-3%	3.1-7%	7.1-10%	10.1-14%	more than 14%	Total
Bonds (incs. MTN programs)	661	11,027	1,385	1	-	13,074
Commercial paper	1,115	788	-	-	-	1,903
Liabilities due to banks	1,395	4,806	327	10	14	6,552

Bank loans summarized as of December 31, 2002 and 2001, respectively, are shown at right.

Collateralized liabilities to banks totaled €2,826 million as of December 31, 2002 (2001: €2,771 million) including €517 million (2001: €497 million) that bear interest rates below market rates.

Bank loans that bear interest below market rates have been granted mainly to the Real Estate division for financing residential rental real estate. In return, rents below the prevailing market rates are offered to the credit grantor for occupancy rights. Due to these conditions, such loans appear at present value on the balance sheet. The difference resulting from discounting is reported under deferred income and released in subsequent years as rental income. The interest on the liabilities results in increased interest expense.

Financial liabilities include non interest-bearing and low-interest liabilities in the amount of €696 million in 2002 (2001: €748 million).

Operating Liabilities. Operating liabilities in the amount of €14,186 million (2001: €13,267 million) are non interest-bearing.

Capital expenditure grants of €274 million (2001: €290 million) are paid primarily by customers in the electricity division for capital expenditures made on their behalf, while E.ON retains the assets. The grants are non-refundable and are recognized in other operating income over the period of the depreciable lives of the related assets.

Construction grants of €3,533 million (2001: €3,005 million) are paid by customers of the electricity division for costs of connections according to the generally binding linkup terms. The grants are generally non-refundable and are recognized as sales according to the useful live of the related assets.

Bank Loans

€ in millions	December 31, 2002	December 31, 2001
Bank loans collateralized by mortgages on real estate	1,676	1,465
Other collateralized bank loans	1,150	1,306
Uncollateralized bank loans, drawing on credit lines, short-term loans	3,726	6,396
Total	**6,552**	**9,167**

Operating liabilities also include the negative fair values of derivative financial instruments of €1,982 million (2001: €819 million), E.ON Benelux's cross-border lease transactions for power stations amounting to €1,235 million (2001: €1,470 million) and accrued interest payable of €613 million (2001: €103 million).

Related Parties. Jointly-owned nuclear power plants and related companies that are accounted for under the equity method or at cost have payables in the amount of €1,696 million (2001: €1,796 million) that mainly comprise loans with interest rates between 1 and 1.95 percent and no fixed maturity. The Company purchases nuclear energy from these entities under a cost plus fee agreement. Cost of goods sold includes €102 million in 2002 (2001: €233 million) related to those purchases. The above represent mainly non-cash transactions.

Also included in financial liabilities to associated companies at year end 2002 is a loan from the equity investee AV Packaging in the amount of €476 million (2001: €13 million) with no fixed maturity and an interest rate determined by reference to overnight money market loans.

(26) Contingencies and Commitments

E.ON is subject to contingencies and commitments involving a variety of matters, including different types of guarantees, litigation and claims (as discussed in Note 27), long-term contractual and legal obligations and other commitments.

Financial Guarantees. The Company's financial guarantees at December 31, 2002 principally comprise nuclear-energy-related items which are described below. Financial guarantees also include obligations to creditors of related parties and third parties (maximum potential undiscounted future payments of €866 million) with specified terms up to 2009. €573 million of this amount involves guarantees issued on behalf of related parties, of which €205 million does not have a fixed term. The Company has recorded provisions of €50 million as at year end 2002 with respect to all financial guarantees.

Pursuant to the amendments of the *Atomgesetz* ("AtG") and the amendments to the Regulation regarding the Provision for Coverage of the AtG (*Atomrechtliche Deckungsvorsorge-Verordnung* or "AtDeckV") on April 27, 2002, German nuclear power station operators are required to provide nuclear accident liability coverage of up to €2.5 billion per accident.

Until December 31, 2002, standard insurance policies were in place to cover damages of up to €102.3 million. Damages that exceed this amount were covered up to €255.6 million per accident by an institution called *Nuklear Haftpflicht Gesellschaft bürgerlichen Rechts ("Nuklear Haftpflicht GbR").* Group companies have agreed to provide that their subsidiaries operating nuclear power stations maintain a level of liquidity that would enable them at all times to meet their obligations as members of the *Nuklear Haftpflicht GbR,* in proportion to their shareholdings in nuclear power stations. Beginning January 1, 2003, a standardized insurance facility for an amount of €255.6 million was set up. The coverage through the *Nuklear Haftpflicht GbR* ceased at January 1, 2003.

To provide liability coverage for the additional €2,244.4 million required by the above-mentioned amendments, E.ON Energie and the other parent companies of German nuclear power station operators reached a Solidarity Agreement *(Solidarvereinbarung)* on July 11, July 27, August 21, and August 28, 2001. If an accident occurs, the Solidarity Agreement calls for the nuclear power station operator liable for the damages to receive—after the operator's own resources and those of its parent company are exhausted—financing sufficient for the operator to meet its financial obligations. Under the Solidarity Agreement, E.ON Energie's share of the liability coverage is 40.6 percent (January 1, 2003: 43.0 percent) and an additional 5 percent charge for the administrative costs of processing damage claims.

In accordance with Swedish law, Sydkraft has issued guarantees to governmental authorities. The guarantees were issued to cover possible additional costs related to the disposal of high-level radioactive waste and to nuclear power plant decommissioning. These costs could arise if actual costs exceed accumulated funds. In addition, Sydkraft is also responsible for eventual costs related to the disposal of low-level radioactive waste if actual waste management costs exceed the advance payments Sydkraft has made in the past to a joint venture owned by Swedish nuclear power station operators.

Neither Powergen nor LG&E operates nuclear power plants and therefor does not have related contingent liabilities.

Indemnification Agreements. Disposition agreements concluded throughout the Group include indemnifications and other guarantees (maximum potential undiscounted future payments of €5,663 million) with terms up to 2041 in accordance with contractual arrangements and local legal requirements. These typically relate to customary guarantees, environmental damages and taxes. Sometimes it is not possible to reliably estimate a maximum obligation because there is no maximum liability specified in the contract. Examples include customary guarantees in certain contracts, as well as certain environmental and tax indemnities. In many cases the buyer is required to either share costs or cover a certain amount of costs before the Company is required to make any payments. Some obligations are to be covered first by insurance contracts or provisions of the disposed companies. The Company has recorded provisions of €287 million at year end 2002 with respect to all indemnities and other guarantees included in disposition agreements. Guarantees given by companies that were later sold by E.ON AG (or VEBA AG and VIAG AG before their merger) are included in the final sales contracts in the form of indemnities *(Freistellungen).*

Indirect Guarantees of Indebtedness of Others. Indirect guarantees include obligations in connection with cross-border leasing transactions (maximum potential undiscounted future payments of €535 million) with terms up to 2010. Furthermore, indirect guarantees include obligations to provide financial support to related parties with respect to certain loan agreements (maximum potential undiscounted future payments of €218 million) and have terms up to 2028.

Other Guarantees. Other guarantees include contingent purchase consideration (maximum potential undiscounted future payments of €36 million) with an effective period through 2005 and product warranties (€72 million included in provisions as of December 31, 2002).

As of December 31, 2001, prior to adoption of FIN 45 disclosure requirements, the Company reported guarantees of €2,571 million, including *Bürgschaften* of €625 million. These amounts do not include the nuclear power related guarantees in Germany and Sweden.

Long-term Contractual and Legal Obligations. As of December 31, 2002, long-term contractual obligations related to jointly operated power plants exist to purchase fixed quantities of electricity. The purchase price of electricity from jointly operated power plants is determined by the supplier's production cost plus a profit margin that is generally calculated on the basis of an agreed return on capital. Additional contractual obligations refer to operators of wind-driven power plants to whom a regulated remuneration at fixed minimum prices must be paid in accordance with the *Erneuerbare-Energien-Gesetz ("EEG")* and *Kraft-Wärme-Kopplungs-Gesetz ("KWKG")*.

Long-term contractual obligations have also been entered into by E.ON Energie in connection with the reprocessing and storage of spent fuel elements. Respective prices are based on prevailing market conditions.

Purchase commitments for the remaining term of the aforementioned long-term contractual obligations total €4,586 million (2001: €2,532 million) as of December 31, 2002, and are as follows:

Purchase Commitments	
€ in millions	
2003	499
2004	466
2005	443
2006	347
2007	297
Thereafter	2,534
Total	**4,586**

Also, additional customary long-term fuel procurement contracts exist.

Other Commitments. Other commitments arising from rental, tenancy and leasing agreements are due as follows:

Rental, Tenancy and Lease Agreements	
€ in millions	
2003	154
2004	132
2005	114
2006	99
2007	92
Thereafter	969
Total	**1,560**

Expenses arising from such contracts are reflected in the Consolidated Statements of Income and amounted to €133 million in 2002 (2001: €95 million).

Other commitments in the amount of €735 million in 2002 (2001: €1,574 million) include commitments for capital expenditures for expansion and replacements and environmental protection measures, commitments to grant loans of €85 million (2001: €102 million), and other contracted but not yet effective investments in financial assets.

The E.ON Energie segment has made a cash offer to minority shareholders of E.ON Bayern and Contigas. As further discussed in Note 4, in October 2001 E.ON Energie also concluded a put option agreement which allows the minority shareholder to exercise its right to sell its remaining stake in Sydkraft to E.ON Energie for approximately €2 billion through the end of 2005. Furthermore, E.ON Energie has concluded put option agreements related to various acquisitions which allow other shareholders to exercise rights to sell their remaining stakes for an aggregate total of approximately €1.2 billion. In the real estate segment, Viterra has concluded a non-cancelable option agreement with the other shareholders of Deutschbau. This agreement conditionally requires Viterra to purchase part or all of the interests of those shareholders for €409 million subject to certain adjustments. The agreement also includes a purchase option for Viterra. Neither option can be exercised until on or after September 30, 2007.

(27) Litigation and Claims

Various legal actions, including lawsuits for product liability or for alleged price-fixing agreements, governmental investigations, proceedings and claims are pending or may be instituted or asserted in the future against the Company. Since litigation or claims are subject to numerous uncertainties, their outcome cannot be ascertained; however, in the opinion of management, the outcome of these matters will not have a material adverse effect upon the financial condition, results of operations or cash flows of the Company.

In the wake of the various corporate restructurings of the past several years, shareholders have filed a number of claims *(Spruchstellenverfahren)*. The claims contest the adequacy of share exchange ratios or cash settlements paid to former shareholders of the acquired companies. The claims impact the Company's Energy, Chemicals and the former Distribution/Logistics segment, as well as the VEBA-VIAG merger. Because the share exchange ratios and settlements were determined by outside experts and reviewed by independent auditors, E.ON believes that the exchange ratios and settlements are correct. In the Chemical segment a provision of €120 million was provided for relating to the pending antitrust and civil court proceedings relating to alleged price-fixing agreements.

(28) Supplemental Disclosure of Cash Flow Information

The following table provides supplemental disclosure of cash flow information:

Supplemental Disclosure of Cash Flow Information

€ in millions	2002	2001
Cash paid during the year for		
Interest, net of amounts capitalized	918	1,075
Income taxes, net of refunds	1,191	1,950
Non-cash investing and financing activities		
Exchange and contribution of assets as part of acquisitions	167	-
Acquisition of Hein Gas (61.85%)	-	514
Merger of Degussa-Hüls and SKW Trostberg	-	559

The deconsolidation of shareholdings and business units resulting from divestments led to reductions of €20,900 million (2001: €6,912 million) related to assets and €14,535 million (2001: €4,186 million) related to provisions and liabilities. Liquid funds divested herewith amounted to €1,373 million (2001: €188 million).

Cash provided by operating activities increased from €2.7 billion in 2001 to €3.7 billion in 2002 reflecting the Company's focus on its core energy businesses.

Reasons for the significant increase in operating cash flows include the continuation of cost management programs, a modest increase in German electricity prices and improvements in the management of working capital, as well as changes in the scope of consolidation.

The significant increase in investments of €17.3 billion compared with the prior year resulted largely from the acquisition of Powergen, Ruhrgas shares and the retail business of TXU Europe. The investments were principally financed by proceeds from the sale of non-core businesses such as VEBA Oel, VAW and Stinnes and proceeds from new and existing debt programs, as well as from existing cash resources.

Payments for acquisitions of subsidiaries during the current year amount to €12,758 million (2001: €3,387 million). Liquid funds acquired herewith amount to €819 million (2001: €1,348 million). These purchases resulted in assets amounting to €31,018 million (2001: €14,291 million), as well as provisions and liabilities totaling €18,260 million (2001: €9,788 million).

(29) Derivative Financial Instruments

Strategy and Objectives. During the normal course of business, the Company is exposed to foreign currency risk, interest rate risk, and commodity price risk. These risks create volatility in earnings, equity, and cash flows from period to period. The Company makes use of derivative instruments in various strategies to eliminate or limit these risks.

The Company's policy generally permits the use of derivatives if they are associated with underlying assets, forecasted transactions, or legally binding rights or obligations. Some companies in the E.ON Energie and Powergen divisions also engage in the proprietary trading of energy contracts within the risk management guidelines described below.

E.ON AG has enacted general risk management guidelines for the use of derivative instruments which constitute a comprehensive framework for the Company. Each reporting unit has also adopted industry-specific risk management guidelines for commodities to manage the appropriate risks arising from their respective activities. The reporting units' guidelines operate within the general risk management framework of E.ON AG. As part of the Company's framework for interest rate and foreign currency risk management, an enterprise-wide reporting system is used to monitor each reporting unit's exposures to these risks and their long-term and short-term financing needs. The creditworthiness of these counterparties is monitored on a regular basis.

Energy trading activities are subject to the Company's risk management guidelines. The reporting units involved in such activities enter into energy trading contracts for the following purposes: price risk management, system optimization, load balancing and margin improvement. Proprietary trading is only allowed within strict limits, which are established and monitored by a board independent from the trading operations. Limits used mainly include Value at Risk figures, as well as volume and credit limits. Additional key elements of the risk management are the clear division of duties between trading, settlement and control as well as a risk reporting independent from the trading.

Hedge Accounting in accordance with SFAS 133 is used primarily for interest rate derivatives regarding hedges of long-term debts, for foreign currency derivatives regarding hedges of investments in foreign operations ("Hedge of a net investment in a foreign operation") and long-term debts in foreign currency, and for commodities used to hedge forecasted cash flows from the planned sale of electricity.

Fair Value Hedges. The Company generally seeks to maintain a desired level of floating-rate assets and debt. To this end, the Company uses interest rate and cross-currency interest rate swaps to manage interest rate and foreign currency risk arising from long-term loans and debt obligations denominated in euros and foreign currencies (principally USD and GBP). Gains and losses on these hedges are classified as other income or other expense. The ineffective portion of fair value hedges as of December 31, 2002 resulted in a gain of €1.3 million (2001: €4.2 million).

Cash Flow Hedges. Interest rate and cross currency swaps are concluded to hedge the interest rate risk arising from floating-rate debt issued by the Company and its reporting units. By using these swaps, the Company pursues its strategy to hedging payments in foreign currency and in euros from interest-bearing long-term loans and debt obligations in the functional currency of the respective E.ON company by using cash flow hedge accounting. To reduce cash flow fluctuations due to the forecasted sale of electricity at variable spot prices futures and forward contracts are concluded and accounted for using cash flow hedge accounting.

As of December 31, 2002, maturities of floating-rate debt designated as foreign currency cash flow hedges were up to 4 years (2001: 8 years) and up to 18 years (2001: 7 years) for interest rate cash flow hedges. Commodity cash flow hedges have maturities of up to 2 years.

The amount of ineffectiveness for cash flow hedges recorded for the year ended December 31, 2002, was a loss of €0.1 million (2001: €6.9 million loss). For the year ended December 31, 2002, reclassifications from accumulated other comprehensive income for cash flow hedges resulted in a loss of €9.8 million (2001: €14.5 million loss). The Company estimates that reclassifications from accumulated other comprehensive income for cash flow hedges in the next twelve months will result in a loss of €162.2 million. Gains and losses are classified as other income or other expense.

Net Investment Hedges. The Company uses foreign currency loans, forwards and currency swaps to protect the value of its investments in its foreign operations denominated in foreign currencies to an increasing extent. For the year ended December 31, 2002, the Company recorded a loss of €237.5 million (2001: €25.8 million loss) in the form of a cumulative translation adjustment (a component of accumulated other comprehensive income within stockholders' equity) related to net investment hedges.

Valuation of Derivative Instruments. The fair value of derivative instruments is sensitive to movements in underlying market rates and other relevant variables. The Company monitors the fair value of derivative instruments on a periodic basis. Fair values for each derivative financial instrument are determined as being equal to the price at which one party would assume the rights and duties of another party, and calculated using common market valuation methods with reference to available market data as of the balance sheet date.

The following is a summary of the methods and assumptions for the valuation of utilized derivative financial instruments in the Consolidated Financial Statements.

- Currency, electricity, gas, oil and coal forward contracts, as well as swaps, are valued separately at future rates or market prices as of the balance sheet date. The fair values of spot and forward contracts are based on spot prices that consider forward premiums or discounts from quoted prices in the relevant markets.
- Market prices for currency, electricity and gas options are valued using standard option pricing models commonly used in the market. The fair value of caps, floors, and collars are determined on the basis of quoted market prices or on calculations based on option pricing models.
- The fair values of existing instruments to hedge interest rate risk are determined by discounting future cash flows using market interest rates over the remaining term of the instrument. Discounted cash values are determined for interest rate and cross currency swaps for each individual transaction as of the balance sheet date. Interest exchange amounts are considered with an effect on current results at the date of payment or accrual. Fair values for interest rate options are determined on the basis of quoted market prices or on calculations based on option pricing models.
- Exchange-traded energy future and option contracts are valued individually at daily settlement prices determined on the futures markets that are published by their respective clearing houses. Paid initial margins are disclosed under other assets. Variation margins received or paid during the term of such contracts are stated under other liabilities or other assets, respectively, and are accounted for with an impact on earnings at settlement or realization, respectively.
- Certain long term energy trading contracts are valued by the usage of valuation models which include average probabilities and take into account individual contract details and variables.

The following tables summarize the fair and nominal value of the Company's derivative instruments as of the dates indicated.

Total Volume of Foreign Currency and Interest Rate Derivatives

€ in millions (Remaining maturities)		Total volume of derivative financial instruments			
		December 31, 2002		December 31, 2001	
		Nominal value	Fair value[1]	Nominal value	Fair value[1]
FX forward transactions					
Buy		4,486.9	-199.4	2,095.4	35.3
Sell		8,605.8	317.5	2,935.9	-48.5
FX currency options					
Buy		313.2	-20.8	896.4	7.2
Sell		-	-	28.6	1.7
Subtotal		**13,405.9**	**97.3**	**5,956.3**	**-4.3**
Cross currency swaps					
	up to 1 year	162.8	18.4	67.0	-11.9
	1 year to 5 years	2,885.2	75.8	1,892.0	73.9
	more than 5 years	5,810.9	21.3	211.8	-3.4
Interest rate/cross currency swaps					
	up to 1 year	51.1	-0.7	253.4	37.8
	1 year to 5 years	278.4	21.4	629.7	20.0
	more than 5 years	-	-	-	-
Subtotal		**9,188.4**	**136.2**	**3,053.9**	**116.4**
Interest rate swaps					
Fixed rate payer					
	up to 1 year	545.9	-12.6	118.7	-1.1
	1 year to 5 years	2,378.6	-85.2	2,129.8	-25.3
	more than 5 years	1,173.8	-46.4	319.7	-13.2
Fixed rate receiver					
	up to 1 year	559.1	7.5	56.8	0.2
	1 year to 5 years	1,184.6	56.1	391.1	15.2
	more than 5 years	1,368.9	78.1	128.4	3.3
Subtotal		**7,210.9**	**-2.5**	**3,144.5**	**-20.9**
Interest rate options					
Buy	up to 1 year	-	-	-	-
	1 year to 5 years	218.4	0.2	253.2	-0.5
	more than 5 years	-	-	-	-
Sell	up to 1 year	-	-	-	-
	1 year to 5 years	218.4	-3.0	36.3	-0.1
	more than 5 years	-	-	-	-
Subtotal		**436.8**	**-2.8**	**289.5**	**-0.6**
Total		**30,242.0**	**228.2**	**12,444.2**	**90.6**

[1]Fair value deviation from nominal value.

The above table does not include the figures related to discontinued operations, namely the amounts related to VAW as per December 31, 2001. The VAW nominal volume amount in the foreign exchange area is €1,369 million as per December 31, 2001, and the fair value amount was -€35.5 million as per December 31, 2001. The VAW nominal volume amount in the interest rate area amounted to €201 million as per December 31, 2001, and the fair value amount was -€4.3 million as per December 31, 2001. The above table includes both derivatives which qualify for SFAS 133 hedge accounting treatment and those that do not qualify.

Total Volume of Electricity, Gas, Coal and Oil Related Financial Derivatives

€ in millions (Remaining maturities)	December 31, 2002 Nominal value	December 31, 2002 Fair value[1]	thereof Trading December 31, 2002 Nominal value	thereof Trading December 31, 2002 Fair value[1]	December 31, 2001 Nominal value	December 31, 2001 Fair value[1]
Electricity forwards/Energy contracts subject to EITF 98-10						
up to 1 year	8,796.1	-159.1	7,385.2	-124.2	6,524.1	2.8
1 year to 3 years	2,044.8	-37.3	1,435.0	-21.9	1,184.4	1.6
4 years to 5 years	46.0	0.5	36.3	-0.4	-	-
more than 5 years	16.0	0.1	-	-	-	-
Subtotal	**10,902.9**	**-195.8**	**8,856.5**	**-146.5**	**7,708.5**	**4.4**
Electricity swaps						
up to 1 year	24.0	-24.2	24.0	-24.2	1,529.9	-26.4
1 year to 3 years	17.8	-2.4	17.8	-2.4	799.3	-21.3
4 years to 5 years	-	-	-	-	-	-
more than 5 years	-	-	-	-	-	-
Subtotal	**41.8**	**-26.6**	**41.8**	**-26.6**	**2,329.2**	**-47.7**
Electricity options						
up to 1 year	242.4	2.3	242.4	2.3	1,105.3	5.3
1 year to 3 years	239.6	-0.1	232.5	0.5	33.3	3.4
4 years to 5 years	-	-	-	-	-	-
more than 5 years	-	-	-	-	-	-
Subtotal	**482.0**	**2.2**	**474.9**	**2.8**	**1,138.6**	**8.7**
Exchange traded electricity forwards						
up to 1 year	2,760.4	-212.3	2,105.4	204.0	108.5	-1.9
1 year to 3 years	940.3	-54.2	411.0	15.5	105.0	-0.5
4 years to 5 years	-	-	-	-	-	-
more than 5 years	-	-	-	-	-	-
Subtotal	**3,700.7**	**-266.5**	**2,516.4**	**219.5**	**213.5**	**-2.4**
Exchange traded electricity options						
up to 1 year	111.1	-2.7	111.1	-2.7	-	-
1 year to 3 years	313.0	-6.2	295.8	-1.6	-	-
4 years to 5 years	-	-	-	-	-	-
more than 5 years	-	-	-	-	-	-
Subtotal	**424.1**	**-8.9**	**406.9**	**-4.3**	**-**	**-**
Coal forwards and swaps						
up to 1 year	37.9	3.6	-	-	8.9	-0.2
1 year to 3 years	38.7	0.6	-	-	-	-
4 years to 5 years	-	-	-	-	-	-
more than 5 years	-	-	-	-	-	-
Subtotal	**76.6**	**4.2**	**-**	**-**	**8.9**	**-0.2**
Carryover	**15,628.1**	**-491.4**	**12,296.5**	**44.9**	**11,398.7**	**-37.2**

[1]Fair value deviation from nominal value.

Total Volume of Electricity, Gas, Coal and Oil Related Financial Derivatives

€ in millions (Remaining maturities)	December 31, 2002 Nominal value	December 31, 2002 Fair value[1]	thereof Trading December 31, 2002 Nominal value	thereof Trading December 31, 2002 Fair value[1]	December 31, 2001 Nominal value	December 31, 2001 Fair value[1]
Carryover	**15,628.1**	**-491.4**	**12,296.5**	**44.9**	**11,398.7**	**-37.2**
Oil derivatives						
up to 1 year	167.2	9.5	-	-	-	-
1 year to 3 years	51.2	0.4	-	-	-	-
4 years to 5 years	-	-	-	-	-	-
more than 5 years	-	-	-	-	-	-
Subtotal	**218.4**	**9.9**	**-**	**-**	**-**	**-**
Gas forwards						
up to 1 year	3,290.4	1.9	3,290.4	1.9	-	-
1 year to 3 years	1,047.9	-4.1	1,047.9	-4.1	-	-
4 years to 5 years	42.3	0.2	42.3	0.2	-	-
more than 5 years	-	-	-	-	-	-
Subtotal	**4,380.6**	**-2.0**	**4,380.6**	**-2.0**	**-**	**-**
Gas swaps						
up to 1 year	146.4	7.2	4.6	0.2	31.7	-2.3
1 year to 3 years	52.5	-4.1	-	-	-	-
4 years to 5 years	26.1	-2.3	-	-	-	-
more than 5 years	18.4	-1.2	-	-	-	-
Subtotal	**243.4**	**-0.4**	**4.6**	**0.2**	**31.7**	**-2.3**
Gas options						
up to 1 year	31.7	2.9	19.0	2.4	-	-
1 year to 3 years	-	-	-	-	-	-
4 years to 5 years	-	-	-	-	-	-
more than 5 years	-	-	-	-	-	-
Subtotal	**31.7**	**2.9**	**19.0**	**2.4**	**-**	**-**
Total	**20,502.2**	**-481.0**	**16,700.7**	**45.5**	**11,430.4**	**-39.5**

[1]Fair value deviation from nominal value.

The above table does not include the figures related to discontinued operations, namely the amounts related to VAW as per December 31, 2001. The VAW nominal volume amount in the commodity area is €1,449 million as per December 31, 2001 and the fair value amount was -€1.1 million as per December 31, 2001.

Due to the sale of VEBA Oel, oil-related financial derivatives with a nominal amount of €811.5 million and a fair value amount of €3.9 million at December 31, 2001, are not included in the figures above.

Counterparty Risk From the Use of Derivative Financial Instruments. The Company is exposed to credit (or repayment) risk and market risk through the use of derivative instruments. If the counterparty fails to fulfill its performance obligations under a derivative contract, the Company's credit risk will equal the positive market value in a derivative. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, assumes no repayment risk.

In order to minimize the credit risk in derivative instruments, the Company enters into transactions with high quality counterparties which include financial institutions, commodities exchanges, energy distributors and broker-dealers that satisfy the Company's established credit approval criteria. Derivative transactions are generally executed on the basis of standard agreements that allow all outstanding transactions with contracting partners to be offset. Exchange traded electricity forward and option contracts with a nominal value of €4,125 million as of December 31, 2002, bear no counterparty risk. The credit ratings of all derivative counterparties are reviewed on a regular basis using the Company's established credit approval criteria. The reporting units involved in electricity, gas, coal and oil related derivatives also perform thorough credit checks and monitor counterparties' creditworthiness on a regular basis. In exceptional cases, collateral is required.

In summary, as of December 31, 2002, the Company's derivative financial instruments had the following credit structure and lifetime. The netting of transactions with positive and negative outstanding market values is not shown in the table below.

Rating of Counterparties

Standard & Poor's and/or Moody's	December 31, 2002							
	Total		Up to 1 year		1 to 5 years		More than 5 years	
€ in millions	Nominal value	Counter-party risk[2]	Nominal value	Counter-party risk[2]	Nominal value	Counter-party risk[2]	Nominal value	Counter-party risk[2]
AAA and Aaa	1,996.7	43.4	1,069.8	24.0	826.9	19.3	100.0	0.1
AA+ and Aaa or AAA and Aa1 bis AA- and Aa3	19,296.2	594.5	7,728.3	156.0	4,143.9	75.2	7,424.0	363.3
AA- and A1 or A+ and Aa3 through A or A2	13,952.8	349.8	9,490.3	261.9	3,712.5	83.7	750.0	4.2
Other[1]	11,373.7	207.2	8,714.4	162.5	2,545.3	44.0	114.0	0.7
Total	**46,619.4**	**1,194.9**	**27,002.8**	**604.4**	**11,228.6**	**222.2**	**8,388.0**	**368.3**

[1]In addition, other mainly includes domestic counterparties which are not rated by either Standard & Poor's and/or Moody's.
[2]Counterparty risk is calculated as the sum of positive market values without netting negative results.

(30) Non-Derivative Financial Instruments

The Company estimates the fair value of its non-derivative financial instruments using available market information and appropriate valuation methodologies. The interpretation of market data to generate estimates of fair value requires considerable judgment. Accordingly, the estimates are not necessarily indicative of the amounts the Company would realize for its non-derivative financial instruments under current market conditions.

The estimated fair value of non-derivative financial instruments at December 31, 2002 and 2001, is summarized as at left.

Non-Derivative Financial Instruments

	December 31, 2002		December 31, 2001	
€ in millions	Book value	Fair value	Book value	Fair value
Assets				
Loans	2,048	2,052	2,798	2,833
Securities	8,587	8,587	9,755	10,459
Financial receivables and other financial assets	1,847	1,847	1,444	1,444
Liquid funds	1,317	1,317	4,080	4,080
Total	**13,799**	**13,803**	**18,077**	**18,816**
Liabilities				
Financial liabilities	24,850	25,352	16,089	16,059

The Company used the following methods and assumptions to estimate the fair value of each class of financial instruments whose value it is practicable to estimate:

The carrying value of cash and cash equivalents is a reasonable estimate of their fair value. The Company calculates the fair value of loans and other financial instruments by discounting the future cash flows by the current interest rate for comparable instruments. The fair value of funds and non-marketable securities is based on their quoted market prices or other appropriate valuation techniques.

Fair values for financial liabilities are estimated by discounting expected cash flows, using market interest rates currently available for debt with similar terms and remaining maturities. The carrying value of commercial paper and borrowings under revolving credit facilities is assumed to approximate fair value due to the short maturities of these instruments.

The Company believes that the overall credit risk related to its non-derivative financial instruments is insignificant.

(31) Segment Information

The reportable segments are presented in line with the Company's internal organizational and reporting structure based on products and services. The key businesses are Energy, Chemicals, and Real Estate. The Company's core energy business consists of two segments, E.ON Energie and Powergen. The Other/Consolidation segment comprises the Company's remaining shareholdings, E.ON AG, and effects from consolidation.

Reportable Segments in 2002

- E.ON Energie was formed on July 14, 2000, by the PreussenElektra-Bayernwerk merger. E.ON Energie supplies electricity and gas and related services in Continental Europe, including Scandinavia.
- The takeover of Powergen was completed on July 1, 2002. Powergen operates as a fully integrated energy service provider, in the U.K. as Powergen UK and in the U.S. as LG&E Energy. TXU's U.K. retail business acquired on October 21, 2002, is an integral part of Powergen UK. Powergen UK became a fully consolidated E.ON division on July 1, 2002.
- The Chemicals division consists of Degussa, which was formed on February 9, 2001, by the merger of two specialty chemicals companies, Degussa-Hüls and SKW Trostberg. The Company has initiated the disposal of Degussa consistent with its strategy of focusing on its core energy business. Note 33 provides more information about the disposal.
- Real Estate consists of Viterra, which realigned its strategy in 2002. Viterra now concentrates on the core business of residential real estate and on the start-up business of real estate development. Viterra intends to withdraw from its other businesses.

Changes in the Reporting Structure. The E.ON Group's reporting structure has changed compared with the prior year.

The Company's telecommunications activities, which in the prior year were reported as a separate segment, comprise Connect Austria and Bouygues Telecom, both wireless communications companies. In early 2003, E.ON reached an agreement to dispose of its interest in Bouygues Telecom. Furthermore, E.ON has accounted for Connect Austria at equity since January 1, 2002. For these reasons, the Company considers its telecommunication activities to be of minor significance and reports them under Other/Consolidation.

The Distribution/Logistics segment ceased to exist in September 2002 with the sale of Stinnes. Klöckner & Co., which was also reported in this segment, was sold in October 2001 and is therefore included in the Other/Consolidation segment until the date of its disposal.

The Company's discontinued operations encompass the following segments and partial entities:

VEBA Oel, Stinnes, VAW, and MEMC; the following Chemicals business units: Gelatin, SKW Piesteritz, Persulfate, Textile Additives, Viatris, Degussa Bank and Zentaris; and Real Estate's Energy Services business unit. Please see Note 4 for further details on these changes in the reporting structure.

The segments' sales, earnings, and investment figures for 2002 and 2001 have been adjusted for the affects of discontinued operations.

Pursuant to SFAS 142, goodwill and intangible assets with indefinite useful lives are no longer periodically amortized. The prior-year figures in the Company's segment reporting were not adjusted for effects resulting from the application of SFAS 142.

Segment information by division for periods indicated is as follows. As mentioned above, the results in 2001 include goodwill amortization charges:

Segment Information by Division

	E.ON Energie		Powergen		Chemicals		Real Estate		Other/ Consolididation		E.ON affiliated group	
€ in millions	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
External sales	19,481	16,178	4,476	-	11,745	16,269	1,216	852	141	3,974	37,059	37,273
Intersegment sales	37	49	-	-	20	68	10	23	-67	-140	-	-
Total sales	**19,518**	**16,227**	**4,476**	**-**	**11,765**	**16,337**	**1,226**	**875**	**74**	**3,834**	**37,059**	**37,273**
Depreciation, amortization and write-downs	1,632	1,989	307	-	811	1,134	175	116	23	190	2,948	3,429
Interest expense, net	-292	-68	-130	-	-281	-360	-184	-101	45	-9	-842	-538
Internal operating profit	**2,855**	**1,971**	**329**	**-**	**655**	**507**	**203**	**154**	**-152**	**50**	**3,890**	**2,682**
thereof earnings from companies accounted for at equity	461	415	44	-	38	39	2	10	58	301	603	765
Investments	**6,140**	**4,027**	**3,094**	**-**	**1,114**	**2,042**	**386**	**127**	**13,448**	**713**	**24,182**	**6,909**
Companies accounted for at equity	880	755	-	-	6	2	-	-	94	-	980	757
Other financial assets	3,641	2,209	2,546	-	107	691	276	38	13,385	381	19,955	3,319
Other fixed assets	1,619	1,063	548	-	1,001	1,349	110	89	-31	332	3,247	2,833
Total assets[1]	**59,744**	**54,903**	**22,383**	**-**	**15,185**	**18,127**	**6,814**	**4,716**	**8,939**	**23,913**	**113,065**	**101,659**

[1]For 2001, E.ON's total assets include the total assets of VAW aluminium, VEBA Oel and Stinnes, which are included in the column Other/Consolidation.

Internal operating profit is the key figure at E.ON in terms of management control, and serves as an indicator of a business's earnings power. Internal operating profit is an adjusted figure derived from income from continuing operations before income taxes and minority interests. The adjustments include net book gains and net book losses from disposals, restructuring expenses, and other non-operating earnings of an extraordinary nature.

The reconciliation of internal operating profit to income from continuing operations before income taxes and minority interests is as follows:

Income from Continuing Operations

€ in millions	2002	2001
Internal operating profit	3,890	2,682
Net book gains	1,078	890
Cost-management and restructuring expenses	-331	-325
Other non-operating earnings	-5,341	-563
Income from continuing operations before income taxes and minority interests	**-704**	**2,684**

In 2002, net book gains result primarily from the sale of Schmalbach-Lubeca (€558 million) and the Company's shares in Steag (€173 million). Additional book gains in the amount of approximately €440 million were reported at E.ON Energie, principally from the break-up of Rhenag and the disposition of shares in Sydkraft and Watt.

Book gains were partially offset by net book losses, primarily on the sale of securities at E.ON Energie (€182 million) and of the Company's shares in Orange (€103 million).

Restructuring and cost-management expenses in 2002 were recorded mainly in the Chemicals segment in connection with the best@chem performance improvement program (€189 million) and for power station closures at Powergen (€58 million). The expenses related to the phasing out of Viterra's business of developing one and two-family houses reduced earnings by €63 million.

The substantially higher loss recorded under other non-operating earnings is mainly attributable to an impairment charge of approximately €2.4 billion on the goodwill stemming from the Powergen acquisition.

The weak stock market made it necessary to make additional write-downs. A valuation adjustment in the amount of €624 million was made on the Company's Hypo-Vereinsbank shares. This write-down is in addition to the valuation adjustment of roughly €1.2 billion already recognized at June 30, 2002. Market developments necessitated valuation adjustments in the amount of €500 million on other securities held by the Company.

Furthermore, the required market valuation of certain energy derivatives resulted in unrealized expenses in the amount of €188 million. The main cause of the write-down was the sharp increase in electricity prices on the Nordpool power exchange in late 2002. This reduced the value of energy derivatives used to hedge the prices of future electricity output. However, the Company's margin is locked in and will be realized when the underlying transactions and the corresponding hedges are realized.

Other non-operating earnings also include expenses of €140 million relating to Degussa's antitrust proceedings and tax-related interest expenses of €135 million.

For purposes of internal analysis, interest income is adjusted using economic criteria. In particular, the interest portion of additions to provisions for pensions resulting from personnel expenses is allocated to interest income. The interest portions of the allocations of other long-term provisions are treated analogously to the degree that, in accordance with U.S. GAAP, they are reported on different lines of the Consolidated Statements of Income.

In 2002, non-operating interest income (net) primarily reflects tax-related interest expenses.

Interest Income Charged against Internal Operating Profit

€ in millions	2002	2001
Interest and simliar expenses (net)	**-396**	**-74**
Non-operating interest income (net)[1]	184	-16
Interest income of long-term provisions	-630	-448
Interest income (net) charged against internal operating profit	**-842**	**-538**

[1]This figure is calculated by adding interest expenses and subtracting interest income.

Geographic Segmentation. The following table details external sales (by destination and by operation) and internal operating profit and long-lived assets information by geographic area for the years ended December 31.

Geographic Segment Information

	Germany		Europe (Eurozone excluding Germany)		Europe (other)		USA		Other		Total	
€ in millions	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
External sales												
by destination	20,596	18,134	3,198	6,199	6,710	4,403	3,903	4,999	2,652	3,538	37,059	37,273
by operation	23,206	23,441	1,993	3,625	6,311	3,263	4,060	4,938	1,489	2,006	37,059	37,273
Internal operating profit	2,571	2,291	160	-114	729	325	284	136	146	44	3,890	2,682
Long-lived assets	23,463	21,006	1,379	2,659	11,708	7,733	4,941	1,613	498	1,275	41,989	34,286

Information on Major Customers. E.ON's customer structure in 2002 and 2001 did not result in any major concentration in any given geographical region or business area other than Germany. Due to the high volume of the Company's customers and the variety of its business activities, there are no individual customers whose business volume is material compared with the Company's total business volume.

(32) Compensation of Supervisory Board and Board of Management

Supervisory Board

Provided that E.ON's shareholders approve the proposed dividend at the Annual Shareholders' Meeting on April 30, 2003, total remuneration to members of the Supervisory Board will be €2.6 million (2001: €2.4 million). Of this total, €0.7 million (2001: €0.7 million) consists of fixed compensation (including compensation for duties performed at subsidiaries and attendance fees) and €1.9 million (2001: €1.7 million) of variable compensation.

Pursuant to E.ON AG's Articles of Association, members of the Supervisory Board receive an annual fixed fee of €10,000 and are reimbursed each fiscal year for their meeting-related expenses, including reimbursement for the VAT on their remuneration. Members of the Supervisory Board also receive an attendance fee of €1,000 per meeting. In addition, members of the Supervisory Board receive an annual variable fee of €1,250 for each percentage point by which the dividend paid to shareholders exceeds 4 percent of the Company's capital stock. The Chairman of the Supervisory Board receives three times the above-mentioned fees, the Deputy Chairman receives double the above-mentioned fees, and each member of a committee receives one-and-a-half times the above-mentioned fees.

Members of the Supervisory Board who serve less than the entire financial year owing to a change in the Board's composition receive the above-mentioned fees on a proportionate basis. There were no loans to members of the Supervisory Board in the 2002 financial year.

The members of the Supervisory Board are listed on page 13.

Board of Management

Total remuneration to members of the Board of Management was €10.5 million (2001: €8.8 million). Of this total, €4.6 million (2001: €4.0 million) consisted of fixed compensation, including compensation for duties performed at subsidiaries as well as monetary benefits and other compensation. Variable compensation of €5.2 million (2001: €4.8 million) reflects the performance-related bonus members of the Board of Management would receive based on the proposed dividend of €1.75 (2001: €1.60) per E.ON ordinary share. Total remuneration also includes gains totaling €0.7 million (2001: €0 million) from the exercise of 124,750 SARs from the first and second tranche.

In early 2002, members of the Board of Management received a total of 260,000 (2001: 162,500) SARs. These SARs were part of the fourth tranche of the SAR plan described on pages 118 and 119. On the balance-sheet date, the SARs of all tranches had a hypothetical exercise value of zero because the E.ON share price ended the year markedly below the strike prices of the respective tranches.

Total payments to retired members of the Board of Management and their beneficiaries were €4.9 million (2001: €5.6 million). Provisions of €53.9 million (2001: €67.7 million) have been provided for the pension obligations to retired members of the Board of Management and their beneficiaries.

There were no loans to members of the Board of Management in the 2002 financial year.

The members of the Board of Management are listed on pages 8 and 9.

(33) Subsequent Events

In January 2003, E.ON concluded an agreement to sell its nearly 16 percent shareholding in Bouygues Telecom, the third largest cellular phone network company in France. The Bouygues Group will purchase the shares in two tranches for approximately €1.1 billion, including approximately €140 million in shareholder loans. In the first step, Bouygues Group will acquire from E.ON a 5.8 percent stake in Bouygues Telecom for approximately €400 million. In the second step, Bouygues Group has a call option to purchase the remaining 10.1 percent shareholding between April 2003 and October 2005. If Bouygues Group does not exercise its option, E.ON has a put option to sell the 10.1 percent stake to Bouygues Group between October 2005 and February 2007. Both options have an exercise price of approximately €670 million. From the date on which the first step is completed, E.ON will also receive interest at market rates on the exercise price of the second step. E.ON will post a net book gain of about €800 million on the transaction; thereof approximately €300 million will be realized in 2003 as part of the first step of the transaction.

On January 31, 2003, E.ON reached an out-of-court settlement with nine companies that had filed appeals in state Superior Court in Düsseldorf against the ministerial approval of the Ruhrgas takeover. All appeals were withdrawn. E.ON completed its acquisition of RAG's Bergemann shares on the same day. By mid-February 2003, the Company had acquired approximately 60 percent of the shares in Ruhrgas. Under the terms of the ministerial approval, E.ON Energie is required to dispose of its 5.3 percent stake in VNG AG ("VNG"), Leipzig, Germany, its 27.4 percent stake in EWE Aktiengesellschaft, Oldenburg, Germany, its 22.0 percent stake in swb AG ("swb"), Bremen, Germany, its 80.5 percent stake in Gelsenwasser, and its 22.0 percent stake in Bayerngas GmbH ("Bayerngas"), Munich, Germany. In addition, Ruhrgas is required to dispose of its 36.8 percent stake in VNG, its 11.3 percent stake in swb, and its 22.0 percent stake in Bayerngas.

E.ON reached an agreement with Fortum and EnBW to exchange shareholdings in and outside Germany and will acquire an interest in Concord Power.

E.ON reached individual agreements with Stawag, Stadtwerke Rosenheim, Trianel, Ampere, GGEW, and Ares. These agreements are based on electricity and gas supply contracts, the disposal of assets and shareholdings, marketing support, and other financial payments. The agreements are currently being reviewed by Germany's antitrust regulator.

In June 2002, RAG tendered a cash offer of €38 per Degussa share to all Degussa shareholders. The offer was accepted by most of the outstanding Degussa shareholders as well as E.ON which accepted 18.08 percent. The offer was contingent on E.ON's acquisition of the shares of Bergemann and hence indirectly the investment of RAG in Ruhrgas shares by January 31, 2003. All conditions of the deal were met on time, and the takeover offer took effect on January 31, 2003. RAG now owns 46.48 percent of Degussa's stock. E.ON currently also owns shares in Degussa in the same amount. The remaining 7.04 percent is widely held. In a second step to the transaction, RAG will acquire additional Degussa shares from E.ON on May 31, 2004, in order to increase its stake to 50.1 percent.

Düsseldorf, February 17, 2003

The Board of Management

Hartmann

Simson

Gaul

Krüper

Schipporeit



Ferenc Steiner is a meter technician at Dédász in Hungary and an award-winning winemaker.

Mandates of Board Members

Information on additional mandates carried by members of E.ON AG's Supervisory Board

Dr. Klaus Liesen
Chairman of the Supervisory Board, Ruhrgas AG
Chairman
- Allianz AG (Chairman)
- Ruhrgas AG (Chairman)
- TUI AG
- Volkswagen AG

Hubertus Schmoldt
Chairman of the Board of Management, Industriegewerkschaft Bergbau, Chemie, Energie
Deputy Chairman
- Bayer AG
- Buna Sow Leuna Olefinverbund GmbH
- Deutsche BP AG
- RAG Coal International AG

Günter Adam
Foreman
- Degussa AG

Dr. Karl-Hermann Baumann
Chairman of the Supervisory Board, Siemens AG
- Deutsche Bank AG
- Linde AG
- mg technologies AG
- Schering AG
- Siemens AG (Chairman)
- ThyssenKrupp AG
- Wilhelm von Finck AG

Ralf Blauth
Industrial Clerk
- Degussa AG

Dr. Rolf-E. Breuer
Chairman of the Supervisory Board, Deutsche Bank AG
- Bertelsmann AG
- Deutsche Bank AG (Chairman)
- Deutsche Börse AG (Chairman)
- Deutsche Lufthansa AG
- Siemens AG
- Compagnie de Saint-Gobain S.A.
- Kreditanstalt für Wiederaufbau
- Landwirtschaftliche Rentenbank

Dr. Gerhard Cromme
Chairman of the Supervisory Board, ThyssenKrupp AG
- Allianz AG
- Axel Springer Verlag AG
- Deutsche Lufthansa AG
- Ruhrgas AG
- ThyssenKrupp AG (Chairman)
- Volkswagen AG
- Suez S.A.

Ulrich Hocker
General Manager, German Investor Protection Association
- CBB Holding AG (Chairman)
- Feri Finance AG
- Karstadt Quelle AG
- ThyssenKrupp Steel AG
- Gartmore Capital Strategy Fonds
- Phoenix Mecano AG

Jan Kahmann
Member of the Board, Unified Service Sector Union (ver.di)
- Eurogate Beteiligungs GmbH
- TUI AG

Eva Kirchhof
Diploma Physicist
- Infracor GmbH

Dr. h.c. André Leysen
Honorary Chairman of the Administrative Board, Gevaert N.V.
- Deutsche Telekom AG
- Schenker AG

Dagobert Millinghaus
(until October 24, 2002)
Accounting and Administration Manager
- Stinnes AG

Margret Mönig-Raane
Vice-Chairwoman of the Board, Unified Service Sector Union (ver.di)
- Deutsche Bank AG

As of December 31, 2002, or the date of retirement from E.ON AG's Supervisory Board
- Supervisory Board mandates in accordance with Sec. 100, Para. 2 of the German Stock Corporation Act (AktG)
- Membership in comparable domestic and foreign supervisory bodies of commercial enterprises

[1]Exempted Group mandate
[2]Other Group mandate

Ulrich Otte
Systems Engineer
- E.ON Energie AG
- E.ON Kraftwerke GmbH

Klaus-Dieter Raschke
Tax Assistant
- E.ON Energie AG
- E.ON Kernkraft GmbH

Dr. Henning Schulte-Noelle
Chairman of the Board
of Management, Allianz AG
- Allianz Dresdner Asset Management GmbH[1] (Chairman)
- Allianz Lebensversicherungs-AG[1] (Chairman)
- Allianz Versicherungs-AG[1] (Chairman)
- Dresdner Bank AG[1] (Chairman)
- BASF AG
- Linde AG
- Siemens AG
- ThyssenKrupp AG
- AGF S.A.[2]
- RAS S.p.A.[2]

Kurt F. Viermetz
Retired Vice-Chairman and
Director of the Board,
J.P. Morgan & Co., Inc.
- Bayerische Hypo- und Vereinsbank AG
- Grosvenor Estate Holdings

Dr. Bernd W. Voss
Member of the Supervisory
Board, Dresdner Bank AG
- Allianz AG
- Dresdner Bank AG
- Continental AG
- Karstadt Quelle AG
- Quelle AG
- TUI AG
- Wacker Chemie GmbH
- Bankhaus Reuschel & Co. (Chairman)
- ABB Ltd.

Dr. Peter Weber
(until March 31, 2002)
Director of the Legal Department,
Degussa AG
- Wohnungsgesellschaft Hüls mbH

Kurt Weslowski
(until July 1, 2002)
Chemical Worker
- VEBA Oel AG
- VEBA Oil Refining & Petrochemicals GmbH

Mandates of Board Members

Mandates carried by members of E.ON AG's Board of Management

Ulrich Hartmann
Member of the
Board of Management
Chairman and co-CEO
- E.ON Energie AG[1] (Chairman)
- Deutsche Lufthansa AG
- Hochtief AG
- IKB Deutsche Industriebank AG (Chairman)
- Münchener Rückversicherungs-Gesellschaft AG (Chairman)
- RAG Aktiengesellschaft (Chairman)
- Arcelor
- Henkel KGaA
- Powergen plc[2] (Chairman)

Prof. Dr. Wilhelm Simson
Member of the
Board of Management
Chairman and co-CEO
- Degussa AG[1] (Chairman)
- VIAG Telecom AG[1] (Chairman)
- Bayerische Hypo- und Vereinsbank AG

Dr. Hans Michael Gaul
Member of the
Board of Management
Controlling/Corporate Planning, M&A, Legal Affairs
- Degussa AG[1]
- E.ON Energie AG[1]
- Viterra AG[1] (Chairman)
- Allianz Versicherungs-AG
- DKV AG
- RAG Aktiengesellschaft
- Steag AG
- Volkswagen AG
- E.ON North America, Inc.[2]
- LG&E Energy Corp.[2]
- Powergen plc[2]

Dr. Manfred Krüper
Member of the
Board of Management
Human Resources, Infrastructure and Services, Procurement, Organization
- Viterra AG[1]
- equitrust Aktiengesellschaft (Chairman)
- RAG Aktiengesellschaft
- RAG Immobilien AG
- Victoria Versicherung AG
- Victoria Lebensversicherung AG
- E.ON North America, Inc.[2] (Chairman)

Dr. Erhard Schipporeit
Member of the
Board of Management
Finance, Accounting, Taxes, IT
- Degussa AG[1]
- E.ON Energie AG[1]
- VIAG Telecom AG[1]
- Commerzbank AG
- HDI Privat Versicherung AG
- Connect Austria GmbH[2]
- E.ON Risk Consulting GmbH[2] (Chairman)
- HDI V.a.G.

As of December 31, 2002.
- Supervisory Board mandates in accordance with Sec. 100, Para. 2 of the German Stock Corporation Act (AktG)
- Membership in comparable domestic and foreign supervisory bodies of commercial enterprises

[1]Exempted Group mandate
[2]Other Group mandate

Summary of financial highlights

€ in millions	pro forma 1999[1]	pro forma 2000	2001[4]	2002
Sales	**69,745**	**88,858**	**37,273**	**37,059**
Income/(loss) from continuing operations before income taxes and minority interests	5,048[2]	6,498	3,201	-704
Income/(loss) from continuing operations	3,095[3]	3,440	2,559	-696
Net income	**2,839**	**3,678**	**2,570**	**2,777**
EBITDA	8,564	8,041	6,649	7,680
EBIT	3,722	2,136	3,695	4,732
Internal operating profit	2,748	2,445	3,157	3,890
ROCE (in %)	8.9	10.1	9.6	9.3
Capital employed (annual average)	51,946	44,376	38,402	51,052
Earnings per share (in €)				
from net income	3.90	5.07	3.81	4.26
from continuing operations	-	4.74	3.80	-1.06
from discontinued operations	-	0.33	0.05	5.03
from cumulative effect of changes in accounting principles, net	-	-	-0.04	0.29
Dividend per share (in €)	1.25	1.35	1.60	1.75
Asset structure				
Long-term assets	60,169	65,592	64,663	85,636
Short-term assets	34,459	40,623	36,996	27,429
Thereof: liquid funds	9,529	8,501	12,144	8,385
Total assets	94,628	106,215	101,659	113,065
Capital structure				
Stockholders' equity	26,293	28,033	24,462	25,653
Thereof: capital stock	1,985	1,985	1,799	1,799
Minority interests	4,888	5,123	6,362	6,511
Long-term liabilities	41,478	40,821	44,628	58,063
Thereof: provisions	28,683	27,940	26,564	28,721
Thereof: financial liabilities	8,000	7,611	9,308	17,175
Thereof: other liabilities	4,795	5,270	8,756	12,167
Short-term liabilities	21,969	32,238	23,594	22,838
Thereof: provisions	8,371	8,315	6,237	5,588
Thereof: financial liabilities	3,929	11,743	7,011	7,675
Thereof: other liabilities	9,669	12,180	12,959	9,575
Total stockholders' equity and liabilities	94,628	106,215	101,659	113,065
Cash flow and investments				
Cash provided by operating avtivities	4,866	3,413	2,652	3,690
Investments	11,045	14,380	6,909	24,182
Employees at year end	**203,733**	**166,183**	**92,754**	**107,856**
Financial ratios				
Equity ratio (in %)	27.8	26.4	24.1	22.7
Long-term assets as a percentage of property, plant, and equipment	120.8	112.7	116.7	105.5
Return on equity after taxes (in %)	11.2	13.5	9.8[5]	11.1
Net financial position (liquid funds minus financial liabilities)	-2,400	-5,973	-613	-13,979
Cash provided by operating avtivities as a percentage of sales	7.0	3.8	7.1	10.0

[1]Includes MEMC and VAW aluminium.
[2]Net income before taxes.
[3]Net income after taxes.
[4]Adjusted for discontinued operations and goodwill amortization.
[5]Stockholders' equity was not adjusted for goodwill amortization.

Name	Location	Stake	Stockholders' equity[1]	Earnings[1]	Sales[1]
I. Consolidated subsidiaries		%	€m	€m	€m
Energy					
E.ON Energie AG	Munich	100.0	3,666.8	641.1[2]	35.7
Avacon AG	Helmstedt	56.5	861.8	144.7	2,267.5
Dél-dunántúli Áramszolgáltató Részvénytársaság	HU, Pécs	92.4	131.1	10.5	265.3
DKCE Debreceni Kobinált Ciklusú Erömü Kft.	HU, Debrecen	100.0	14.5	3.8	30.9
E.DIS Aktiengesellschaft	Fürstenwalde	71.0	777.2	68.9	1,398.9
E.ON Bayern AG	Regensburg	97.3	853.6	152.2[2]	2,381.8
E.ON Benelux Generation n.v.	NL, Voorburg	100.0	511.1	280.6	620.4
E.ON Czech Holding AG	Munich	100.0	552.9	8.0	0.0
E.ON Hungária Energetikai Részvénytársaság	HU, Budapest	100.0	737.6	8.6	9.8
E.ON Kernkraft GmbH[3]	Hanover	100.0	215.0	304.0[2]	1,247.9
E.ON Kraftwerke GmbH[3]	Hanover	100.0	781.2	385.4[2]	1,772.3
E.ON Netz GmbH[3]	Bayreuth	100.0	566.8	151.0[2]	2,352.1
E.ON Sales & Trading GmbH[3]	Munich	100.0	995.1	-240.7[2]	8,291.5
E.ON Wasserkraft GmbH[3]	Landshut	100.0	370.9	133.1[2]	320.5
Elektrizitätswerk Minden-Ravensberg GmbH	Herford	55.2	123.8	10.1	289.1
Energie-Aktiengesellschaft Mitteldeutschland EAM	Kassel	73.3	424.3	209.5	681.6
Espoon Sähkö Oyj	FI, Espoo	65.6	129.0	23.5	207.9
Észak-dunántúli Áramszolgáltató Rt.	HU, Györ	90.6	264.4	21.3[2]	462.4
Hein Gas Hamburger Gaswerke GmbH	Hamburg	100.0	166.0	35.8	871.7
Pesag Aktiengesellschaft	Paderborn	54.5	96.3	18.5	353.5
Schleswag Aktiengesellschaft	Rendsburg	65.3	446.2	77.7	1,264.3
Sydkraft AB	SE, Malmö	55.2	2,546.6	50.7	653.6
Teag Thüringer Energie AG	Erfurt	72.7	544.6	71.1	737.9
Thüga Aktiengesellschaft	Munich	87.1	2,147.0	645.1	341.8
Powergen UK plc	GB, London	100.0	3,290.4	589.0	4,748.9
CRC-Evans Pipeline International. Inc.	USA, Houston	100.0	27.8	-3.3	48.9
Distribuidora de Gas del Centro SA	AR, Córdoba	45.9	216.7	21.7	178.1
DR Corby Limited	GB, London	100.0	81.3	-19.6	0.0
E.ON UK Ltd.	GB, London	100.0	1,649.8	17.5	0.0
East Midlands Electricity Distribution plc	GB, London	100.0	324.8	923.7	1,208.5
Inversora de Gas del Centro SA	AR, Córdoba	75.0	110.6	10.9	178.1
Kentucky Utilities Corp. ("KU")	USA, Lexington	100.0	824.3	107.7	960.3
LG&E Capital Corp.	USA, Louisville	100.0	105.4	-30.8	0.0
LG&E Energy Corp.	USA, Louisville	100.0	1,863.2	-4.5	0.0
LG&E Energy Marketing Inc	USA, Louisville	100.0	-620.0	-3.8	347.1
LG&E Power Inc.	USA, Louisville	100.0	253.5	7.9	0.0
Louisville Gas and Electric Company	USA, Louisville	100.0	939.8	119.3	1,113.6
Powergen CHP Ltd.	GB, London	100.0	94.4	-74.0	181.6
Powergen Group Holdings Ltd.	GB, London	100.0	5,106.9	881.9	0.0
Powergen International Limited	GB, London	100.0	1,030.8	-6.6	5.3
Powergen Ltd.	GB, London	100.0	5,196.7	476.3	0.0
Powergen Renewables Holdings Ltd.	GB, London	100.0	24.4	-0.1	0.0
Powergen Retail Ltd.	GB, Coventry	100.0	73.3	15.0	760.9
Powergen US Holdings Ltd.	GB, London	100.0	-111.0	-126.4	0.0
TXU Europe (AHG) Ltd.	GB, Ipswich	100.0	33.6	13.8	1,376.1
TXU Europe (AHGD) Ltd.	GB, Ipswich	100.0	-38.7	-32.7	108.0
WKE Corp.	USA, Louisville	100.0	-26.3	4.1	0.0

Name	Location	Stake	Stockholders' equity[1]	Earnings[1]	Sales[1]
Chemicals		%	€m	€m	€m
Degussa AG	Düsseldorf	64.6	3,888.2	397.8	3,601.8
ChemRex Inc.	USA, Shakopee	100.0	67.8	14.2	195.9
Degussa Antwerpen N.V.[5]	BE, Antwerpen	100.0	66.7	5.2	368.6
Degussa Canada Inc.	CA, Brampton-Bramalea	100.0	67.7	10.1	105.8
Degussa Construction Chemicals GmbH	Trostberg	100.0	295.0	16.0	0.0
Degussa Corporation	USA, Parsippany	100.0	939.3	-27.1	630.0
Degussa Flavors & Fruit Systems US. LLC	USA, Wilmington	100.0	45.1	7.7	117.6
Degussa Health & Nutrition GmbH	Trostberg	100.0	477.1	141.1[2]	0.0
Degussa Texturant Systems France SAS	FR, Boulogne	100.0	133.6	6.8	173.3
Degussa UK Holdings Limited[5]	GB, London	100.0	771.6	-5.7	0.0
Goldschmidt AG	Essen	98.0	127.0	45.2[2]	302.0
Infracor GmbH	Marl	100.0	65.6	12.3[2]	615.0
Korea Carbon Black Co., Ltd.	KR, Inchon	100.0	83.1	3.2	132.1
Laporte Amalgamation Ltd.[5]	GB, London	100.0	662.2	5.0	0.0
Laporte Speciality Organics Limited[5]	GB, London	100.0	485.0	4.7	0.0
Master Builders, Inc.	USA, Cleveland	100.0	53.6	27.9	232.6
Oxeno Olefinchemie GmbH	Marl	100.0	38.6	35.6[2]	774.7
Röhm GmbH & Co. KG	Darmstadt	100.0	156.5	14.9	734.5
Stockhausen GmbH & Co. KG	Krefeld	100.0	148.3	60.0	451.2
Stockhausen Inc.	USA, Greensboro	100.0	84.3	6.5	288.7
Real Estate					
Viterra AG	Essen	100.0	666.7	-137.8[2]	417.1
Deutschbau-Holding GmbH	Düsseldorf	50.0	459.2	-40.7	0.0
Frankfurter Siedlungsgesellschaft mbH	Frankfurt am Main	86.3	107.1	12.4	60.8
Viterra Baupartner AG	Bochum	100.0	39.2	-62.5[2]	202.3
Viterra Energy Services AG	Essen	100.0	12.8	21.3[2]	25.6
WBRM-Holding GmbH	Essen	95.0	26.7	-21.4[2]	0.0
Other					
Aviga GmbH	Duisburg	100.0	381.2	81.1	0.0
E.ON North America, Inc.[4]	USA, New York	100.0	57.6	-94.2	0.0
E.ON Telecom GmbH	Düsseldorf	100.0	513.5	991.4[2]	0.0
II. Other shareholdings					
Energy					
badenova AG & Co. KG[4]	Freiburg	48.7	191.9	44.8[2]	0.0
BKW FMB Energie AG[4]	CH, Bern	20.0	290.1	61.4	0.0
EWE Aktiengesellschaft[4]	Oldenburg	27.4	558.2	75.9	0.0
Západoslovenská energetika (ZSE)[4]	SK, Bratislava	49.0	155.0	-10.3	0.0
Corby Power Ltd.	GB, Corby	50.0	47.1	17.4	153.1
Cottam Development Centre Ltd.	GB, London	50.0	42.0	5.8	51.7
Other					
Bouygues Telecom S.A.[4]	FR, Velizy-Villacoublay	15.9	686.4	184.5	3,512.6
RAG Aktiengesellschaft[4]	Essen	39.2	487.0	0.0	4,750.0

[1]Figures comply with the financial statements prepared in accordance with the GAAP of each individual country and do not reflect the amounts included in E.ON's Consolidated Financial Statements. Stockholders' equity is translated at year-end rates; earnings and sales are translated at annual average rates.
[2]Profit and loss pooling agreement (earnings before pooling).
[3]This company exercised its exemption option under Article 264, Paragraph 3 of the German Commercial Code (HGB).
[4]Mainly prior-year figures unless profit and loss pooling agreement exists.
[5]Figures in accordance with U.S. GAAP (HB II).

Glossary

Actuarial gains and losses
The actuarial calculation of provisions for pensions is based on forecasts of a number of variables, such as projected future salaries and pensions. An actuarial gain or loss results when these assumptions are changed because the actual numbers turn out to be different from the projections.

ADR
Acronym for American depositary receipt. These are depositary certificates traded on U.S. stock exchanges in place of a foreign share. In most instances, ADRs are treated as the equivalent to one share of a foreign issuer's stock. ADRs make it easier for foreign companies to gain access to U.S. investors.

Beta factor
Indicator of a stock's relative risk. A beta coefficient of more than one indicates that a stock has a higher risk than the overall market; a beta coefficient of less than one signals a lower risk.

Cash flow statement
Calculation and presentation of the cash flow a company has generated or consumed during a reporting period as a result of its operating, investing, and financing activities.

Commercial papers (CPs)
Unsecured, short-term money market obligations issued by commercial firms and financial institutions. CPs are usually quoted on a discounted basis, with repayment at the par value. The maturities of CPs are typically from 2 to 364 days.

Cost of capital
Weighted average of the costs of debt and equity funds (weighted average cost of capital: WACC). The cost of equity is the return expected by an investor in a given stock. The cost of debt is equivalent to a firm's long-term financing terms. The interest on corporate debt is tax deductible.

Derivative
Product whose value derives largely from the price, price fluctuations, or price expectations of an underlying instrument (such as a share, bond, currency, interest-rate, or commodity).

Discontinued operations
Businesses or parts of a business that are planned for divestment or have already been divested. They are subject to special disclosure rules.

EBIT
Acronym for earnings before interest and taxes. At E.ON, it corresponds to internal operating profit before interest and taxes.

EBITDA
Acronym for earnings before interest, taxes, depreciation, and amortization. At E.ON, it corresponds to internal operating profit before interest, taxes, depreciation, and goodwill amortization.

EBITDA ÷ net financial position
Indicator of a company's ability to service its debt. At E.ON, it equals the portion of an enterprise's net financial liabilities that could be paid back out of its EBITDA.

EBITDA ÷ net interest expense
Indicator of a company's ability to service its debt. It equals the number of times a company's net interest expense could be paid using its EBITDA.

Equity method
A method for valuing shareholdings in associated companies whose assets and liabilities are not fully consolidated. The proportional share of the company's annual net income (or loss) is reflected in the shareholding's book value. This change is shown in the owning company's income statement.

Fair value
The price at which assets, debts, and derivatives pass from a willing seller to a willing buyer, each having access to all the relevant facts and acting freely.

Impairment test
Periodic comparison of an asset's book value with its fair value. A company must record an impairment charge if it is determined that an asset's fair value has fallen below its book value. Effective January 1, 2002, E.ON adopted SFAS 142, a U.S. accounting standard under which goodwill is no longer periodically amortized but instead is tested for impairment on at least an annual basis.

Internal operating profit
Internal operating profit is E.ON's most important key figure in terms of earnings and serves as an indicator of a business's long-term earnings strength. Internal operating profit is equivalent to adjusted results from ordinary operating activities. The adjustments include material nonoperating income and expenses that are unusual or infrequent (see Other comprehensive income).

Medium-term note program
Flexible bond programs used to issue debt instruments. Volumes, currencies, and maturities (usually between 2 and 30 years) can be adjusted to meet a company's financing needs.

Net financial position ÷ cash flow from continuing operations
Indicator of a company's ability to service its debt. Equals the number of years it would take to pay back a company's net financial liabilities out of its operating cash flow.

Option
The right, not the obligation, to buy or sell an underlying asset (for instance, a security or currency) at a specific date at a predetermined price from a counterparty or seller. Buy options are referred to as calls, sell options as puts.

Ordinary share
A participation in the ownership of an enterprise. It has no par value (the nominal value assigned to a share of stock by the corporate charter at the time of issuance). Ordinary shares typically entitle owners to receive any dividends that are declared and to vote at the annual shareholders meeting.

Other comprehensive income
Income and expenses that are unusual or infrequent, such as book gains or losses from disposals and restructuring expenses (see Internal operating profit).

Purchase price allocation
In a business combination accounted for as a purchase, the values at which the acquired company's assets and liabilities are recorded in the acquiring company's balance sheet.

Rating
Standardized performance categories for an issuer's short and long-term debt instruments based on the probability of full repayment. Ratings provide the foundation for investors and creditors to compare the risks of various financial investments.

ROCE
Acronym for return on capital employed. A key indicator for monitoring the performance of E.ON's business units. ROCE is the ratio between (a) internal operating profit before interest, taxes, and goodwill amortization and (b) capital employed. Capital employed represents the interest-bearing capital tied up in the E.ON Group.

Syndicated line of credit
A credit facility extended by two or more banks that is good for a stated period of time (usually one to seven years) and a stated amount. The borrower may drawn down the line in different amounts, at different times, and in different currencies.

Tax shield
Deductions that reduce an enterprise's tax burden. For example, the interest on corporate debt is tax deductible. An enterprise takes this into consideration when choosing between equity and debt financing (see Cost of capital).

U.S. GAAP
Acronym for U.S. generally accepted accounting principles. Accounting, valuation, and disclosure policies based on the principle of fair presentation of financial statements to provide information needed for decision-making, especially for investors.

For more information
about E.ON, contact:

Corporate Communications
E.ON AG
E.ON-Platz 1
40479 Düsseldorf
Germany

T +49 (0) 211-4579-367
F +49 (0) 211-4579-532

info@eon.com
www.eon.com

Only the German version of this Annual Report is legally binding.

Financial Calendar

April 30, 2003	Annual Shareholders' Meeting
May 2, 2003	Dividend Payment
May 15, 2003	Interim Report: January-March 2003
August 14, 2003	Interim Report: January-June 2003
November 17, 2003	Interim Report: January-September 2003
March 10, 2004	Annual Press Conference
March 11, 2004	Annual Analysts Conference
April 28, 2004	Annual Shareholders' Meeting

Art direction: Lesmo
Photography: Markus Altmann
Rüdiger Nehmzow (pages 8 and 9)
Mario Glasl (page 15)
Production: Jung Produktion, Düsseldorf
Typesetting & Lithography: Lettern Partners, Düsseldorf
Printing: Druckpartner, Essen

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON AG

Date: March 6, 2003

By: ____________________

Michael C. Wilhelm
Senior Vice President
Accounting